UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 22, 2023

BANYAN ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-41236	86-2556699
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

400 Skokie Blvd

Suite 820

Northbrook, Illinois 60062

(Address of principal executive offices)

(847) 757-3812
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one Redeemable Warrant	BYN.U	New York Stock Exchange
Class A common stock, par value $0.0001 per share	BYN	New York Stock Exchange
Redeemable Warrants, each exercisable for one share of Class A common stock at an exercise price of $11.50 per share	BYN.WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Amendment and Restatement of Business Combination Agreement

On November 22, 2023, Banyan Acquisition Corporation (the “Company”), Panther Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), and Pinstripes, Inc., a Delaware corporation (“Pinstripes”), entered into the Second Amended and Restated Business Combination Agreement, which amends and restates the previously announced Business Combination Agreement, dated as of June 22, 2023 (as so amended and restated on September 26, 2023 and on November 22, 2023, the “Second Amended Business Combination Agreement”). The transactions contemplated by the Second Amended Business Combination Agreement are referred to as the “Business Combination.” Pinstripes, Merger Sub and the Company are collectively referred to as the “Parties.”

Pursuant to the Second Amended Business Combination Agreement, the Parties: (1) revised the definition of “Equity Value” to $336,214,140 from $379,366,110, (2) provided that a number of shares equal to the number of Forfeited Shares (as defined below), will be issued to holders of outstanding common stock of Pinstripes as consideration in the Business Combination in the form of common stock of the post-closing combined company and (3) provided that outstanding holders of common stock of Pinstripes will receive an aggregate of 4,000,000 shares of class B common stock of the post-closing combined company, which will be subject to a vesting condition (the “EBITDA Earnout Shares”). The EBITDA Earnout Shares will vest if the post-closing combined company's adjusted EBITDA for the period starting on January 8, 2024 and ending on January 5, 2025 (the “EBITDA Earnout Period”) equals or exceeds $28,000,000. Additionally, the Earnout Shares will vest in the event of a change of control of the post-closing combined company that occurs on or prior to January 5, 2025, and under certain conditions, during the period between January 5, 2025 and the date the post-closing combined company announces its earnings for the fiscal quarter ending at the end of the EBITDA Earnout Period.

The foregoing description of the Second Amended Business Combination Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Second Amended Business Combination Agreement, a copy of which is included as Exhibit 2.1, and the terms of which are incorporated by reference in this Current Report on Form 8-K.

Amendment and Restatement of Sponsor Letter Agreement

On November 22, 2023, the Company, Pinstripes, Banyan Acquisition Sponsor LLC, a Delaware limited liability company (the “Sponsor”), George Courtot, Bruce Lubin, Otis Carter, Kimberley Annette Rimsza, Matt Jaffee and Brett Biggs (together with the Sponsor, the “Sponsor Holders”) entered into the Amended and Restated Sponsor Letter Agreement, which amends and restates the previous Sponsor Letter Agreement, dated as of June 22, 2023 (as so amended, the “Amended Sponsor Letter Agreement”), pursuant to which, among other things, the Sponsor Holders have agreed that to the extent the 2,000,000 Company shares held by the Sponsor reserved for transfer (the “Reserved Shares”) to investors in certain transaction-related financings have not been transferred to such investors as of the closing of the Business Combination (with the Reserved Shares that are not transferred to such investors being the “Non-Transferred Reserved Shares”), then the lesser of (i) fifty percent (50%) of the Non-Transferred Reserved Shares and (ii) 250,000 Non-Transferred Reserved Shares, will be retained by the Sponsor (the “Sponsor Non-Transferred Reserved Shares”) and all Non-Transferred Reserved Shares in excess of the Sponsor Non-Transferred Reserved Shares will be forfeited by the Sponsor at closing of the Business Combination for no consideration (the “Forfeited Shares”).

The foregoing description of the Amended Sponsor Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended Sponsor Letter Agreement, a copy of which is included as Exhibit 10.1, and the terms of which are incorporated by reference in this Current Report on Form 8-K.

Additional Information and Where to Find It

On November 1, 2023, Banyan filed with the Securities and Exchange Commission (the “SEC”) an amended Registration Statement on Form S-4 (as amended or supplemented, the “Registration Statement”), which included a preliminary proxy statement and prospectus of Banyan and preliminary consent solicitation statement of Pinstripes in connection with the proposed business combination transaction and related matters as described in the Registration Statement. After the Registration Statement is declared effective, Banyan and Pinstripes will mail a definitive joint proxy statement/consent solicitation statement/prospectus and other relevant documents to their respective stockholders. Banyan’s stockholders, Pinstripes' stockholders and other interested persons are advised to read the preliminary joint proxy statement/consent solicitation statement/prospectus, any amendments thereto, and, when available, the definitive joint proxy statement/consent solicitation statement/prospectus in connection with Banyan’s solicitation of proxies for its stockholders’ meeting to be held to approve the business combination and related matters, and the solicitation of written consents of Pinstripes’ stockholders to approve the business combination, because the definitive joint proxy statement/consent solicitation statement/prospectus will contain important information about Banyan and Pinstripes and the proposed business combination. This communication is not a substitute for the Registration Statement, the definitive joint proxy statement/consent solicitation statement/prospectus or any other document that Banyan or Pinstripes will send to their stockholders in connection with the business combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, ANY AMENDMENTS THERETO, AND, WHEN AVAILABLE, THE DEFINITIVE JOINT PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION.

The definitive joint proxy statement/consent solicitation statement/prospectus will be mailed to stockholders of Banyan as of a record date to be established for voting on the proposed business combination and related matters and will be sent to stockholders of Pinstripes. Stockholders may obtain copies of the definitive joint proxy statement/consent solicitation statement/prospectus, when available, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Banyan Acquisition Corporation, 400 Skokie Blvd., Suite 820, Northbrook, IL 60062.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE BUSINESS COMBINATION OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, Banyan and Pinstripes and their respective directors, officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from Banyan’s stockholders with respect to the proposed business combination and related matters. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Banyan and Pinstripes in the joint proxy statement/consent solicitation statement/prospectus relating to the proposed business combination. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only, and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

Certain statements in this Current Report on Form 8-K are “forward-looking statements.” Such forward-looking statements are often identified by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “forecasted,” “projected,” “potential,” “seem,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or otherwise indicate statements that are not of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: risks related to the uncertainty of the projected financial information with respect to Pinstripes, risks related to Pinstripes’ current growth strategy, Pinstripes’ ability to successfully open and integrate new locations, the risks related to the capital intensive nature of Pinstripes’ business, the ability of Pinstripes’ to attract new customers and retain existing customers and the impact of the COVID-19 pandemic, including the resulting labor shortage and inflation, on Pinstripes. The forgoing list of factors is not exhaustive and additional factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to the business combination; (2) the outcome of any legal proceedings that may be instituted against Banyan, the combined company or others relating to the business combination and the definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Banyan or to satisfy (or to be waived) other conditions to closing (including, without limitation, the minimum cash condition); (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet stock exchange listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of Pinstripes as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations; (10) the possibility that Pinstripes or the combined company may be adversely affected by other economic, business, and/or competitive factors and (11) Pinstripes’ estimates of operating results. The foregoing list of factors is not exhaustive.

Stockholders and prospective investors should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” sections of the joint proxy statement/consent solicitation statement/prospectus relating to the proposed business combination, Banyan’s final prospectus dated January 19, 2022, related to its initial public offering, Banyan’s Annual Report on Form 10-K filed with the SEC on March 31, 2023 and other documents filed by Banyan from time to time with the SEC.

Stockholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which only speak as of the date made, are not a guarantee of future performance and are subject to a number of uncertainties, risks, assumptions and other factors, many of which are outside the control of Banyan and Pinstripes. Banyan and Pinstripes expressly disclaim any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the expectations of Banyan or Pinstripes with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Item 9.01. Financial Statements and Exhibits

(c) Exhibits:

Exhibit No.	Description
2.1	Second Amended and Restated Business Combination Agreement, dated as of November 22, 2023, by and among Banyan Acquisition Corporation, Panther Merger Sub Inc. and Pinstripes, Inc.
10.1	Amended Sponsor Letter Agreement, dated as of November 22, 2023, by and among Banyan Acquisition Corporation, Pinstripes, Inc., Banyan Acquisition Sponsor LLC and other parties thereto
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Banyan Acquisition Corporation

Dated: November 22, 2023	/s/ Keith Jaffee
Keith Jaffee
Chief Executive Officer

Exhibit 2.1

second AMENDED AND RESTATED

Business Combination AGREEMENT

by and among

BANYAN ACQUISITION CORPORATION,

PANTHER MERGER SUB inc.

AND

PINSTRIPES, INC.

Dated as of november 22, 2023

TABLE OF CONTENTS

i

ii

EXHIBITS

Exhibit A	Series I Preferred Stock Purchase Agreement
Exhibit B-1	Security Holder Support Agreement
Exhibit B-2	Lockup Agreement
Exhibit C	Sponsor Letter Agreement
Exhibit D	Forms of Second Amended and Restated Certificate of Incorporation of the SPAC and Second Amended and Restated Bylaws of the SPAC
Exhibit E	Form of Director Designation Agreement
Exhibit F	Form of Letter of Transmittal
Exhibit G	Post-Closing Directors and Officers
Exhibit H	Form of Company Written Consent

iii

SECOND AMENDED AND RESTATED BUSINESS COMBINATION AGREEMENT

This Second Amended and Restated Business Combination Agreement (this “Agreement”) is made and entered into as of November 22, 2023 (the “Amendment Date”) by and among (a) Banyan Acquisition Corporation, a Delaware corporation (the “SPAC”), (b) Panther Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of the SPAC (“Merger Sub”, together with the SPAC, the “SPAC Parties”), and (c) Pinstripes, Inc., a Delaware corporation (the “Company”). The SPAC, Merger Sub and the Company shall each also be referred to herein from time to time as a “Party” and collectively as the “Parties”. Capitalized terms used but not otherwise defined herein have their respective meanings as set forth in Section 1.1.

RECITALS

whereas, on June 22, 2023 (the “Execution Date”), the Parties entered into a Business Combination Agreement (the “Original Agreement”);

whereas, on September 26, 2023 (the “Initial Amendment Date”), the Parties amended and restated the Original Agreement (the “Initial Amended and Restated Agreement”), and in accordance with Section 11.1 of the Initial Amended and Restated Agreement, the Parties now desire to amend and restate the Initial Amended and Restated Agreement;

whereas, (a) the SPAC is a blank check company incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one (1) or more businesses and (b) Merger Sub is a direct wholly-owned Subsidiary of the SPAC and was formed for the sole purpose of the Merger;

WHEREAS, subject to the terms and conditions hereof, at the Closing, Merger Sub will merge with and into the Company, with the Company as the surviving entity (the “Merger”), resulting in the Company becoming a wholly-owned direct subsidiary of the SPAC, and each Company Common Share (including Company Common Shares resulting from the Conversions) will be automatically converted as of the Effective Time into the right to receive a portion of the Aggregate Transaction Share Consideration, in each case, on the terms and subject to the conditions set forth in this Agreement and in accordance with Section 251 of the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, it is intended for U.S. federal and applicable state and local income Tax purposes that the Merger will be treated as qualifying as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”). By executing this Agreement, the Parties hereby adopt a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3, and intend to file the statement required by Treasury Regulations Section 1.368-3(a);

WHEREAS, the SPAC Board has (a) determined that it is fair to and in the best interests of the SPAC and the shareholders of the SPAC, and declared it advisable, to enter into this Agreement and the Ancillary Agreements to which the SPAC is or will be a party and to consummate the Transactions, (b) adopted and approved the execution, delivery and performance or consummation (as applicable) by the SPAC of this Agreement, the Ancillary Agreements to which the SPAC is or will be a party and the Transactions, (c) resolved to recommend that the holders of the SPAC Shares entitled to vote thereon vote in favor of each SPAC Stockholder Voting Matter, and (d) directed that each SPAC Stockholder Voting Matter be submitted to the holders of the SPAC Shares for approval;

WHEREAS, the board of directors of Merger Sub has (a) determined that it is fair to and in the best interests of Merger Sub and the SPAC (as its sole shareholder), and declared it advisable, to enter into this Agreement and the Ancillary Agreements to which Merger Sub is or will be a party and to consummate the Transactions, (b) adopted and approved the execution, delivery and performance or consummation (as applicable) by Merger Sub of this Agreement, the Ancillary Agreements to which Merger Sub is or will be a party and the Transactions, (c) resolved to recommend that the SPAC (as Merger Sub’s sole shareholder) adopt this Agreement, and (d) directed that this Agreement be submitted to the SPAC (as Merger Sub’s sole shareholder) for approval;

WHEREAS, the board of directors of the Company (the “Company Board”) has (a) determined that it is fair to and in the best interests of the Company and the Company Stockholders, and declared it advisable, to enter into this Agreement and the Ancillary Agreements to which the Company is or will be a party and to consummate the Transactions, (b) adopted and approved the execution, delivery and performance or consummation (as applicable) by the Company of this Agreement, the Ancillary Agreements to which the Company is or will be a party and the Transactions, (c) resolved to recommend that the Company Stockholders entitled to vote thereon adopt this Agreement, and (d) directed that this Agreement be submitted to the Company Stockholders for approval;

whereas, contemporaneously with the execution and delivery of the Original Agreement, and in connection with the Transactions, the Company and Middleton Partners entered into a Securities Purchase Agreement, attached hereto as Exhibit A (the “Series I Preferred Stock Purchase Agreement”), pursuant to which Middleton Partners agreed to invest $18,000,000 (the “Bridge Amount”) in the Company in exchange for an aggregate number of 720,000 shares of the Company’s Series I Convertible Preferred Stock (the “Bridge Financing”);

whereas, contemporaneously with the execution and delivery of the Original Agreement, (i) the SPAC, the Company and the Key Company Security Holders, entered into the Security Holder Support Agreement attached hereto as Exhibit B-1 (the “Security Holder Support Agreement”), providing that, among other things, the Key Company Security Holders will vote their respective Company Shares in favor of this Agreement and the Transactions and waive their respective appraisal rights and (ii) the SPAC, the Company and certain security holders of the Company and the SPAC, entered into the Lockup Agreement attached hereto as Exhibit B-2 (the “Lockup Agreement”), providing that, such security holders be bound by certain lock-up provisions during the lock-up periods described therein;

WHEREAS, as of the Execution Date, Banyan Acquisition Sponsor LLC, a Delaware limited liability company (“Sponsor”), owned, and Sponsor continues to own as of the Amendment Date, 2,000,000 SPAC Class A Shares and 5,095,375 SPAC Class B Shares;

WHEREAS, contemporaneously with the execution and delivery of the Original Agreement, and in connection with the Transactions, the Sponsor, the SPAC, the Company and certain other Persons party thereto entered into a Sponsor Letter Agreement, dated as of the Execution Date, and amended and restated as of the Amendment Date, attached hereto as Exhibit C (the “Sponsor Letter Agreement”), pursuant to which (among other things), the Sponsor has agreed to (a) vote in favor of the Agreement and the Transactions, (b) be bound by certain restrictions on transfer with respect to its SPAC Shares, (c) terminate certain lock-up provisions of that certain letter agreement, dated as of January 19, 2022, (d) be bound by certain lock-up provisions during the lock-up periods described therein with respect to its SPAC Shares, (e) waive any adjustment to the conversion ratio set forth in the Governing Documents of the SPAC or any other anti-dilution or similar protection with respect to the SPAC Class B Shares and (f) subject certain of its SPAC Shares to forfeiture and/or vesting on the basis of achieving certain trading price thresholds following the Closing;

WHEREAS, as a condition to the consummation of the Transactions, the SPAC shall provide its shareholders with the opportunity to exercise their respective right to participate in the SPAC Share Redemption, on the terms and subject to the conditions and limitations set forth herein and in the applicable Governing Documents of the SPAC, in conjunction with, inter alia, obtaining the Required Vote;

WHEREAS, simultaneously with the Closing and by virtue of the Merger, the Existing SPAC Charter and the Amended and Restated Bylaws of the SPAC shall be amended and restated in the forms attached hereto as Exhibit D (the “SPAC A&R CoI” and the “SPAC A&R Bylaws”);

WHEREAS, simultaneously with the Closing, the SPAC, certain shareholders of the SPAC and certain Company Stockholders shall enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), in a form to be mutually agreed upon by the SPAC and the Company;

WHEREAS, simultaneously with the Closing, the SPAC and the Key Individual shall enter into a Director Designation Agreement, substantially in the form attached hereto as Exhibit E (the “Director Designation Agreement”), pursuant to which the Key Individual shall be entitled to designate for election to the SPAC Board (a) four (4) individuals so long as he beneficially owns a number of SPAC New Common Shares equal to at least seventy percent (70%) of the number of the SPAC New Common Shares issued to him pursuant to the Transactions, (b) three (3) individuals so long as he beneficially owns a number of SPAC New Common Shares equal to at least fifty percent (50%) of the number of the SPAC New Common Shares issued to him pursuant to the Transactions, (c) two (2) individuals so long as he beneficially owns a number of SPAC New Common Shares equal to at least twenty-five percent (25%) of the number of SPAC New Common Shares issued to him pursuant to the Transactions, and (d) one (1) individual so long as he beneficially owns a number of SPAC New Common Shares equal to at least ten percent (10%) of the number of the SPAC New Common Shares issued to him pursuant to the Transactions, and, contemporaneously therewith, the Key Individual may also enter into a voting agreement with certain other Persons whereby they agree to vote for the designees of the Key Individual; and

WHEREAS, in connection with the Closing, the SPAC shall be renamed “Pinstripes Holdings, Inc.” (or an alternative name determined by the Company) and shall trade publicly on the Stock Exchange under the ticker symbol “PNST” (or an alternative ticker symbol agreed to by the Parties in writing).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and subject to the terms and conditions set forth herein, the Parties, intending to be legally bound, hereby agree as follows:

Article I
CERTAIN DEFINITIONS

Section 1.1        Certain Definitions. For purposes of this Agreement, capitalized terms used but not otherwise defined herein shall have the respective meanings set forth below.

“2023 Omnibus Incentive Plan” has the meaning set forth in Section 6.18.

“ACA” has the meaning set forth in Section 3.15(c).

“Additional Consideration” has the meaning set forth in Section 2.12.

“Adjusted Bridge Amount” means (a) the Bridge Amount plus (b) the aggregate amount of all dividends accrued on the Company’s Series I Convertible Preferred Stock pursuant to that certain Certificate of Designations of the Series I Convertible Preferred Stock of the Company, filed with the Secretary of State of the State of Delaware as of June 21, 2023 plus (c) the aggregate amount of any Permitted Equity Financing consummated as an investment in the Company’s Series I Convertible Preferred Stock plus (d) the aggregate amount of any Interim Series I Issuances.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, its capacity as a sole or managing member or otherwise; provided, that no portfolio company of a private equity fund or other investment fund that is an Affiliate of a Group Company shall be deemed an “Affiliate” for purposes of this Agreement.

“Affiliated Group” means a group of Persons that elects to file, is required to file or otherwise files a Tax Return or pays a Tax as an affiliated group, aggregate group, consolidated group, combined group, unitary group or other group recognized by applicable Tax Law.

“Affiliated Transactions” has the meaning set forth in Section 3.20.

“Aggregate Transaction Share Consideration” means, collectively, the Transaction Share Consideration, the Additional Consideration, the Earnout Shares, the EBITDA Earnout Shares and the Series I Share Consideration.

“Agreement” has the meaning set forth in the Preamble.

“Allocation Schedule” has the meaning set forth in Section 2.3(a).

“Alternative Transaction Structure” has the meaning set forth in Section 8.1(e).

“Amendment Date” has the meaning set forth in the Preamble.

“Ancillary Agreement” means each agreement, document, instrument or certificate (a) executed contemporaneously with the Original Agreement, the Initial Amended and Restated Agreement or this Agreement and relating to the transactions contemplated hereby, and/or (b) contemplated hereby to be executed in connection with the consummation of the transactions contemplated hereby, including the Security Holder Support Agreement, the Lockup Agreement, the Registration Rights Agreement, the Director Designation Agreement and the Sponsor Letter Agreement, in each case, only as applicable to the relevant party or parties to such agreement, document, instrument or certificate, as indicated by the context in which such term is used.

“Anti-Corruption Laws” means all applicable U.S. and non-U.S. Laws relating to the prevention of corruption and bribery, including, to the extent applicable to the Company and its Subsidiaries, the U.S. Foreign Corrupt Practices Act of 1977, the Canada Corruption of Foreign Public Officials Act of 1999, the UK Bribery Act of 2010 and the legislation adopted in furtherance of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or any other applicable Law that prohibits bribery, corruption, fraud or other improper payments.

“Antitrust Laws” has the meaning set forth in Section 6.8(c).

“Assets” has the meaning set forth in Section 3.19.

“Audited Financial Statements” has the meaning set forth in Section 3.4(a)(i).

“Bridge Amount” has the meaning set forth in the Recitals.

“Bridge Financing” has the meaning set forth in the Recitals.

“Business Combination” has the meaning ascribed to such term in the Existing SPAC Charter.

“Business Day” means any day except a Saturday, a Sunday or any other day on which commercial banks are required or authorized to close in the State of New York; provided, however, that such commercial banks shall not be deemed to be authorized to be closed for purposes of this definition due to a “shelter in place”, “non-essential employee” or similar closure of physical branch locations.

“CBA” has the meaning set forth in Section 3.9(a)(i).

“Certificate of Merger” has the meaning set forth in Section 2.1(b).

“Certificates” has the meaning set forth in Section 2.1(h).

“Change in Recommendation” has the meaning set forth in Section 6.10.

“Change of Control” means any transaction or series of transactions (a) constituting a merger, consolidation, reorganization or other business combination or equity or similar investment, however effected, following which either (i) the members of the SPAC Board immediately prior to such merger, consolidation, reorganization or other business combination or equity or similar investment do not constitute at least a majority of the board of directors of the company surviving the combination or, if the surviving company is a subsidiary, the ultimate parent thereof or (ii) the voting securities of the SPAC immediately prior to such merger, consolidation, reorganization or other business combination or equity or similar investment do not continue to represent or are not converted into fifty percent (50%) or more of the combined voting power of the then outstanding voting securities of the Person resulting from such combination or, if the surviving company is a subsidiary, the ultimate parent thereof; or (b) the result of which is a sale of fifty percent (50%) or more of the assets of the SPAC to any Person.

“Clayton Act” means the Clayton Antitrust Act of 1914.

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.2.

“Closing Form 8-K” has the meaning set forth in Section 6.9(g).

“Closing Press Release” has the meaning set forth in Section 6.9(g).

“Code” means the U.S. Internal Revenue Code of 1986.

“Cohen Warrant” means that certain Warrant to Purchase Shares of Common Stock (No. 12), exercisable into up to 50,000 Company Common Shares, issued to Cindy Cohen in December 2017, as amended.

“Cohen Warrant Amendment” means the Amendment to Warrant to Purchase Shares of Common Stock, dated as of the Execution Date, by and between Cindy Cohen and the Company.

“Company” has the meaning set forth in the Preamble.

“Company Board” has the meaning set forth in the Recitals.

“Company Bring-Down Certificate” has the meaning set forth in Section 9.2(d).

“Company Charter” means the Third Amended and Restated Certificate of Incorporation of the Company, as amended by that certain Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation of the Company, together with (a) that certain Certificate of Designations of the Series F Convertible Preferred Stock of the Company, filed with the Secretary of State of the State of Delaware as of September 13, 2018, (i) as amended by that certain Certificate of Amendment, filed with the Secretary of State of the State of Delaware as of September 23, 2019, (ii) as further amended by that certain Second Certificate of Amendment, filed with the Secretary of State of the State of Delaware as of January 28, 2020, and (iii) as further amended by that certain Third Certificate of Amendment, filed with the Secretary of State of the State of Delaware as of June 21, 2023, (b) that certain Certificate of Designations of the Series G Convertible Preferred Stock of the Company, filed with the Secretary of State of the State of Delaware as of April 23, 2021, (i) as amended by that certain Certificate of Amendment, filed with the Secretary of State of the State of Delaware as of August 18, 2021, and (ii) as further amended by that certain Second Certificate of Amendment, filed with the Secretary of State of the State of Delaware as of June 21, 2023, (c) that certain Certificate of Designations of the Series H Convertible Preferred Stock of the Company, filed with the Secretary of State of the State of Delaware as of August 18, 2021, as amended by that certain Certificate of Amendment, filed with the Secretary of State of the State of Delaware as of June 21, 2023, and (d) that certain Certificate of Designations of the Series I Convertible Preferred Stock of the Company, filed with the Secretary of State of the State of Delaware as of June 21, 2023, in each case, as the same may be amended and/or restated from time to time.

“Company Common Shares” means shares of common stock, par value $0.01 per share, of the Company designated as “Common Stock” pursuant to the Company Charter; provided that, immediately from and after the Conversions, “Company Common Shares” shall be deemed (including for all purposes under Article II) to include the Company Common Shares issued in connection with the Conversions.

“Company D&O Provisions” has the meaning set forth in Section 6.13(b).

“Company Disclosure Schedules” means the Disclosure Schedules delivered by the Company to the SPAC concurrently with the execution and delivery of the Original Agreement.

“Company Employee Benefit Plan” means each Employee Benefit Plan that is maintained, sponsored or contributed to (or required to be contributed to) by any of the Group Companies or under or with respect to which any of the Group Companies has any Liability.

“Company Equity Award” means, as of any determination time, each Company Option and each other award to any current or former director, manager, officer, employee, individual independent contractor or other service provider of the Company of rights of any kind to receive any equity security of the Company or award, the value of which is determined with reference to any equity security of the Company, in either case, under any Company Equity Plan or otherwise that is outstanding.

“Company Equity Interests” has the meaning set forth in Section 3.3(a).

“Company Equity Plan” means the Pinstripes, Inc. 2008 Equity Incentive Plan that provides for the award to any current or former director, manager, officer, employee, individual independent contractor or other service provider of the Company of rights of any kind to receive equity securities of the Company or benefits measured in whole or in part by reference to equity securities of the Company.

“Company Equityholders” means, collectively, the Company Stockholders, the holders of Company Equity Awards and the holders of Company Warrants, in each case, as of any determination time prior to the Effective Time.

“Company Expenses” means, as of any determination time, the aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of, and that are due and payable (and not otherwise expressly allocated to any SPAC Party pursuant to the terms of this Agreement or any Ancillary Agreement) by, the Company in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Agreements, the performance of its covenants or agreements in this Agreement or any Ancillary Agreement or the Registration Statement/Proxy Statement or the consummation by the Company of the Transactions, including (a) the fees and expenses of the Company’s outside legal counsel, accountants, advisors, brokers, investment bankers, consultants or other agents or service providers of the Company, and (b) any other fees, expenses, commissions or other amounts that are expressly allocated to the Company pursuant to this Agreement or any Ancillary Agreement. Notwithstanding the foregoing or anything to the contrary herein, “Company Expenses” shall not include any SPAC Expenses.

“Company Fundamental Representations” means the representations and warranties set forth in Section 3.1 (Organization; Authority; Enforceability), Section 3.2(a) (Non-contravention), Section 3.3 (Capitalization), Section 3.13 (Brokerage) and Section 3.20 (Affiliate Transactions).

“Company Group” has the meaning set forth in Section 11.16(a)(i).

“Company Indemnified Persons” has the meaning set forth in Section 6.13(b).

“Company Option” means, as of any determination time, each option to purchase Company Common Shares that is outstanding and unexercised, whether granted under a Company Equity Plan or otherwise.

“Company Post-Closing Representation” has the meaning set forth in Section 11.16(a)(i).

“Company Preferred Conversion” means the conversion, effective as of immediately prior to the Closing, of all Company Preferred Shares to Company Common Shares in accordance with the Company Charter.

“Company Preferred Shares” means, collectively, shares of preferred stock, par value $0.01 per share, of the Company designated as “Series A Preferred Stock”, “Series B Preferred Stock”, “Series C Preferred Stock”, “Series D-1 Preferred Stock”, “Series D-2 Preferred Stock”, “Series E Preferred Stock”, “Series F Convertible Preferred Stock”, “Series G Convertible Preferred Stock”, “Series H Convertible Preferred Stock” and “Series I Convertible Preferred Stock” authorized pursuant to the Company Charter.

“Company Registered IP” has the meaning set forth in Section 3.10(a).

“Company Shares” means, collectively, the Company Preferred Shares and the Company Common Shares.

“Company Stockholders” means all holders of Company Shares.

“Company Subsidiaries” means the Subsidiaries of the Company.

“Company Tail Policy” has the meaning set forth in Section 6.13(d).

“Company Warrants” means any warrants to acquire equity securities of the Company, including (a) the Silverview Warrants, (b) the Granite Creek Warrant, (c) the Cohen Warrant and (d) the Leon Warrant.

“Company Written Consent” has the meaning set forth in Section 6.20.

“Company Written Consent Deadline” has the meaning set forth in Section 6.20.

“Competing Party” has the meaning set forth in Section 6.17.

“Competing Transaction” means (a), with respect to any Group Company, (i) any transaction (including any merger, business combination or issuance, sale or transfer of any newly issued or currently outstanding Equity Interests of such Group Company that would result in any Person or group of Persons (including any special purpose acquisition company) acquiring at least twenty percent (20%) of the outstanding Equity Interests or voting power of such Group Company (other than any transaction involving the SPAC or any of its Affiliates or investors)), (ii) the direct or indirect sale or transfer, in one (1) transaction or a series of related transactions, of a material portion of the assets of the Company and its subsidiaries (other than to the SPAC and/or any of its Affiliates), (iii) any private capital raise by the Company (other than as expressly contemplated hereby) or (iv) any preparation for an initial public offering or direct listing; and (b) with respect to any SPAC Party, any merger, acquisition or other business combination involving the SPAC or any of its Affiliates, including any “initial business combination” (as contemplated by the Prospectus), with any third party (other than the Company or its Affiliates). For the avoidance of doubt, each of the Bridge Financing and the Permitted Equity Financing shall not constitute a “Competing Transaction”.

“Confidential Information” has the meaning set forth in the Confidentiality Agreement.

“Confidentiality Agreement” means that certain Confidentiality Agreement in effect between the Company and the SPAC.

“Consolidated Net Income” means, for the EBITDA Earnout Period, the consolidated net income (or loss) of the SPAC determined on a consolidated basis in accordance with Current GAAP. For the avoidance of doubt, the revenue recognition policies and practices utilized by the Company as of the date hereof shall be utilized for purposes of determining Consolidated Net Income for the purposes of Section 2.11.

“Contract” means any written or oral contract, agreement, license or Lease (including any amendments thereto).

“Conversions” means, collectively, (i) the Company Preferred Conversion, (ii) the conversion of the Convertible Notes into Company Common Shares in accordance with the terms of the Convertible Notes, and (iii) the exercise of the Company Warrants in exchange for Company Common Shares in accordance with the terms of the Company Warrants.

“Convertible Notes” means (a) the Convertible Note, dated June 4, 2021, by and between the Company and Fashion Square Eco LP (as amended), and (b) the Convertible Note, dated June 4, 2021, by and between the Company and URW US Services, Inc. (as amended), in each case, if such Convertible Note has not been converted into Company Equity Interests prior to the Effective Time.

“Convertible Notes Amendments” means (a) the Amendment to Convertible Note, dated as of the Execution Date, by and between the Company and Fashion Square Eco LP, and (b) the Amendment to Convertible Note, dated as of the Execution Date, by and between the Company and URW US Services, Inc.

“COVID-19” means the novel coronavirus, SARS-CoV-2 or COVID-19 (and all related strains, variants and sequences), including any intensification, resurgence or any evolutions or mutations thereof, and/or related or associated epidemics, pandemics, disease outbreaks or public health emergencies.

“Current GAAP” means United States generally accepted accounting principles (as in effect on the date hereof), consistently applied, and utilizing the Company’s practices and policies as in effect on the date hereof.

“Data Privacy and Security Requirements” means, collectively, all of the following to the extent relating to privacy, security or data breach notification requirements, including with respect to the processing of Personal Information, and applicable to the Company or any of its Affiliates: (a) all applicable Privacy Laws; (b) the Company’s external-facing privacy policies; (c) if applicable to the Company or any of its Affiliates, the Payment Card Industry Data Security Standard (PCI DSS), and any other industry or self-regulatory standard to which the Company or any of its Affiliates is bound or holds itself out to the public as being in compliance with; and (d) applicable provisions of Contracts to which the Company or any of its Affiliates is a party or bound.

“Data Room” has the meaning set forth in Section 11.5.

“Databases” means any and all databases, data collections and data repositories of any type and in any form (and all corresponding data and organizational or classification structures or information), together with all rights therein.

“DGCL” has the meaning set forth in the Recitals.

“Director Designation Agreement” has the meaning set forth in the Recitals.

“Disclosure Schedules” means the SPAC Disclosure Schedules and the Company Disclosure Schedules.

“Dissenting Shares” has the meaning set forth in Section 2.7.

“Dissenting Stockholder” has the meaning set forth in Section 2.7.

“Dividend Equivalent” has the meaning set forth in Section 2.10(f).

“Earnout Period” is the period commencing five (5) months after the Closing Date and ending on the fifth (5th) anniversary of the Closing Date.

“Earnout Shares” means an aggregate of 5,000,000 SPAC New Common Shares, issued to the Eligible Company Equityholders (pro rata to each Eligible Company Equityholder’s entitlement to Transaction Share Consideration at the Effective Time), subject to the vesting and forfeiture terms set forth in Section 2.10.

“EBITDA” means the Consolidated Net Income for the EBITDA Earnout Period, adjusted by adding thereto or (subtracting) therefrom, in each case, only to the extent (and in the same proportion) deducted in determining such Consolidated Net Income and without duplication:

(a) the total consolidated interest expense (net of interest income) of the SPAC for the EBITDA Earnout Period, determined on a consolidated basis in accordance with Current GAAP;

(b) the amortization expense of the SPAC for the EBITDA Earnout Period, determined on a consolidated basis in accordance with Current GAAP;

(c) the depreciation expense of the SPAC for the EBITDA Earnout Period, determined on a consolidated basis in accordance with Current GAAP;

(d) the tax expense (benefit) of the SPAC for the EBITDA Earnout Period, determined on a consolidated basis in accordance with Current GAAP; and

(e) all non-cash losses (net of gains) or charges resulting from any (i) application of purchase accounting, (ii) changes in the fair value of liabilities relating to SPAC Warrants or other mark-to-market adjustments, (iii) non-cash expenses (benefits) arising from grants of equity appreciation rights, equity options, restricted equity or any other equity-based compensation or equity-based incentive plan of the SPAC, (iv) non-cash impairment of goodwill and other long-term intangible assets, (v) unrealized non-cash losses (gains) under swap or similar Contracts, (vi) unrealized non-cash losses (gains) due to fluctuations in currency values, or (vii) non-cash losses (gains) resulting from any impairment of assets, in each case, for the EBITDA Earnout Period, determined on a consolidated basis in accordance with Current GAAP.

“EBITDA Earnout Period” means the period starting on January 8, 2024 and ending on January 5, 2025.

“EBITDA Earnout Shares” means an aggregate of 4,000,000 SPAC New Common Shares, issued to the Eligible Company Equityholders (pro rata to each Eligible Company Equityholder’s entitlement to Transaction Share Consideration at the Effective Time), subject to the vesting and forfeiture terms set forth in Section 2.11.

“EBITDA Earnout Threshold” has the meaning set forth in Section 2.11(a).

“Effective Time” has the meaning set forth in Section 2.1(b).

“Eligible Company Equityholders” means all Persons who hold one or more Company Common Shares immediately prior to the Effective Time (for the avoidance of doubt, including any Company Common Shares issued in connection with the Conversions) provided, however, that in no event shall a holder of Company Common Shares issuable upon the conversion of the Series I Convertible Preferred Stock be deemed to be an Eligible Company Equityholder. For the avoidance of doubt, any Eligible Company Equityholder shall not be required to be employed (or engaged as an independent contractor or service provider) by the SPAC or the Company as of the date upon which any Earnout Shares are issued in accordance with Section 2.10 or as of the date upon which any EBITDA Earnout Shares are issued in accordance with Section 2.11.

“Employee Benefit Plan” means an “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA) and each equity or equity-based compensation, retirement, pension, savings, profit sharing, bonus, incentive, severance, separation, employment, individual consulting or independent contractor, transaction, change in control, retention, deferred compensation, vacation, sick pay or paid time-off, medical, dental, life or disability, retiree or post-termination health or welfare, salary continuation, fringe or other compensation or benefit plan, program, policy, agreement, arrangement or Contract.

“Enforceable” means, with respect to any Contract stated to be enforceable by or against any Person, that such Contract is a legal, valid and binding obligation enforceable by or against such Person in accordance with its terms, except to the extent that enforcement of the rights and remedies created thereby is subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws of general application affecting the rights and remedies of creditors and general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

“Environmental Laws” means all Laws concerning pollution, Hazardous Materials or protection of the environment or natural resources.

“Equity Interests” means, with respect to any Person, all of the shares or quotas of capital stock or equity of (or other ownership or profit interests in) such Person, all of the warrants, trust rights, options or other rights for the purchase or acquisition from such Person of shares of capital stock or equity of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for or measured by reference to shares of capital stock or equity of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares or equity (or such other interests), restricted equity awards, restricted equity units, equity appreciation rights, phantom equity rights, profit participation and all of the other ownership or profit interests of such Person (including partnership, member or trust interests therein).

“Equity Value” means $336,214,140.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any Person that, together with any Group Company, is (or at a relevant time has been or would be) considered a single employer under Section 414 of the Code.

“ESPP” has the meaning set forth in Section 6.18.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” has the meaning set forth in Section 2.5(a).

“Exchange Agent Agreement” has the meaning set forth in Section 2.5(a).

“Exchange Fund” has the meaning set forth in Section 2.5(c).

“Exchange Ratio” means the Per Share Equity Value divided by the SPAC Share Value.

“Execution Date” has the meaning set forth in the Recitals.

“Executives” means the Key Individual, David Dinella and Lida Ahn.

“Existing SPAC Charter” means the Amended and Restated Certificate of Incorporation of the SPAC, dated as of January 19, 2022, as amended prior to the Execution Date.

“Expense Reimbursement” has the meaning set forth in Section 10.3(a).

“Extension Amendment” means, collectively, (a) that certain Amendment to the Amended and Restated Certificate of Incorporation of the SPAC, dated as of January 19, 2022, filed on April 21, 2023, and (b) that certain Amendment, dated as of April 23, 2023, to the Investment Management Trust Agreement, dated as of January 19, 2022, by and between the SPAC and Continental Stock Transfer & Trust Company, pursuant to which the SPAC extended the date by which the SPAC must consummate a Business Combination from April 24, 2023 to December 24, 2023.

“Fairness Opinion” has the meaning set forth in Section 4.22.

“Federal Trade Commission Act” means the Federal Trade Commission Act of 1914.

“Financial Statements” has the meaning set forth in Section 3.4(a).

“Fraud” means an act or omission by a Party, and requires: (a) a false or incorrect representation or warranty expressly set forth in this Agreement, (b) with actual knowledge (as opposed to constructive, imputed or implied knowledge) by the Party making such representation or warranty that such representation or warranty expressly set forth in this Agreement is false or incorrect, (c) an intention to deceive another Party, to induce him, her or it to enter into this Agreement, (d) another Party, in justifiable or reasonable reliance upon such false or incorrect representation or warranty expressly set forth in this Agreement, to enter into this Agreement, and (e) another Party to suffer damage by reason of such reliance. For the avoidance of doubt, (x) the term “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts (including a claim for fraud) based on negligence or recklessness and (y) only the Party that committed a “Fraud” shall be responsible for such “Fraud” and only to the Party that suffered from such “Fraud”.

“Fully Diluted Shares Outstanding” means (a) the aggregate number of Company Shares (for clarity, after having given effect to the Conversions (other than with respect to Company Warrants)) outstanding immediately prior to the Effective Time, determined on a fully-diluted, as if exercised basis, whether or not exercised, exercisable, settled, eligible for settlement or vested (other than Company Shares owned by the Company which are to be cancelled and extinguished in accordance with Section 2.1(i)), plus (b) the aggregate number of Company Common Shares issuable upon the exercise in full (on a cashless exercise basis) of all vested (but not unvested) Company Options that are outstanding immediately prior to the Effective Time (i.e., the aggregate number of Company Common Shares equal to (i) the aggregate number of Company Common Shares underlying such vested Company Options, minus (ii) a number of Company Common Shares equal to the quotient of (x) the aggregate exercise price of such vested Company Options, divided by (y) $18.68), plus (c) the aggregate number of Company Common Shares issuable upon the exercise in full (on a cashless exercise basis) of all Company Warrants, if any, outstanding immediately prior to the Effective Time, less (d) the aggregate number of Company Common Shares issuable upon the conversion of the Series I Convertible Preferred Stock.

“GAAP” means United States generally accepted accounting principles as in effect from time to time.

“Governing Documents” means (a) in the case of a corporation, its certificate of incorporation (or analogous document) and bylaws or memorandum and articles of association, in each case, as amended and/or restated from time to time (as applicable), (b) in the case of a limited liability company, its certificate of formation (or analogous document) and operating agreement or limited liability company agreement, in each case, as amended and/or restated from time to time, or (c) in the case of a Person other than a corporation or limited liability company, the documents by which such Person (other than an individual) establishes its legal existence or which govern its internal affairs.

“Governmental Entity” means any nation or government, any federal, state, provincial, municipal or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court, arbitral body, arbitrator or mediator (public or private) or other body or administrative, regulatory or quasi-judicial authority, agency, department, board, commission or instrumentality of any federal, state, local or foreign jurisdiction.

“Granite Creek Warrant” means that certain Warrant No. 27, exercisable into up to 111,619 Company Common Shares, issued to Granite Creek FlexCap III, L.P. on April 19, 2023.

“Group Companies” means, collectively, the Company and the Company Subsidiaries.

“Hazardous Materials” means any substance, material or waste that is regulated, defined or otherwise characterized as “hazardous” or “toxic” or with words of similar import under any applicable Environmental Law, including petroleum products or byproducts, asbestos, polychlorinated biphenyls, radioactive materials, lead and per- and polyfluoroalkyl substances.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Illustrative Allocation Schedule” has the meaning set forth in Section 2.3(b).

“Improvements” has the meaning set forth in Section 3.7(c).

“Income Tax” means any United States federal, state, local or non-U.S. Tax based on or measured by reference to net or gross income.

“Income Tax Return” means any Tax Return with respect to Income Taxes.

“Indebtedness” means, without duplication, with respect to any Person, all obligations (including all obligations in respect of principal, accrued and unpaid interest, penalties, breakage costs, fees and premiums and other costs and expenses associated with repayment or acceleration) of such Person (a) for borrowed money, (b) evidenced by notes, bonds, debentures or similar Contracts or security, (c) for the deferred purchase price of assets, property, goods or services, business (other than trade payables incurred in the Ordinary Course of Business) or with respect to any conditional sale, title retention, consignment or similar arrangement, (d) for a lease classified as a capital or finance Lease in the Financial Statements or any obligation capitalized or required to be capitalized in accordance with GAAP, (e) for any letters of credit, bankers acceptances or other obligation by which such Person assured a creditor against loss, in each case, to the extent drawn upon or currently payable, (f) for earn-out or contingent payments related to acquisitions or investments (assuming the maximum amount earned), including post-closing price true-ups, indemnifications and seller notes, (g) in respect of dividends or distributions declared payable but unpaid, (h) under derivative financial instruments, including hedges, currency and interest rate swaps and other similar Contracts, and (i) in the nature of guarantees of the obligations described in clauses (a) through (h) above. Notwithstanding anything to the contrary, “Indebtedness” of any Group Company shall (x) be measured on a consolidated basis and exclude any intercompany Indebtedness among the Group Companies which are wholly-owned, (y) exclude deferred revenue and (z) exclude any items that constitute Company Expenses.

“Indebtedness Threshold” means, as of any date of determination, an amount of Indebtedness less than the sum of (a) $5,000,000 plus (b) the amount of cash and cash equivalents held by the Company and its Subsidiaries.

“Initial Amended and Restated Agreement” has the meaning set forth in the Recitals.

“Initial Amendment Date” has the meaning set forth in the Recitals.

“Insurance Policies” has the meaning set forth in Section 3.16.

“Intellectual Property” means rights in and to all of the following in any jurisdiction throughout the world: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice) and invention disclosures, all improvements thereto, and all patents, utility models and industrial designs and all applications for any of the foregoing, together with all reissuances, provisionals, continuations, continuations-in-part, divisions, extensions, renewals and reexaminations thereof, (b) all trademarks, service marks, certification marks, trade dress, logos, slogans, trade names, corporate and business names, Internet domain names, social media identifiers and other indicia of origin, together with all translations, adaptations, derivations and combinations thereof and including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith, (c) all works of authorship, copyrightable works, copyrights and rights in databases and applications, registrations and renewals in connection therewith and all moral rights associated with any of the foregoing, (d) all mask works and all applications, registrations and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, algorithms, source code, data analytics, manufacturing and production processes and techniques, technical data and information, Databases and collection of data, designs, drawings, specifications and supplier lists, pricing and cost information and business and marketing plans and proposals) (“Trade Secret”), (f) all Software, and (g) all other similar proprietary rights.

“Intended Tax Treatment” has the meaning set forth in the Recitals.

“Interested Party” means the Company Stockholders and any of their respective directors, executive officers or Affiliates (other than any Group Company).

“Interim Series I Issuance” has the meaning set forth in Section 6.12(c).

“Internal Controls” has the meaning set forth in Section 3.4(c).

“IPO” has the meaning set forth in Section 11.9.

“IRS” has the meaning set forth in Section 3.15(a).

“IT Systems” means all computer hardware (including hardware, firmware, middleware, peripherals, communication equipment and links, storage media, networks, networking equipment, power supplies and any other components used in conjunction with the same), servers, data processing systems, data communication lines, routers, hubs, switches, Databases and all other information technology equipment, and related documentation, in each case, owned or controlled by, or otherwise provided under contract to, the Company or any of its Affiliates and used in the operation of their businesses.

“JOBS Act” has the meaning set forth in Section 6.3(b).

“Katten” has the meaning set forth in Section 11.16(a)(i).

“Key Company Security Holders” means, collectively, the Key Individual, Jack Greenberg, Dr. Daniel Goldberg, Larry Kadis, Karen Katz, Yorgo Koutsogiorgas, BPR Cumulus LLC, NONSUCH LLC, SPG Pinstripes, LLC, MP PS LLC and Middleton Partners.

“Key Individual” means Dale Schwartz.

“Kirkland” has the meaning set forth in Section 11.16(b)(i).

“Knowledge” (a) as used in the phrase “to the Knowledge of the Company” or phrases of similar import means the actual knowledge of any of the Executives, including after reasonable due inquiry of such Executive’s direct reports, and (b) as used in the phrase “to the Knowledge of the SPAC” or phrases of similar import means the actual knowledge of George Courtot, Jerry Hyman, Keith Jaffee and Matt Jaffee, including after reasonable due inquiry.

“Latest Balance Sheet Date” means April 24, 2022.

“Laws” means all laws, common law, acts, statutes, constitutions, ordinances, codes, rules, regulations, rulings and any Orders.

“Leased Real Property” means all leasehold or subleasehold estates to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by any Group Company.

“Leases” means all leases, subleases, licenses, concessions and other Contracts pursuant to which any Group Company holds any Leased Real Property (along with all amendments, modifications and supplements thereto), but excluding all Permits.

“Leon Warrant” means that certain Warrant to Purchase Shares of Common Stock (No. 13), exercisable into up to 10,000 Company Common Shares, issued to Larry Leon in December 2018, as amended.

“Leon Warrant Amendment” means the Amendment to Warrant to Purchase Shares of Common Stock, dated as of the Execution Date, by and between Larry Leon and the Company.

“Letter of Transmittal” means the letter of transmittal, substantially in the form attached as Exhibit F hereto.

“Liability” or “Liabilities” means any and all debts, liabilities, guarantees, commitments or obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured, liquidated or unliquidated, accrued or not accrued, direct or indirect, due or to become due or determined or determinable.

“Liens” means, with respect to any specified asset, any and all liens, mortgages, hypothecations, claims, encumbrances, options, pledges, licenses, rights of priority easements, covenants, restrictions and security interests thereon.

“Lockup Agreement” has the meaning set forth in the Recitals.

“Lookback Date” means the date which is two (2) years prior to the Execution Date.

“Material Adverse Effect” means any change, effect, event, circumstance, occurrence, state of facts or development that, individually or in the aggregate, has had or would reasonably be expected to have, a material adverse effect upon (a) the business, results of operations or financial condition of the Group Companies, taken as a whole, or (b) the ability of the Group Companies, taken as a whole, to perform their respective obligations hereunder and to consummate the Transactions; provided, however, that, with respect to the foregoing clause (a), none of the following will constitute a “Material Adverse Effect”, or will be considered in determining whether a “Material Adverse Effect” has occurred: (i) changes that are generally applicable to the industries or markets in which the Group Companies operate; (ii) changes in Law or GAAP or the interpretation thereof, in each case, effected after the Execution Date; (iii) any failure of any Group Company to achieve any projected periodic revenue or earnings projection, forecast or budget prior to the Closing (it being understood and agreed that the underlying event, circumstance or state of facts giving rise to such failure may be taken into account in determining whether a “Material Adverse Effect” has occurred, but only to the extent otherwise permitted to be taken into account); (iv) changes that are the result of economic factors affecting the national, regional or world economy or financial markets; (v) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wildfire or other natural disaster or act of God; (vi) any national or international political conditions in any jurisdiction in which the Group Companies conduct business; (vii) the engagement by the United States in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States, or any United States territories, possessions or diplomatic or consular offices or upon any United States military installation, equipment or personnel; (viii) any consequences arising from any action or inaction by a Party taken or omitted to be taken (1) as expressly required by the terms hereof or (2) at the express written direction of a SPAC Party; (ix) epidemics, pandemics, disease outbreaks (including COVID-19) or public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the United States) or any Law or guideline issued by a Governmental Entity, the Centers for Disease Control and Prevention or the World Health Organization or industry group providing for business closures, “sheltering-in-place” or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including COVID-19); or (x) the announcement or pendency of the Transactions; provided, however, that any event, circumstance or state of facts resulting from a matter described in any of the foregoing clauses (i), (ii), (iv), (v), (vi), (vii) and (ix) may be taken into account in determining whether a “Material Adverse Effect” has occurred to the extent such event, circumstance or state of facts has a disproportionate and adverse effect on the Group Companies, taken as a whole, relative to other comparable entities operating in the industries or markets in which the Group Companies operate.

“Material Contract” has the meaning set forth in Section 3.9(b).

“Material Leases” has the meaning set forth in Section 3.7(a).

“Material Suppliers” means the top ten (10) suppliers of materials, products or services to the Group Companies, taken as a whole (measured by aggregate amount purchased by the Group Companies), during the twelve (12) months ended April 30, 2023.

“Maximum Annual Premium” has the meaning set forth in Section 6.13(c).

“Merger” has the meaning set forth in the Recitals.

“Merger Sub” has the meaning set forth in the Preamble.

“Middleton Partners” means, collectively, Middleton Pinstripes Investor LLC and Middleton Pinstripes Investor SBS LLC.

“Minimum Cash Amount” means $75,000,000.

“Non-Party Affiliate” has the meaning set forth in Section 11.14.

“OFAC” has the meaning set forth in the definition of “Sanctions”.

“Order” means any order, writ, judgment, injunction, temporary restraining order, stipulation, determination, decree or award entered by or with any Governmental Entity or arbitral institution.

“Ordinary Course of Business” means, with respect to any Person, any action taken by such Person in the ordinary course of business consistent with past practice.

“Ordinary Course Tax Sharing Agreement” means any written commercial agreement entered into in the ordinary course of business of which the principal subject matter is not Tax, but which contains customary Tax indemnification provisions.

“Original Agreement” has the meaning set forth in the Recitals.

“Outside Date” has the meaning set forth in Section 10.1(c).

“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by any of the Group Companies.

“Party” and “Parties” have the meaning set forth in the Preamble.

“PCAOB” means the Public Company Accounting Oversight Board.

“Per Share Equity Value” means the quotient of (a) the Equity Value divided by (b) the Fully Diluted Shares Outstanding.

“Permits” has the meaning set forth in Section 3.17(b).

“Permitted Equity Financing” has the meaning set forth in Section 6.12(a).

“Permitted Equity Financing Subscription Agreement” has the meaning set forth in Section 6.12(a).

“Permitted Liens” means (a) easements, rights of way, restrictions, covenants encroachments, minor defects or irregularities and other similar Liens of record affecting title to the underlying fee interest in the Leased Real Property or the applicable Group Company’s interests therein which do not materially impair the current use or occupancy of such Leased Real Property in the operation of the business of any of the Group Companies currently conducted thereon, (b) statutory Liens for Taxes, assessments or governmental charges or levies imposed with respect to property which are not yet due and payable or which are being contested in good faith through appropriate proceedings (provided appropriate reserves required pursuant to GAAP have been made in respect thereof), (c) Liens in favor of suppliers of goods for which payment is not yet due or delinquent (provided appropriate reserves required pursuant to GAAP have been made in respect thereof), (d) mechanics’, materialmen’s, workmen’s, repairmen’s, warehousemen’s and carrier’s Liens arising or incurred in the Ordinary Course of Business for amounts which are not due and payable, (e) Liens arising under workers’ compensation Laws or similar legislation, unemployment insurance or similar Laws, (f) zoning, building codes and other land use Laws, in each case, promulgated by any Governmental Entity having jurisdiction over the Leased Real Property, which do not materially impair the applicable Group Company’s current use or occupancy of the Leased Real Property, (g) Securities Liens or (h) those Liens set forth in Section 1.1(a) of the Company Disclosure Schedules.

“Person” means any natural person, sole proprietorship, partnership, joint venture, trust, unincorporated association, corporation, limited liability company, entity or Governmental Entity.

“Personal Information” means both (a) any information that is defined as “personal information”, “personal data” or similar terms under applicable Privacy Laws and (b) any information that identifies or is reasonably capable of being associated with or could reasonably be linked, directly or indirectly, with a particular individual, household or device including names, addresses, telephone numbers, personal health information, drivers’ license numbers and government-issued identification numbers.

“PIPE Investment” has the meaning set forth in Section 6.12(b).

“PIPE Investors” has the meaning set forth in Section 6.12(b).

“PIPE Subscription Agreements” has the meaning set forth in Section 6.12(b).

“Pre-Closing Period” has the meaning set forth in Section 5.1.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period through and including the Closing Date.

“Privacy Laws” means all applicable Laws pertaining to data protection, data privacy, data security and cybersecurity (including, as applicable, the General Data Protection Regulation (GDPR) (EU) 2016/679 and the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020).

“Proceeding” means any action, claim, suit, charge, petition, litigation, complaint, investigation, audit, examination, assessment, notice of violation, citation, arbitration, mediation, inquiry or other proceeding at law or in equity (whether civil, criminal or administrative) by or before any Governmental Entity.

“Proprietary Software” means all Software owned or purported to be owned by any Group Company.

“Prospectus” has the meaning set forth in Section 11.9.

“Public Stockholders” has the meaning set forth in Section 11.9.

“Registration Rights Agreement” has the meaning set forth in the Recitals.

“Registration Statement/Proxy Statement” has the meaning set forth in Section 6.9(c).

“Reimbursable SPAC Expenses” means the aggregate of all SPAC Expenses incurred on and following May 1, 2023, except as set forth on Section 1.1 of the SPAC Disclosure Schedules; for the avoidance of doubt, “Reimbursable SPAC Expenses” shall exclude fees and expenses of legal counsel to the SPAC Parties.

“Released Claims” has the meaning set forth in Section 11.9.

“Releasing Parties” has the meaning set forth in Section 11.9.

“Representatives” means, with respect to any Person, the officers, directors, managers, employees, representatives or agents (including investment bankers, financial advisors, attorneys, accountants, brokers, engineers and other advisors or consultants) of such Person, to the extent that such officer, director, manager, employee, representative or agent of such Person is acting in his or her capacity as an officer, director, manager, employee, representative or agent of such Person.

“Required SPAC Stockholder Voting Matters” means each of the SPAC Stockholder Voting Matters other than the matters set forth in clauses (d), (f) and (i) of the definition thereof.

“Required Vote” means the affirmative vote of the required majority in voting power of the outstanding SPAC Shares.

“Requisite Company Stockholder Approval” means the requisite consent of the Company Stockholders under the DGCL and the Company Charter and the other Governing Documents of the Company to approve this Agreement and the Transactions, which shall require the affirmative vote of the holders of a majority of the outstanding Company Preferred Shares and Company Common Shares, voting together as a single class on an as-converted basis.

“Sanctioned Country” means any country or region that is the subject or target of a comprehensive embargo under Sanctions (including Cuba, Iran, North Korea, Venezuela, Syria and the Crimea region of Ukraine).

“Sanctioned Person” means any Person that is: (a) listed on any U.S. or non-U.S. Sanctions-related restricted party list, including OFAC’s Specially Designated Nationals and Blocked Persons List, the EU Consolidated List and HM Treasury’s Consolidated List of Persons Subject to Financial Sanctions, (b) in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, or otherwise controlled, by a Person or Persons described in clause (a), or (c) organized, resident or located in a Sanctioned Country.

“Sanctions” means all Laws and Orders relating to economic or trade sanctions administered or enforced by the United States (including by the U.S. Department of Treasury Office of Foreign Assets Control (“OFAC”), the U.S. Department of State and the U.S. Department of Commerce), Canada, the United Kingdom, the United Nations Security Council or the European Union.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Securities Liens” means Liens arising out of, under or in connection with (a) applicable federal, state and local securities Laws and (b) restrictions on transfer, hypothecation or similar actions contained in any Governing Documents.

“Security Holder Support Agreement” has the meaning set forth in the Recitals.

“Security Incident” means an actual or suspected likely breach of security, intrusion, denial of service, or unauthorized entry, access, collection, use, processing, storage, sharing, distribution, transfer, disclosure, or destruction of, any IT Systems, Personal Information or any proprietary or confidential information.

“Series I Exchange Ratio” means (a) the Series I Share Consideration divided by (b) the number of Company Common Shares issued in connection with the conversion of the Company’s Series I Convertible Preferred Stock.

“Series I Preferred Stock Purchase Agreement” has the meaning set forth in the Recitals.

“Series I Share Consideration” means an aggregate number of SPAC New Common Shares equal to (a) the Adjusted Bridge Amount, divided by (b) the SPAC Share Value.

“Sherman Act” means the Sherman Antitrust Act of 1890.

“Signing Form 8-K” has the meaning set forth in Section 6.9(b).

“Signing Press Release” has the meaning set forth in Section 6.9(b).

“Silverview Credit Facility” means that certain Loan Agreement, dated as of March 7, 2023, by and among the Company, as the borrower, Silverview Credit Partners LP, as agent for the lenders thereunder, and the lenders thereunder.

“Silverview Warrants” means, collectively, that certain (a) Warrant No. 25, exercisable into up to 258,303 Company Common Shares, issued to Silverview Special Situations Lending Corporate Warrants LP on March 7, 2023, and (b) Warrant No. 26, exercisable into up to 8,697 Company Common Shares, issued to Spearhead Insurance Solutions IDF, LLC – Series SCL on March 7, 2023.

“Software” means all computer software programs and Databases (and all derivative works, foreign language versions, enhancements, versions, releases, fixes, upgrades and updates thereto), whether in source code, object code or human readable form, and manuals, design notes, programmers’ notes and other documentation related to or associated with any of the foregoing.

“SPAC” has the meaning set forth in the Preamble.

“SPAC A&R Bylaws” has the meaning set forth in the Recitals.

“SPAC A&R CoI” has the meaning set forth in the Recitals.

“SPAC Ancillary Documents” means, collectively, (a) the Warrant Agreement, (b) that certain letter agreement, dated as of January 19, 2022, by and among the SPAC, the Sponsor, the SPAC’s officers and directors and certain other third parties identified on the signature pages thereto, (c) that certain Registration Rights Agreement, dated as of January 19, 2022, by and among the SPAC, the Sponsor, BTIG, LLC and certain other security holders named therein, (d) that certain Support Services Agreement, dated as of January 19, 2022, by and between the SPAC and the Sponsor and (e) each Non-Redemption Agreement and Assignment of Economic Interest entered into by the SPAC prior to the Execution Date.

“SPAC Balance Sheet” has the meaning set forth in Section 4.5(c).

“SPAC Board” means the Board of Directors of the SPAC.

“SPAC Bring-Down Certificate” has the meaning set forth in Section 9.3(c).

“SPAC Class A Shares” means, at all times prior to the Effective Time, shares of the SPAC’s Class A common stock, par value $0.0001 per share.

“SPAC Class B Shares” means, at all times prior to the Effective Time, shares of the SPAC’s Class B common stock, par value $0.0001 per share.

“SPAC D&O Provisions” has the meaning set forth in Section 6.13(a).

“SPAC Designated Director” has the meaning set forth in Exhibit G.

“SPAC Disclosure Schedules” means the Disclosure Schedules delivered by the SPAC to the Company concurrently with the execution and delivery of the Original Agreement.

“SPAC Expenses” means, as of any determination time, the aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of, and that are due and payable (and not otherwise expressly allocated to the Company or any Company Stockholder pursuant to the terms of this Agreement or any Ancillary Agreement) by a SPAC Party in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Agreement, the performance of its covenants or agreements in this Agreement or any Ancillary Agreement or the Registration Statement/Proxy Statement or the consummation of the Transactions, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, placement agents or other agents or service providers of any SPAC Party, (b) any other fees, expenses, commissions or other amounts that are expressly allocated to any SPAC Party pursuant to this Agreement or any Ancillary Agreement and (c) any Working Capital Loans. Notwithstanding the foregoing or anything to the contrary herein, “SPAC Expenses” shall not include any Company Expenses.

“SPAC Indemnified Persons” has the meaning set forth in Section 6.13(a).

“SPAC Intervening Event” means any fact, circumstance, event, development, change or condition or combination thereof that (a) was not known or reasonably foreseeable, or the consequences of which were not known or reasonably foreseeable, by the SPAC Board as of the Execution Date and becomes known by, or the consequences of which become reasonably foreseeable to, the SPAC Board after the Execution Date and prior to the receipt of the Required Vote, and (b) does not relate to a Competing Transaction or SPAC Share Redemption; provided, however, that (x) any change in the price or trading volume of any of the SPAC’s Equity Interests, and (y) any change, event, circumstance, occurrence, effect, development or state of facts that is not permitted to be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur (as though such determination were being made with respect to a Group Company) shall be excluded for purposes of determining whether a “SPAC Intervening Event” has occurred.

“SPAC Material Contracts” has the meaning set forth in Section 4.19(a).

“SPAC New Common Shares” means, at all times at or after the Effective Time, shares of the SPAC’s common stock, par value $0.0001 per share.

“SPAC Parties” has the meaning set forth in the Preamble.

“SPAC Parties Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization; Authority; Enforceability), Section 4.2(a) (Non-contravention), Section 4.4 (Brokerage), Section 4.5 (Business Activities), Section 4.7 (Organization of Merger Sub), Section 4.9 (SPAC Capitalization) and Section 4.16 (Related Person Transactions).

“SPAC Post-Closing Representation” has the meaning set forth in Section 11.16(b)(i).

“SPAC Public Securities” means the issued and outstanding SPAC Class A Shares and SPAC Warrants.

“SPAC Recommendation Change Notice” has the meaning set forth in Section 6.10.

“SPAC Recommendation Change Notice Period” has the meaning set forth in Section 6.10.

“SPAC Record Date” has the meaning set forth in Section 6.9(c).

“SPAC SEC Documents” means all forms, reports, schedules, statements and other documents filed or furnished, or required to be filed or furnished, by the SPAC with the SEC pursuant to the Securities Act or the Exchange Act, as applicable, together with any amendments, restatements, supplements, exhibits and schedules thereto and other information incorporated therein.

“SPAC Share Redemption” means the election of an eligible holder of SPAC Class A Shares (as determined in accordance with the applicable Governing Documents of the SPAC and the Trust Agreement) to redeem all or a portion of such holder’s SPAC Class A Shares, at the per-share price, payable in cash, equal to such holder’s pro rata share of the Trust Account (as determined in accordance with the Governing Documents of the SPAC and the Trust Agreement) in connection with the SPAC Special Meeting.

“SPAC Share Value” means $10.00.

“SPAC Shares” means, collectively, SPAC Class A Shares and SPAC Class B Shares, in each case, as issued and outstanding pursuant to the terms of the Governing Documents of the SPAC.

“SPAC Special Meeting” means an extraordinary general meeting of the holders of SPAC Shares to be held for the purpose of voting on whether to approve the SPAC Stockholder Voting Matters.

“SPAC Stockholder Voting Matters” means, collectively, proposals to approve (a) this Agreement and the Transactions, (b) the issuance of SPAC Shares or SPAC New Common Shares, including any SPAC Shares or SPAC New Common Shares (including, for the avoidance of doubt, Earnout Shares, EBITDA Earnout Shares and Additional Consideration) to be issued in connection with the Transactions, including the PIPE Investment, as may be required under the New York Stock Exchange’s listing requirements, (c) the amendment and restatement of the Existing SPAC Charter in the form of the SPAC A&R CoI, (d) a non-binding advisory vote on the adoption and approval of certain differences between the Existing SPAC Charter and the SPAC A&R CoI, (e) the adoption and approval of the 2023 Omnibus Incentive Plan, (f) the ESPP to the extent determined necessary or desirable by the Company and the SPAC after the Execution Date, (g) any other proposals as the SEC or the New York Stock Exchange (or any staff member thereof) may indicate are necessary in its comments to the Registration Statement/Proxy Statement or correspondence related thereto, (h) any other proposals the Parties deem necessary to effectuate the Transactions and (i) a proposal for the adjournment of the SPAC Special Meeting, if necessary, to permit further solicitation of proxies (i) because a quorum for the SPAC Special Meeting has not been established, (ii) because there are not sufficient votes to approve and adopt any of the foregoing or (iii) to seek to limit or reverse any redemptions of SPAC Class A Shares.

“SPAC Stockholders” means the holders of SPAC Shares.

“SPAC Tail Policy” has the meaning set forth in Section 6.13(c).

“SPAC Warrants” means, as then issued and outstanding, warrants exercisable for one (1) SPAC Class A Share, pursuant to the Warrant Agreement.

“Sponsor” has the meaning set forth in the Recitals.

“Sponsor Group” has the meaning set forth in Section 11.16(b)(i).

“Sponsor Letter Agreement” has the meaning set forth in the Recitals.

“Stock Exchange” means the New York Stock Exchange or the Nasdaq Stock Market (including any of the tiers thereof).

“Stock Exchange Listing Application” has the meaning set forth in Section 6.4.

“Straddle Period” means any taxable period that begins on or before (but does not end on) the Closing Date.

“Strategic Investor” means any bona fide, third-party investor that, in conjunction with an equity investment by such investor in the Company pursuant to Section 6.12(a), enters into a strategic Contract with the Company, including a lease, license or partnership agreement.

“Subsidiaries” means, of any Person, any corporation, association, partnership, limited liability company, joint venture or other business entity of which more than fifty percent (50%) of the voting power or equity is owned or controlled directly or indirectly by such Person, or one (1) or more of the direct or indirect subsidiaries of such Person, or a combination thereof.

“Substituted Option” has the meaning set forth in Section 2.4(a).

“Surviving Company” has the meaning set forth in Section 2.1(a).

“Surviving Company Share” has the meaning set forth in Section 2.1(g).

“Tax” or “Taxes” means (a) all net or gross income, net or gross receipts, net or gross proceeds, payroll, employment, excise, severance, stamp, occupation, windfall or excess profits, profits, customs, capital stock, withholding, social security, unemployment, disability, real property, personal property (tangible and intangible), unclaimed property, escheat, sales, use, transfer, value added, alternative or add-on minimum, capital gains, user, leasing, lease, natural resources, ad valorem, franchise, gaming license, capital, estimated, goods and services, fuel, interest equalization, registration, recording, premium, environmental or other taxes, assessments, duties or similar charges, including all interest, penalties and additions imposed with respect to (or in lieu of) the foregoing, imposed by (or otherwise payable to) any Governmental Entity, and, in each case, whether disputed or not, (b) any Liability for, or in respect of the payment of, any amount of a type described in clause (a) of this definition as a result of Treasury Regulations Section 1.1502-6 (or any similar provision of any Law) or being a member of an affiliated, combined, consolidated, unitary, aggregate or other group for Tax purposes and (c) any Liability for, or in respect of the payment of, any amount described in clause (a) or (b) of this definition as a transferee or successor, by contract, by operation of Law or otherwise.

“Tax Returns” means returns, declarations, reports, claims for refund, information returns, elections, disclosures, statements or other documents (including any related or supporting schedules, attachments, statements or information, and including any amendments thereof) filed or required to be filed with a Governmental Entity in connection with, or relating to, Taxes.

“Tax Sharing Agreement” means any agreement or arrangement (including any provision of a Contract) pursuant to which any Group Company is or may be obligated to indemnify any Person for, or otherwise pay, any Tax of or imposed on another Person, or indemnify any other Person for, or pay over to any other Person, any amount determined by reference to actual or deemed Tax benefits, Tax assets or Tax savings.

“Taxing Authority” means any Governmental Entity having jurisdiction over the assessment, determination, collection, administration or imposition of any Tax.

“Trade Controls” has the meaning set forth in Section 3.21(a).

“Trade Secrets” has the meaning set forth in the definition of “Intellectual Property”.

“Trading Day” means any day on which shares of common stock of the SPAC are actually traded on the New York Stock Exchange (or, if not the New York Stock Exchange, the principal securities exchange on which the shares of common stock of the SPAC are then listed).

“Transaction Share Consideration” means an aggregate number of SPAC New Common Shares equal to (a) the Equity Value, divided by (b) the SPAC Share Value.

“Transactions” means the transactions contemplated by this Agreement and the Ancillary Agreements, including the Merger.

“Transfer Agent” means Continental Stock Transfer & Trust Company.

“Transfer Taxes” means all transfer, documentary, sales, use, value added, goods and services, stamp, registration, notarial fees and other similar Taxes and fees incurred in connection with the Transactions.

“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code.

“Trust Account” means the trust account established pursuant to the Trust Agreement.

“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of January 19, 2022, by and between the SPAC and Continental Stock Transfer & Trust Company, as amended by that certain Amendment to the Investment Management Trust Agreement, dated as of April 23, 2023.

“Trust Amount” has the meaning set forth in Section 4.11.

“Trust Distributions” has the meaning set forth in Section 11.9.

“Trustee” means Continental Stock Transfer & Trust Company, acting as trustee of the Trust Account.

“Unaudited Balance Sheet” has the meaning set forth in Section 3.4(a)(ii).

“Unaudited Financial Statements” has the meaning set forth in Section 3.4(a)(ii).

“Unpaid Company Expenses” means the Company Expenses that are unpaid as of immediately prior to the Closing or as of the termination of this Agreement in accordance with its terms, as applicable.

“Unpaid SPAC Expenses” means the SPAC Expenses that are unpaid as of immediately prior to the Closing or as of the termination of this Agreement in accordance with its terms, as applicable.

“Waiving Parties” has the meaning set forth in Section 11.16(a)(i).

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988 or any similar or related Law.

“Warrant Agreement” means that certain Warrant Agreement, dated as of January 19, 2022, by and between the SPAC and the Transfer Agent.

“Willful and Material Breach” means a material breach of any representation, warranty, covenant or agreement set forth in this Agreement that is a consequence of an intentional act or intentional failure to act by the breaching Party with the actual knowledge that such Party’s taking of such act or failure to act would cause, or would reasonably be expected to result in, such material breach.

“Working Capital Loans” means any loan made to the SPAC by any of the Sponsor, an Affiliate of Sponsor, or any of the SPAC’s officers or directors, and evidenced by a promissory note, for the purpose of financing costs incurred in connection with the operation of the SPAC in the Ordinary Course of Business.

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Article II
THE MERGER; CLOSING

Section 2.1           Merger.

(a)            On the Closing Date, upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Company”) and shall become a wholly-owned Subsidiary of the SPAC.

(b)           On the Closing Date, upon the terms and subject to the conditions of this Agreement, the Parties shall cause the Merger to be consummated by filing a certificate of merger with the Secretary of State of the State of Delaware, executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL and mutually agreed by the Parties (the “Certificate of Merger”), and shall make all other filings, recordings or publications required under the DGCL in connection with the Merger. The Merger shall become effective at the time that the properly executed and certified copy of the Certificate of Merger is filed with the Secretary of State of the State of Delaware or, to the extent permitted by applicable Law, at such other time as is agreed to in writing by the Parties prior to the filing of such Certificate of Merger and specified in such Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).

(c)            The Merger shall have the effects set forth in Section 251 of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the assets, properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Company, in each case, in accordance with the DGCL.

(d)             At the Effective Time, the Governing Documents of Merger Sub shall be the Governing Documents of the Surviving Company, in each case, until thereafter changed or amended as provided therein or by applicable Law.

(e)            At the Closing, the SPAC shall (a) subject to obtaining the Required Vote with respect to the Required SPAC Stockholder Voting Matters, amend and restate the Existing SPAC Charter in the form attached hereto as Exhibit D and (b) amend and restate the Amended and Restated Bylaws of the SPAC in the form attached hereto as Exhibit D;

(f)             At the Effective Time, the Parties shall cause the directors and officers of the Company and the SPAC immediately following the Effective Time to be comprised of the seven (7) individuals set forth on Exhibit G to this Agreement, with the directors allocated amongst three (3) classes as set forth thereon, unless otherwise agreed in writing by the SPAC and the Company, each to hold office in accordance with the Governing Documents of the Company or the SPAC, as applicable; provided, however, that the Company may, at any time prior to the declaration of the effectiveness of the Registration Statement/Proxy Statement by the SEC and solely to the extent the same does not result in the SPAC not meeting the listing requirements of the Stock Exchange on which the SPAC is to be listed at Closing, update Exhibit G in its sole discretion to (i) remove and/or replace (A) any members of the Company Board and/or the SPAC Board designated by the Company, and (B) any officers of the Company and/or the SPAC, (ii) appoint additional officers of the Company and/or the SPAC and (iii) except with respect to the SPAC Designated Director, designate (or re-designate) the classes upon which any members of the SPAC Board may be classified.

(g)           At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically cancelled and extinguished and converted into one share of common stock, par value $0.01, of the Surviving Company (each such share, a “Surviving Company Share”).

(h)           At the Effective Time (and, for the avoidance of doubt, following the Conversions), by virtue of the Merger and without any action on the part of any Party or any other Person, each Company Common Share (including Company Common Shares resulting from the Conversions, but excluding (i) any Dissenting Shares and the Company Common Shares cancelled and extinguished pursuant to Section 2.1(i) and (ii) any Company Common Shares issued in connection with the conversion of the Company’s Series I Convertible Preferred Stock, which, for clarity, shall be treated as set forth in Section 2.1(j)) issued and outstanding as of immediately prior to the Effective Time shall be automatically cancelled and extinguished and converted, based on the Exchange Ratio, into the right to receive the number of SPAC New Common Shares set forth on the Allocation Schedule, plus any Earnout Shares issued in accordance with Section 2.10, the EBITDA Earnout Shares issued pursuant to Section 2.11 and Additional Consideration issued pursuant to Section 2.12. From and after the Effective Time, each Company Stockholder’s certificates, if any, evidencing ownership of the Company Common Shares issued and outstanding immediately prior to the Effective Time (the “Certificates”) shall each cease to have any rights with respect to such Company Common Shares except as otherwise expressly provided for herein or under applicable Law.

(i)            At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each Company Share held immediately prior to the Effective Time by the Company as treasury stock shall be automatically cancelled and extinguished, and no consideration shall be paid with respect thereto.

(j)            At the Effective Time (and, for the avoidance of doubt, following the Conversions), by virtue of the Merger and without any action on the part of any Party or any other Person, each Company Common Share issued in connection with the conversion of the Company’s Series I Convertible Preferred Stock issued and outstanding as of immediately prior to the Effective Time shall be automatically cancelled and extinguished and converted, based on the Series I Exchange Ratio, into the right to receive the number of SPAC New Common Shares set forth on the Allocation Schedule.

Section 2.2           Closing. The closing of the Transactions (the “Closing”) shall take place electronically by exchange of signature pages by email or other electronic transmission at 9:00 a.m. Eastern Time on (a) the third (3rd) Business Day after the conditions set forth in Article IX have been satisfied, or, if permissible, waived by the Party entitled to the benefit of the same (other than those conditions which by their respective terms are required to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) or (b) such other date and time as the Parties mutually agree in writing; provided, that, notwithstanding anything herein to the contrary, unless otherwise determined by the Company in its sole discretion, the Closing shall not occur until a date that is at least twenty-one (21) days after the Company Written Consent Deadline (the date upon which the Closing occurs, the “Closing Date”).

Section 2.3          Allocation Schedule.

(a)           At least three (3) Business Days prior to the Closing Date, the Company shall deliver to the SPAC an allocation schedule (the “Allocation Schedule”) setting forth:

(i)              (A) the number of Company Common Shares held by each Company Stockholder (for clarity, after having given effect to the Company Preferred Conversion), (B) the number of Company Common Shares subject to each Company Warrant held by each holder thereof, and (C) the number of Company Common Shares subject to each Company Option held by each holder thereof, as well as whether each such Company Option will be vested or unvested as of immediately prior to the Effective Time;

(ii)             in the case of the Company Options and Company Warrants, the exercise (or similar) price and, if applicable, the expiration (or similar) date;

(iii)             (A) the Exchange Ratio, (B) the Series I Exchange Ratio, (C) the portion of the Aggregate Transaction Share Consideration (other than the Earnout Shares, EBITDA Earnout Shares and Additional Consideration) (specifying the number of the SPAC New Common Shares) allocated to each Company Common Share pursuant to Section 2.1(h) or Section 2.1(j) (as applicable) based on the Exchange Ratio or Series I Exchange Ratio, as applicable (including, for the avoidance of doubt, the number of the SPAC New Common Shares that would be allocated to any such Company Common Shares pursuant to Section 2.1(h) but for such Company Common Shares being Dissenting Shares), (D) the portion of the Earnout Shares allocated to each Eligible Company Equityholder pursuant to Section 2.10, (E) the portion of the EBITDA Earnout Shares allocated to each Eligible Company Equityholder pursuant to Section 2.11, and (F) the portion of the Additional Consideration allocated to each Eligible Company Equityholder pursuant to Section 2.12 as well as, in the case of each of clauses (A) through (F), reasonably detailed calculations with respect to the components and subcomponents thereof (including any exchange (or similar) ratio on which such calculations are based);

(iv)            each Company Stockholder that is a Dissenting Stockholder and the number of Company Common Shares held by such Company Stockholder that are Dissenting Shares; and

(v)             the exercise price of each Substituted Option at the Effective Time, which shall be determined in accordance with Section 2.4(a); and

(vi)            a certification, duly executed by an authorized officer of the Company, that the information and calculations delivered pursuant to clauses (i), (ii), (iii), (iv) and (v) of this Section 2.3(a) are, and will be as of immediately prior to the Effective Time, (A) true and correct in all respects, (B) in accordance with the applicable provisions of this Agreement, the Governing Documents of the Company and applicable Laws, (C) in the case of the Company Options, in accordance with the Company Equity Plan or the Company Charter, as applicable, and any applicable grant or similar agreement with respect to each Company Option and (D) in the case of the Company Warrants, in accordance with the applicable warrant agreement or similar agreement with respect to each Company Warrant.

(b)           Section 2.3(b) of the Company Disclosure Schedules contains an illustrative Allocation Schedule (the “Illustrative Allocation Schedule”) prepared by the Company as if the Conversions and the Closing occurred as of the Execution Date and without limiting any other covenants, agreements, representations or warranties of the Company under this Agreement, the Allocation Schedule will be substantially in the form of the Illustrative Allocation Schedule; provided, that the Allocation Schedule must set forth the items described in Section 2.3(a) on a Company Stockholder-by-Company Stockholder basis, and will take into account any changes to the Company’s capitalization between the Execution Date and the date of delivery of the Allocation Schedule to the SPAC pursuant to Section 2.3(a). The Company will review and consider in good faith any comments to the Allocation Schedule provided by the SPAC or any of its Representatives.

(c)            Notwithstanding the foregoing or anything to the contrary herein, (i) all Company Common Shares held by any Company Stockholder shall be aggregated, and the Exchange Ratio or Series I Exchange Ratio (as applicable) shall be applied to that aggregate number of shares held by such Company Stockholder, and not on a share-by-share basis, (ii) the aggregate number of the SPAC New Common Shares that each Company Equityholder will have a right to receive or to which his, her or its Company Options or Company Warrant (if any) will become subject, as applicable, under this Agreement will be rounded to the nearest whole share, (iii) in no event shall the aggregate number of the SPAC New Common Shares set forth on the Allocation Schedule that are allocated in respect of the equity securities of the Company (or, for the avoidance of doubt, the Company Equityholders), including the vested (but not unvested) Company Options and Company Warrants (if any), exceed (A) the Aggregate Transaction Share Consideration, minus (B) the SPAC New Common Shares that would be allocated to Company Common Shares pursuant to Section 2.1(h) but for such Company Common Shares being Dissenting Shares (it being further understood and agreed, for the avoidance of doubt, that in no event shall any SPAC New Common Shares described in this clause (B) be allocated to any other Company Equityholder and shall instead not be allocated at the Closing or otherwise, except solely in the circumstances described in Section 2.7), (iv) the SPAC Parties and the Exchange Agent will be entitled to rely upon the Allocation Schedule for purposes of allocating the transaction consideration to the Company Equityholders under this Agreement or under the Exchange Agent Agreement, as applicable, and (v) upon delivery, payment and issuance of the Aggregate Transaction Share Consideration on the Closing Date to the Exchange Agent, the SPAC and its respective Affiliates shall be deemed to have satisfied all obligations with respect to the payment of the Aggregate Transaction Share Consideration, and none of them shall have (A) any further obligations to the Company, any Company Equityholder or any other Person with respect to the payment of the Aggregate Transaction Share Consideration, or (B) any Liability with respect to the allocation of the consideration under this Agreement, and the Company hereby irrevocably waives and releases the SPAC and its Affiliates (and, on and after the Closing, the Company and its Affiliates) from any and all claims arising out of or resulting from or related to such Allocation Schedule and the allocation of the Aggregate Transaction Share Consideration, as the case may be, among each Company Equityholder as set forth in such Allocation Schedule.

Section 2.4          Treatment of Company Options.

(a)           At the Effective Time, by virtue of the Merger and without any action of any Party or any other Person (but subject to, in the case of the Company, Section 2.4(c)), each Company Option (whether vested or unvested) shall be assumed by the SPAC and substituted with an option to purchase a number of shares of SPAC New Common Shares (such option, a “Substituted Option”) equal to the product (rounded down to the nearest whole number) of (i) the number of Company Common Shares subject to such Company Option immediately prior to the Effective Time and (ii) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Company Option immediately prior to the Effective Time divided by (B) the Exchange Ratio; provided, however, that the exercise price and the number of SPAC New Common Shares purchasable pursuant to the Substituted Options shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, that, in the case of any Substituted Option to which Section 422 of the Code applies, the exercise price and the number of SPAC New Common Shares purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code; provided, further, that, except as specifically provided above, following the Effective Time, each Substituted Option shall continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding former Company Option immediately prior to the Effective Time.

(b)           At the Effective Time, no new awards will be granted under the Company Equity Plans, and the Company Equity Plans shall, to the extent not already expired, terminate without any further obligations or Liabilities to the Company or any of its Affiliates (including, for the avoidance of doubt, the SPAC) except as expressly contemplated herein.

(c)           Prior to the Closing, the Company shall take, or cause to be taken, all necessary or appropriate actions (including adopting resolutions by the Company Board or a committee thereof) under the Company Equity Plans, or other applicable instruments under the underlying grant, award, warrant or similar agreement and otherwise, in each case, to give effect to the provisions of this Section 2.4. Prior to such adoption, the Company will provide the SPAC with drafts of, and a reasonable opportunity to comment on, all such resolutions.

Section 2.5           Exchange Procedures.

(a)            At least three (3) Business Days prior to the Closing Date, the SPAC shall appoint an exchange agent reasonably acceptable to the Company (the “Exchange Agent”) (it being understood and agreed, for the avoidance of doubt, that Continental Stock Transfer & Trust Company (or any of its Affiliates) shall be deemed to be acceptable to the Company) and enter into an exchange agent agreement with the Exchange Agent in form and substance reasonably satisfactory to the Company (the “Exchange Agent Agreement”) for the purpose of exchanging Certificates, if any, representing the Company Common Shares and each Company Common Share held in book-entry form on the stock transfer books of the Company immediately prior to the Effective Time, in either case, for the portion of the Aggregate Transaction Share Consideration issued in respect of such Company Common Shares pursuant to Section 2.1(h) or Section 2.1(j) (as applicable), Section 2.10 (as applicable), Section 2.11 (as applicable) and Section 2.12 (as applicable) and on the terms and subject to the other conditions set forth in this Agreement. The Company shall reasonably cooperate with the SPAC and the Exchange Agent in connection with the appointment of the Exchange Agent and the entry into the Exchange Agent Agreement (including the provision of any information otherwise required by the Exchange Agent Agreement for the Exchange Agent to fulfill its duties as the Exchange Agent in connection with the transactions contemplated hereby).

(b)            At least three (3) Business Days prior to the Closing Date, the Company shall mail or otherwise deliver, or shall cause to be mailed or otherwise delivered, to each of the Company Equityholders a Letter of Transmittal.

(c)                At the Effective Time, the SPAC shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the Company Stockholders and for exchange in accordance with this Section 2.5 through the Exchange Agent, evidence of SPAC New Common Shares in book-entry form representing the portion of the Aggregate Transaction Share Consideration issued pursuant to Section 2.1(h), Section 2.1(j), Section 2.10, Section 2.11 and/or Section 2.12 (in each case, as applicable) in exchange for the Company Common Shares outstanding immediately prior to the Effective Time. All shares in book-entry form representing the portion of the Aggregate Transaction Share Consideration issued pursuant to Section 2.1(h) and Section 2.1(j) deposited with the Exchange Agent shall be referred to in this Agreement as the “Exchange Fund”.

(d)                Each Company Equityholder whose Company Common Shares have been converted into the right to receive a portion of the Aggregate Transaction Share Consideration pursuant to Section 2.1(h), Section 2.1(j), Section 2.10, Section 2.11 and/or Section 2.12 (in each case, as applicable) shall be entitled to receive the portion of the Aggregate Transaction Share Consideration to which he, she or it is entitled on the date provided in Section 2.5(e) upon (i) surrender of a Certificate (or affidavit of loss in lieu thereof in the form required by the Letter of Transmittal), together with the delivery of a properly completed and duly executed Letter of Transmittal (including, for the avoidance of doubt, any other documents or agreements required by the Letter of Transmittal), to the Exchange Agent, or (ii) delivery of an “agent’s message” in the case of Company Common Shares held in book-entry form, together with the delivery of a properly completed and duly executed Letter of Transmittal (including, for the avoidance of doubt, any other documents or agreements required by the Letter of Transmittal), to the Exchange Agent.

(e)                If a properly completed and duly executed Letter of Transmittal, together with any Certificates (or affidavit of loss in lieu thereof in the form required by the Letter of Transmittal) or an “agent’s message”, as applicable, and any other documents or agreements required by the Letter of Transmittal, is delivered to the Exchange Agent in accordance with Section 2.5(d) (i) at least three (3) Business Days prior to the Closing Date, then the SPAC and the Company shall take all actions necessary to cause the applicable portion of the Aggregate Transaction Share Consideration to be issued to the applicable Company Equityholder in book-entry form on the Closing Date, or (ii) two (2) Business Days prior to the Closing Date or later, then the SPAC and the Company shall take all actions necessary to cause the applicable portion of the Aggregate Transaction Share Consideration to be issued to the applicable Company Equityholder in book-entry form within three (3) Business Days after such delivery.

(f)                 If any portion of the Aggregate Transaction Share Consideration is to be issued to a Person other than the Company Equityholder in whose name the surrendered Certificate or the transferred Company Share in book-entry form is registered, it shall be a condition to the issuance of the applicable portion of the Aggregate Transaction Share Consideration that, in addition to any other requirements set forth in the Letter of Transmittal or the Exchange Agent Agreement, (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Company Share in book-entry form shall be properly transferred and (ii) the Person requesting such consideration shall pay to the Exchange Agent any transfer or similar Taxes required as a result of such consideration being issued to a Person other than the registered holder of such Certificate or Company Share in book-entry form or establish to the satisfaction of the Exchange Agent that such transfer or similar Taxes have been paid or are not payable.

(g)                No interest will be paid or accrued on the Aggregate Transaction Share Consideration (or any portion thereof). From and after the Effective Time, until surrendered or transferred, as applicable, in accordance with this Section 2.5, each Company Common Share (excluding any Dissenting Shares and the Company Shares cancelled and extinguished pursuant to Section 2.1(i)) shall solely represent the right to receive a portion of the Aggregate Transaction Share Consideration which such Company Common Share is entitled to receive pursuant to Section 2.1(h), Section 2.1(j), Section 2.10, Section 2.11 and/or Section 2.12 (in each case, as applicable).

(h)            At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no transfers of Company Common Shares that were outstanding immediately prior to the Effective Time.

(i)             Any portion of the Exchange Fund that remains unclaimed by the Company Stockholders twelve (12) months following the Closing Date shall be delivered to the SPAC or as otherwise instructed by the SPAC, and any Company Stockholder who has not exchanged his, her or its Company Common Shares for the applicable portion of the Aggregate Transaction Share Consideration in accordance with this Section 2.5 prior to that time shall thereafter look only to the SPAC for the issuance of the applicable portion of the Aggregate Transaction Share Consideration, without any interest thereon. None of the SPAC, the Surviving Company or any of their respective Affiliates shall be liable to any Person in respect of any consideration delivered to a public official pursuant to any applicable abandoned property, unclaimed property, escheat or similar Law. Any portion of the Aggregate Transaction Share Consideration remaining unclaimed by the Company Stockholders immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of the SPAC, free and clear of any claims or interest of any Person previously entitled thereto.

Section 2.6          Deliveries and Actions at Closing.

(a)           At or prior to the Closing, the SPAC shall deliver, or shall cause to be delivered, the following to the Company:

(i)              the SPAC Bring-Down Certificate;

(ii)             the Certificate of Merger, duly executed by Merger Sub, which shall have been filed in accordance with Section 2.1(b);

(iii)           the SPAC A&R CoI, duly executed by the SPAC, which shall have been filed with the Secretary of State of the State of Delaware, and the SPAC A&R Bylaws, which shall have been duly adopted by the SPAC Board;

(iv)            a copy of the Registration Rights Agreement, duly executed by the SPAC and the stockholders of the SPAC party thereto;

(v)              invoices or other written evidence reflecting all Unpaid SPAC Expenses;

(vi)            certificates of the Secretary of State of the State of Delaware, dated as of a date not more than five (5) Business Days prior to the Closing Date, certifying as to the good standing and non-delinquent Tax status of each of the SPAC and Merger Sub;

(vii)          written resignations of all of the directors and officers of the SPAC (other than those set forth on Exhibit G);

(viii)        and to the Trustee, the documents, opinions and notices contemplated by the Trust Agreement to be delivered to the Trustee in connection with the consummation of a business combination;

(ix)            a certificate, dated as of the Closing Date, signed by the Secretary of the SPAC, certifying as to (A) the SPAC’s and Merger Subs’ respective Governing Documents and the incumbency of their respective officers executing this Agreement and each Ancillary Agreement to which the SPAC or Merger Sub, as applicable, is a party and (B) the resolutions of (I) the SPAC Board authorizing the execution, delivery and performance by the SPAC of this Agreement and each Ancillary Agreement to which it is or will be a party, and (II) the board of directors of Merger Sub authorizing the execution, delivery and performance by Merger Sub of this Agreement and each Ancillary Agreement to which it is or will be a party;

(x)             a certification from the SPAC complying with the provisions of Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3);

(xi)            a copy of the Director Designation Agreement, duly executed by the SPAC; and

(xii)            (A) joinders (in form and substance previously filed with the SEC) to that certain letter agreement, dated as of January 19, 2022, from all Persons (other than the SPAC and the Sponsor) party to any Non-Redemption Agreement and Assignment of Economic Interest (or any similar Contract) entered into by the SPAC and/or the Sponsor prior to, on or after the Execution Date, (B) joinders (in form and substance reasonably acceptable to the Company) to the Sponsor Letter Agreement and that certain letter agreement, dated as of January 19, 2022, from all Persons who are issued Series I Convertible Preferred Stock of the Company pursuant to the Series I Preferred Stock Purchase Agreement or an Interim Series I Issuance, in each case, who receive SPAC Shares or SPAC Warrants from the Sponsor or any of its Affiliates, and (C) joinders (in form and substance reasonably acceptable to the Company) to the Sponsor Letter Agreement and that certain letter agreement, dated as of January 19, 2022, of each PIPE Investor who receive SPAC Shares or SPAC Warrants from the Sponsor or any of its Affiliates to the extent such PIPE Investor agrees to any lock-up restrictions.

(b)          At or prior to the Closing, the Company shall deliver, or shall cause to be delivered, the following to the SPAC:

(i)              the Company Bring-Down Certificate;

(ii)            a certification from the Company complying with the provisions of Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3);

(iii)           invoices or other written evidence reflecting all Unpaid Company Expenses;

(iv)            a certificate, dated as of the Closing Date, signed by the Secretary of the Company, certifying as to (A) the Company’s and each of its Subsidiary’s organizational documents and the incumbency of the Company’s officers executing this Agreement and each Ancillary Agreement to which it is a party and (B) the resolutions of the Company Board authorizing the execution, delivery and performance by the Company of this Agreement and each Ancillary Agreement to which it is or will be a party;

(v)              a certificate of the secretary of state (or other applicable office) in which the Company and each of its Subsidiaries is organized and qualified to do business, dated as of a date not more than five (5) Business Days prior to the Closing Date, certifying as to the good standing and non-delinquent Tax status of the Company and each such Subsidiary in such jurisdiction;

(vi)            written resignations of the directors and officers of the Company set forth in Section 2.6(b) of the SPAC Disclosure Schedules;

(vii)            a copy of the Director Designation Agreement, duly executed by the Key Individual; and

(viii)          a copy of the Registration Rights Agreement, duly executed by the Company Stockholders party thereto.

Section 2.7          Dissenting Stockholders. Notwithstanding anything to the contrary herein, any Company Share for which any Company Stockholder (such Company Stockholder, a “Dissenting Stockholder”) (a) has not voted in favor of the Merger or consented to it in writing and (b) has demanded the appraisal of such Company Share in accordance with, and has complied in all respects with, Section 262 of the DGCL (collectively, the “Dissenting Shares”) shall not be converted into the right to receive the applicable portion of Transaction Share Consideration, Earnout Shares, EBITDA Earnout Shares or Additional Consideration pursuant to Section 2.1(h). From and after the Effective Time, (i) the Dissenting Shares shall be cancelled and extinguished and shall cease to exist and (ii) the Dissenting Stockholders shall be entitled only to such rights as may be granted to them under Section 262 of the DGCL and shall not be entitled to exercise any of the voting rights or other rights of a stockholder of the Surviving Company or any of its Affiliates (including the SPAC); provided, however, that if any Dissenting Stockholder effectively withdraws or loses such appraisal rights (through failure to perfect such appraisal rights or otherwise), then the Company Shares held by such Dissenting Stockholder (A) shall no longer be deemed to be Dissenting Shares and (B) shall be treated as if they had been converted automatically at the Effective Time into the right to receive the applicable portion of Transaction Share Consideration, Earnout Shares, EBITDA Earnout Shares and Additional Consideration pursuant to Section 2.1(h). Each Dissenting Stockholder who becomes entitled to payment for his, her or its Dissenting Shares pursuant to the DGCL shall receive such payment from the Company in accordance with the DGCL. The Company shall give the SPAC prompt notice of any written demands for appraisal of any Company Share, attempted withdrawals of such demands and any other documents or instruments served pursuant to the DGCL and received by the Company relating to stockholders’ rights of appraisal in accordance with the provisions of Section 262 of the DGCL, and the SPAC shall have the opportunity to participate in all negotiations and proceedings with respect to all such demands. The Company shall not, except with the prior written consent of the SPAC (prior to the Closing) (such consent not to be unreasonably withheld, conditioned or delayed), make any payment or deliver any consideration (including Company Shares or SPAC New Common Shares) with respect to, settle, or offer or agree to settle, any such demands.

Section 2.8          Withholding. The SPAC, the Company, the Exchange Agent and any other applicable withholding agent shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any consideration payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Tax Law. To the extent that amounts are so withheld and remitted to the applicable Governmental Entity in accordance with applicable Tax Law, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made. The Parties shall cooperate in good faith to eliminate or reduce any such deduction or withholding (including through the request and provision of any statements, forms or other documents to reduce or eliminate any such deduction or withholding).

Section 2.9            Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Merger Sub and the Company, respectively, the then-current officers and directors of the Surviving Company and the SPAC are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such action, so long as such action is lawful and necessary and not inconsistent with this Agreement.

Section 2.10          Stock Price Earnout

(a)           Subject to and conditioned upon the occurrence of the Closing, the SPAC shall issue to the Eligible Company Equityholders, as additional consideration for the Company Common Shares (and without the need for additional consideration from the Eligible Company Equityholders), Earnout Shares, which shall be unvested and shall be subject to the following vesting conditions (any one or more of which may be satisfied at the same time) and transfer restrictions:

(i)              if the daily volume-weighted average sale price of one (1) share of common stock of the SPAC quoted on the New York Stock Exchange (or, if not the New York Stock Exchange, the principal securities exchange on which the shares of common stock of the SPAC are then listed) is greater than or equal to $12.00 for any twenty (20) Trading Days (which may or may not be consecutive) within any thirty (30) consecutive Trading Day period during the Earnout Period, an aggregate of fifty percent (50%) of the Earnout Shares shall immediately vest; and

(ii)               if the daily volume-weighted average sale price of one (1) share of common stock of the SPAC quoted on the New York Stock Exchange (or, if not the New York Stock Exchange, the principal securities exchange on which the shares of common stock of the SPAC are then listed) is greater than or equal to $14.00 for any twenty (20) Trading Days (which may or may not be consecutive) within any thirty (30) consecutive Trading Day period during the Earnout Period, an aggregate of one hundred percent (100%) of the Earnout Shares that have not already vested pursuant to Section 2.10(a)(i) shall immediately vest.

(b)           If a Change of Control occurs during the five-year period beginning on the first day after the Closing, the Earnout Shares shall vest immediately prior to the consummation of such Change of Control as follows:

(i)                 if the price per share paid or payable to the stockholders of the SPAC in connection with such Change of Control is less than $12.00, then no Earnout Shares shall vest in connection with such Change of Control and the then unvested Earnout Shares shall be immediately cancelled;

(ii)               if the price per share paid or payable to the stockholders of the SPAC in connection with such Change of Control is equal to or greater than $14.00, then one hundred percent (100%) of any then unvested Earnout Shares shall vest immediately prior to the consummation of such Change of Control; and

(iii)             if the price per share paid or payable to the stockholders of the SPAC in connection with such Change of Control is equal to or greater than $12.00 but less than $14.00, then fifty percent (50%) of any then unvested Earnout Shares shall vest immediately prior to the consummation of such Change of Control and the remaining 50% of such then unvested Earnout Shares shall be forfeited for no consideration (it being understood and agreed that if any portion of the Earnout Shares vested pursuant to Section 2.10(a)(i) prior to a Change of Control contemplated by this Section 2.10(b)(iii), then, immediately prior to such Change of Control, each of the Eligible Company Equityholders shall forfeit 100% of the then remaining unvested Earnout Shares of such Eligible Company Equityholder).

If the consideration payable in a Change of Control consists in whole or in part of securities publicly traded on a securities exchange or other trading market, the value of each such security shall be deemed to be the volume-weighted average sale price of one (1) share (or other applicable unit) of such security on the principal securities exchange or trading market therefor over a consecutive fifteen (15) Trading Day period ending on the Trading Day immediately preceding the day upon which the Change of Control is first publicly announced. If the consideration payable in a Change of Control is less than $12.00, then any then unvested Earnout Shares shall be automatically forfeited for no consideration. Immediately upon the expiration of the Earnout Period, the Earnout Shares that shall not have vested prior to such time in accordance with Section 2.10(a)(i), Section 2.10(a)(ii), Section 2.10(b)(ii) or Section 2.10(b)(iii) shall be automatically forfeited for no consideration.

(c)                The Earnout Shares price targets set forth in Section 2.10(a) and Section 2.10(b) shall be equitably adjusted for any stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction affecting the SPAC New Common Shares after the date of this Agreement (other than the Merger).

(d)                Any issuance of Earnout Shares shall be treated as an adjustment to the consideration paid in the Merger that is subject to Section 354 of the Code and qualifying for the Intended Tax Treatment as part of the Merger, unless otherwise required by a final “determination” (within the meaning of Section 1313(a) of the Code) (or any comparable or similar provisions of applicable state, local or foreign income Tax Law).

(e)                The unvested Earnout Shares shall not entitle the holder thereof to, without limiting Section 2.10(b), any consideration in connection with any sale or other transaction and may not be offered, sold, transferred, redeemed, assigned, pledged, hypothecated, encumbered or otherwise disposed of (whether by operation of law or otherwise) by any holder thereof or be subject to execution, attachment or similar process, and shall bear a customary legend with respect to such transfer restrictions, and any attempt to so sell, transfer, assign, pledge, hypothecate, encumber or otherwise dispose of such unvested Earnout Shares shall be null and void. Notwithstanding the foregoing, transfers, assignments and sales of unvested Earnout Shares by any of the holders thereof are permitted: (i) to any Affiliate of such holder, or as a distribution to any of such holder’s limited partners, members or stockholders; (ii) to the SPAC’s or the Company’s directors or officers, or any Affiliates or family members of any of the SPAC’s or the Company’s directors or officers; (iii) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiaries of which are members of such individual’s immediate family or an Affiliate of such individual, or to a charitable organization; (iv) in the case of an individual, by virtue of Laws of descent and distribution upon death of such individual; (v) in the case of an individual, pursuant to a qualified domestic relations order; (vi) in the case of a trust, by distribution to one or more of the permissible beneficiaries of such trust; (vii) in the case of an individual, to a partnership, limited liability company or other entity of which such individual and/or the immediate family of such individual are the legal and beneficial owners of such entity; (viii) in the case of an entity, by virtue of the Laws of the state of such entity’s organization and such entity’s organizational documents upon dissolution of such entity; or (ix) to the SPAC pursuant to any contractual arrangement that provides for the repurchase by the SPAC, or forfeiture, of such Earnout Shares in connection with the termination of such holder’s service to the SPAC or the Company; provided, however, that (1) any such permitted transfer must comply in all respects with all applicable securities Laws, and (2) such transferring holder shall provide advance written notice to the SPAC of any such permitted transfer.

(f)            For so long as any Earnout Shares remain subject to vesting and forfeiture, if the SPAC pays or makes any dividends or distributions to the holders of SPAC New Common Shares, the holders of the Earnout Shares that remain subject to vesting and forfeiture shall not receive any such dividends or distributions but instead shall receive a Dividend Equivalent for each such Earnout Share held thereby. For purposes hereof, “Dividend Equivalent” means, in connection with the SPAC’s payment or making of a distribution or dividend, the right to receive from the SPAC, upon the vesting of the Earnout Share for which such right is issued, the dividend or distribution paid or made in respect of each SPAC New Common Share.

(g)            Notwithstanding anything herein to the contrary, the Earnout Shares to be issued pursuant to this Section 2.10 shall be in the form of the SPAC’s Series B-1 Common Stock or the SPAC’s Series B-2 Common Stock as provided in the SPAC A&R CoI.

Section 2.11          EBITDA Earnout

(a)           Subject to and conditioned upon the occurrence of the Closing, the SPAC shall issue to the Eligible Company Equityholders, as additional consideration for the Company Common Shares (and without the need for additional consideration from the Eligible Company Equityholders), the EBITDA Earnout Shares, which shall be unvested, and shall vest if, and only if, the EBITDA for the EBITDA Earnout Period equals or exceeds $28,000,000 (the “EBITDA Earnout Threshold”).

(b)           If a Change of Control occurs during the period beginning on the first day after the Closing and ending on the last day of the EBITDA Earnout Period, then the EBITDA Earnout Shares shall vest immediately prior to the consummation of such Change of Control.

(c)            If a Change of Control occurs during the period beginning on the first day after the end of the EBITDA Earnout Period and ending on the date that the SPAC publicly issues an earnings release for the SPAC’s fiscal quarter ending at the end of the EBITDA Earnout Period, then, as a condition to the consummation of such Change of Control, EBITDA shall be calculated prior to the consummation of such Change of Control. If the EBITDA equals or exceeds the EBITDA Earnout Threshold, all of the EBITDA Earnout Shares shall vest immediately prior to the consummation of such Change of Control. If the EBITDA is less than the EBITDA Earnout Threshold, all of the EBITDA Earnout Shares shall be automatically forfeited for no consideration immediately prior to the consummation of such Change of Control.

(d)           Immediately upon the SPAC’s public issuance of an earnings release for the SPAC’s fiscal quarter ending at the end of the EBITDA Earnout Period that reports EBITDA equal to or in excess of the EBITDA Earnout Threshold, the EBITDA Earnout Shares shall vest.

(e)            Immediately upon the SPAC’s public issuance of an earnings release for the SPAC’s fiscal quarter ending at the end of the EBITDA Earnout Period that does not report EBITDA that is equal to or greater than the EBITDA Earnout Threshold, the EBITDA Earnout Shares shall be automatically forfeited for no consideration.

(f)           The provisions of Sections 2.10(d), 2.10(e) and 2.10(f) shall apply to the EBITDA Earnout Shares mutatis mutandis.

(g)           Notwithstanding anything herein to the contrary, the EBITDA Earnout Shares to be issued pursuant to this Section 2.11 shall be in the form of the SPAC’s Series B-3 Common Stock as provided in the SPAC A&R CoI.

Section 2.12      Additional Consideration. Subject to and conditioned upon the occurrence of the Closing, the SPAC shall issue to the Eligible Company Equityholders, as additional consideration for the Company Common Shares (and without the need for additional consideration from the Eligible Company Equityholders) a number of SPAC New Common Shares (pro rata to each Eligible Company Equityholder’s entitlement to Transaction Share Consideration at the Effective Time) at Closing equal to the number of the Reserved Shares (as such term is defined in the Sponsor Letter Agreement) forfeited by the Sponsor at Closing pursuant to the Sponsor Letter Agreement (such shares issued to the Eligible Company Equityholders, in the aggregate, “Additional Consideration”).

Article III
REPRESENTATIONS AND WARRANTIES REGARDING THE GROUP COMPANIES

As an inducement to the SPAC Parties to enter into this Agreement and consummate the transactions contemplated hereby, except as set forth in the Company Disclosure Schedules, the Company represents and warrants to the SPAC Parties as follows: (i) as of the Execution Date (except as to any representations and warranties that specifically relate to an earlier date, in which case, such representations and warranties were true and correct as of such earlier date) and (ii) with respect to the representations and warranties contained in Section 3.1 and Section 3.2, also as of the Initial Amendment Date and the Amendment Date:

Section 3.1           Organization; Authority; Enforceability.

(a)           The Company is a corporation incorporated and in good standing under the Laws of the State of Delaware. Each other Group Company is a corporation, limited liability company or other business entity, as the case may be, and each other Group Company is duly organized, validly existing and in good standing (or the equivalent thereof, if applicable) under the Laws of its respective jurisdiction of formation or organization (as applicable), except where the failure to be in good standing would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.

(b)           Each Group Company has all the requisite corporate, limited liability company or other applicable power and authority to own, lease and operate its assets and properties and to carry on its businesses as presently conducted in all material respects.

(c)           Each Group Company is duly qualified, licensed or registered to do business under the Laws of each jurisdiction in which the conduct of its business or location of its assets and/or properties makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(d)                No Group Company is in violation of any of its Governing Documents. None of the Group Companies is the subject of any bankruptcy, dissolution, liquidation, reorganization (other than internal reorganizations conducted in the Ordinary Course of Business) or similar proceeding.

(e)                Other than the Requisite Company Stockholder Approval, the Company has the requisite corporate power and authority to execute and deliver this Agreement and each Group Company has the requisite corporate, limited liability company or other business entity power and authority, as applicable, to execute and deliver the Ancillary Agreements to which it is or will be a party and to perform its obligations hereunder and thereunder, and to consummate the Transactions. Other than the Requisite Company Stockholder Approval, the execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the Transactions by the Group Companies have been duly authorized by all necessary corporate, limited liability company or other business entity actions, as applicable. This Agreement has been, and each of the Ancillary Agreements to which each Group Company will be a party will be, duly executed and delivered by such Group Company and are or will be Enforceable against each applicable Group Company, assuming the Requisite Company Stockholder Approval is obtained.

Section 3.2              Non-contravention; Governmental Approvals. Subject to the receipt of the Requisite Company Stockholder Approval, and assuming the truth and accuracy of the SPAC Parties’ representations and warranties contained in Section 4.1, and except as set forth on Section 3.2 of the Company Disclosure Schedules, neither the execution and delivery of this Agreement or any Ancillary Agreement nor the consummation of the Transactions, in each case, by a Group Company will (a) conflict with or result in any breach of any provision of the Governing Documents of any Group Company; (b) other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) compliance with and filings under the HSR Act, and (iii) the filing with the SEC of (A) the Registration Statement/Proxy Statement and the declaration of the effectiveness thereof by the SEC, and (B) such reports under Section 13(a) or Section 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Agreements or the Transactions, require any filing of any of the Group Companies with, or the obtaining by any of the Group Companies of any consent or approval of, any Governmental Entity; (c) result in a violation of or a default (or give rise to any right of termination, cancellation or acceleration of rights) under, any of the terms, conditions or provisions of any Material Contract or Material Lease or Company Employee Benefit Plan (in each case, whether with or without the giving of notice, the passage of time or both); (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of any Group Company; or (e) violate, in any respect, any Law, Order or Lien applicable to any Group Company, excluding from the foregoing clauses (b), (c), (d) and (e), such requirements, violations, Lien creations or defaults which would not reasonably be expected to have a Material Adverse Effect.

Section 3.3              Capitalization.

(a)                Section 3.3(a) of the Company Disclosure Schedules sets forth the Equity Interests of the Company (including the number and class or series (as applicable) of Equity Interests) (the “Company Equity Interests”) and the record and beneficial ownership (including the percentage interests held thereby) thereof as of the Execution Date (provided that neither the Company’s Series I Convertible Preferred Stock nor the holders thereof are reflected in Section 3.3(a) of the Company Disclosure Schedules). The Equity Interests set forth on Section 3.3(a) of the Company Disclosure Schedules (together with the Company’s Series I Convertible Preferred Stock issued in accordance with the Series I Preferred Stock Purchase Agreement) comprise all of the authorized capital stock or other Equity Interests of the Company that are issued and outstanding, in each case, as of the Execution Date and immediately prior to the Effective Time. With respect to each Company Option outstanding or other award of Company Equity Interests granted by the Company as of the Execution Date, Section 3.3(a) of the Company Disclosure Schedules accurately sets forth (i) the name of the holder thereof, (ii) the number of Company Shares subject thereto, (iii) the grant date thereof, (iv) the expiration date thereof, (v) the vesting commencement date and vesting schedule or vesting requirements (including whether or not it will accelerate and vest as of the Closing and/or any other event) thereof, (vi) the extent to which such Company Option is vested and exercisable, (vii) the exercise price thereof, and (viii) whether such Company Option is intended to be an “incentive stock option” as defined in Section 422 of the Code or is subject to Section 409A of the Code.

(b)          Except as set forth in the Company Charter, this Agreement, or Section 3.3(a) of the Company Disclosure Schedules:

(i)                 there are no outstanding options, warrants, Contracts, calls, puts, rights to subscribe, conversion rights or other similar rights to which the Company is a party or which are binding upon the Company providing for the offer, issuance, redemption, exchange, conversion, voting, transfer, disposition or acquisition of any of its Equity Interests;

(ii)               the Company is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any of its Equity Interests, either of itself or of another Person;

(iii)             the Company is not a party to any voting trust, proxy or other agreement or understanding with respect to the voting of any of its Equity Interests;

(iv)              there are no contractual equityholder preemptive or similar rights, rights of first refusal, rights of first offer or registration rights in respect of the Company Equity Interests;

(v)                there are no outstanding bonds, debentures, notes or other debtor obligations the holders of which have the right to vote (or convertible into or exchangeable or exercisable for securities having the right to vote) with stockholders of the Company on any matter; and

(vi)              the Company has not violated in any material respect any applicable securities Laws or any preemptive or similar rights created by Law, Governing Document or Contract to which the Company is a party in connection with the offer, sale, issuance or allotment of any of the Company Equity Interests.

(c)          All of the Company Equity Interests have been duly authorized and validly issued, and were not issued in violation of any preemptive rights, call options, rights of first refusal, subscription rights, transfer restrictions or similar rights of any Person (other than Securities Liens and other than as set forth in the Governing Documents of the Company) or applicable Law. Neither the Group Companies nor any Company Stockholder has, or has had, any record and/or beneficial ownership of a SPAC Share.

(d)           (i) Each Company Option has an exercise price that has been determined pursuant to a valuation consistent with applicable Laws to be at least equal to the fair market value of a Company Share on the grant date of such Company Option; (ii) no Company Option has had its exercise date or grant date “back-dated” or materially delayed; and (iii) all Company Options have been issued in compliance with the applicable Company Equity Plan or the Company Charter, as applicable, and all applicable Laws and properly accounted for in accordance with GAAP. The Company has delivered to the SPAC true and complete copies of the forms of Company Option award agreements and all Company Options are evidenced by award agreements in substantially the forms made available to the SPAC as of or prior to the Execution Date, and no Company Option is subject to terms that are materially different from those set forth in such forms.

(e)          Section 3.3(e) of the Company Disclosure Schedules sets forth a true and complete list of the Company Subsidiaries, listing for each Company Subsidiary its name, legal entity type and the jurisdiction of its formation or organization (as applicable) and its parent company (if wholly-owned) or its owners (if not-wholly owned). All of the outstanding capital stock or other Equity Interests, as applicable, of each Company Subsidiary are duly authorized, validly issued, free of preemptive rights, restrictions on transfer (other than restrictions under applicable federal, state and other securities Laws), and, if applicable, fully paid and non-assessable, and are solely owned (legally and beneficially) by the Company, whether directly or indirectly, free and clear of all Liens (other than Permitted Liens). There are no options, warrants, convertible securities, stock appreciation, phantom stock, stock-based performance unit, profit participation, restricted equity, restricted equity unit, other equity or equity-based compensation award or similar rights with respect to any Company Subsidiary and no rights, exchangeable securities, securities, “phantom” rights, appreciation rights, performance units, commitments or other agreements obligating the Company or any Company Subsidiary to issue or sell, or cause to be issued or sold, any equity securities of, or any other interest in, any Company Subsidiary, including any security convertible or exercisable into equity securities of any Company Subsidiary. There are no Contracts to which any Company Subsidiary is a party which require such Company Subsidiary to repurchase, redeem or otherwise acquire any Equity Interests or securities convertible into or exchangeable for or measured by reference to such equity securities or to make any investment in any other Person.

Section 3.4          Financial Statements; No Undisclosed Liabilities.

(a)         Attached as Section 3.4 of the Company Disclosure Schedules are true and complete copies of the following financial statements (such financial statements, the “Financial Statements”):

(i)                 the audited consolidated balance sheet of the Company and its Subsidiaries as of April 25, 2021 and April 24, 2022 and the related audited consolidated statements of comprehensive loss, cash flows and members’ equity for the fiscal years ended on such dates, together with all related notes and schedules thereto, accompanied by the reports thereon of the Company’s independent auditors (which reports shall be unqualified) (the “Audited Financial Statements”); and

(ii)               the unaudited consolidated balance sheet of the Company and its Subsidiaries as of April 30, 2023 (the “Unaudited Balance Sheet”) and the related unaudited consolidated statements of comprehensive loss and cash flows for the twelve (12)-month period then ended (collectively, together with the Unaudited Balance Sheet, the “Unaudited Financial Statements”).

(b)          The Financial Statements (i) have been prepared from the books and records of the Group Companies; (ii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, except as may be indicated in the notes thereto and subject, in the case of the Unaudited Financial Statements, to the absence of footnotes and year-end adjustments; (iii) in the case of the Audited Financial Statements, were audited in accordance with the standards of the PCAOB by a PCAOB qualified auditor that was independent under Rule 2-01 of Regulation S-X under the Securities Act and contain an unqualified report of the Group Companies’ auditors; and (iv) fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended, except, in each of clauses (ii) and (iii): (w) as otherwise noted therein, (x) that the Unaudited Financial Statements do not include footnotes, schedules, statements of equity and statements of cash flow and disclosures required by GAAP, and (y) that the Unaudited Financial Statements do not include all year-end adjustments required by GAAP, in each case of clauses (x) and (y), which are not expected to be material, individually or in the aggregate, in amount or effect.

(c)          The books of account and other financial records of the Company and its Subsidiaries have been kept accurately in all material respects in the Ordinary Course of Business, the transactions entered therein represent bona fide transactions and the revenues, expenses, assets and liabilities of the Company and its Subsidiaries have been properly recorded therein in all material respects. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that transactions are executed only in accordance with the general or specific authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s and its Subsidiaries’ properties or assets (collectively, “Internal Controls”).

(d)           None of the Group Companies, their respective independent accountants or board of directors (or the audit committees thereof) of the Group Companies has identified or been made aware of any (i) “significant deficiency” in the Internal Controls of any Group Company, (ii) “material weakness” in the Internal Controls of any Group Company, (iii) fraud, whether or not material, that involves management or other employees of any Group Company who have a significant role in the Internal Controls of any Group Company or (iv) complaints regarding a violation of accounting procedures, internal accounting controls or auditing matters, including from employees of any Group Company or any of its subsidiaries regarding questionable accounting, auditing or legal compliance matters.

(e)           No Group Company has any Liabilities of any nature whatsoever that would be required to be reflected on the Unaudited Financial Statements prepared in accordance with GAAP, except (i) Liabilities expressly set forth in or reserved against in the Financial Statements or identified in the notes thereto; (ii) Liabilities which have arisen after the Latest Balance Sheet Date in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of or was caused by any breach of Contract or infringement or violation of Law); (iii) Liabilities arising under this Agreement, the Ancillary Agreements and/or the performance by the Company of its obligations hereunder or thereunder, including those arising in compliance with Section 5.1; or (iv) for fees, costs and expenses (including Company Expenses) for advisors and Affiliates of the Group Companies, including with respect to legal, accounting or other advisors incurred by the Group Companies in connection with the transactions contemplated by this Agreement.

(f)           No Group Company is a party to, or has any commitment to become a party to any joint venture, off-balance sheet partnership or any similar contract, including any contract or arrangement relating to any transaction or relationship between or among the Group Companies, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangement” (within the meaning of Item 303 of Regulation S-K of the Exchange Act), where the purpose or intended effect of such arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Group Companies.

Section 3.5          No Material Adverse Effect. Since the Latest Balance Sheet Date through the Execution Date, there has been no Material Adverse Effect.

Section 3.6          Absence of Certain Developments. Except as set forth on Section 3.6 of the Company Disclosure Schedules, since the Latest Balance Sheet Date, each Group Company has conducted its business in the Ordinary Course of Business in all material respects. Except as set forth on Section 3.6 of the Company Disclosure Schedules, from the Latest Balance Sheet Date through the Execution Date, no Group Company has taken or omitted to be taken any action that would, if taken or omitted to be taken after the Execution Date, require the SPAC’s consent in accordance with Section 5.1.

Section 3.7           Real Property.

(a)           Section 3.7 of the Company Disclosure Schedules sets forth the address of each Leased Real Property, and a true, correct and complete list of all Leases to which the Company or any Subsidiary of the Company is a party (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) for such Leased Real Property (such Leases the “Material Leases”). With respect to each of the Material Leases: (i) such Lease is legal, valid, binding and in full force and effect and is Enforceable against the applicable Group Company party thereto, and, to the Knowledge of the Company, against each other party thereto, and no Group Company has subleased, licensed or otherwise granted any right to use or occupy the Leased Real Property or any portion thereof to a third party (other than Permitted Liens and other than the right of a Group Company’s customers, employees and services providers to use, occupy and access the Leased Real Property in the Ordinary Course of Business); (ii) the applicable Group Company’s possession and quiet enjoyment of the Leased Real Property under such Material Lease has not been disturbed in any manner that would materially affect the applicable Group Company’s use of such Leased Real Property and there are no material disputes with respect to such Material Lease; (iii) no Group Company is currently in material default under, nor has any event occurred or, to the Knowledge of the Company, does any circumstance exist that, with notice or lapse of time or both would constitute a material default by a Group Company under any Material Lease; (iv) to the Knowledge of the Company, no material default, event or circumstance exists that, with notice or lapse of time or both, would constitute a material default by any counterparty to any such Material Lease; (v) no security deposit or portion thereof deposited with respect such Material Lease has been applied in respect of a breach or default under such Material Lease which has not been redeposited in full; (vi) no Group Company owes any brokerage commissions or finder’s fees with respect to such Material Lease; (vii) the other party to such Material Lease is not an Affiliate of, and otherwise does not have any economic interest in, any Group Company; and (viii) no Group Company has collaterally assigned or granted any other security interest in such Material Lease or any interest therein. The Company has made available to the SPAC a true, correct and complete copy of all Material Leases. No Group Company owns fee title to any land.

(b)          The Leased Real Property identified in Section 3.7 of the Company Disclosure Schedules comprises all of the material real property used in the business of the Group Companies.

(c)          To the Knowledge of the Company, the buildings, material building components, structural elements of the improvements, roofs, foundations, parking and loading areas and mechanical systems (including all heating, ventilating, air conditioning, plumbing, electrical, elevator, security, utility and fire/life safety systems) (collectively, the “Improvements”) included in the Leased Real Property and used by any of the Group Companies in the operation of its business as currently conducted are, in all material respects, in good working condition and repair and sufficient for the operation of the business by each applicable Group Company as currently conducted. There are no material structural deficiencies or material latent defects affecting any of the Improvements and, to the Knowledge of the Company, there are no facts or conditions affecting any of the Improvements, in each case, which would, individually or in the aggregate, interfere with the use or occupancy of the Improvements or any portion thereof in the operation of the Company in a manner that is or would be reasonably expected to be material to the Company, taken as a whole. No Group Company has received written notice of (i) any condemnation, eminent domain or similar Proceedings affecting any parcel of Leased Real Property; (ii) any special assessment or pending improvement liens to be made by any Governmental Entity affecting any parcel of Leased Real Property; or (iii) violations of any building codes, zoning ordinances, governmental regulations or covenants or restrictions affecting any Leased Real Property that would be reasonably expected to result in a Material Adverse Effect. Each parcel of Leased Real Property has direct access to a public street adjoining such Leased Real Property, and such access is not dependent on any land or other real property interest which is not included in the Leased Real Property. None of the Improvements or any portion thereof is dependent for its access, use or operation on any privately owned land, building, improvement or other real property interest which is not included in the Leased Real Property. To the Knowledge of the Company, there are no recorded or unrecorded agreements, easements or encumbrances that materially interfere with the continued access to or operation of the business of the Group Companies as currently conducted on the Leased Real Property.

Section 3.8          Tax Matters.

(a)           All Income Tax Returns and other material Tax Returns required to be filed by or with respect to each Group Company have been timely filed with the appropriate Governmental Entity pursuant to applicable Laws (taking into account any validly obtained extension of time within which to file). All Income Tax Returns and other material Tax Returns filed by or with respect to each of the Group Companies are true, complete and correct in all material respects and have been prepared in material compliance with all applicable Laws. Each Group Company has timely paid all material amounts of Taxes due and payable by it (whether or not shown as due and payable on any Tax Return) to the appropriate Governmental Entity. Each Group Company has timely and properly withheld and paid to the applicable Governmental Entity all material amounts of Taxes required to have been withheld and paid by it in connection with any amounts paid or owing to any employee, independent contractor, creditor, equityholder or other third party and has otherwise complied in all material respects with all applicable Laws relating to such withholding and payment of Taxes. Each Group Company has complied in all material respects with all applicable Laws relating to the payment of stamp duties and the reporting and payment of sales, use, ad valorem and value added Taxes.

(b)           No written claim has been made by a Taxing Authority in a jurisdiction where a Group Company does not file a particular type of Tax Return, or pay a particular type of Tax, that such Group Company is or may be subject to taxation of that type by, or required to file that type of Tax Return in, that jurisdiction. The Income Tax Returns of the Group Companies made available to the SPAC reflect all of the jurisdictions in which the Group Companies remit material Income Tax.

(c)           There is no Proceeding now being conducted, pending or threatened in writing (or, to the Knowledge of the Company, otherwise threatened) with respect to any Taxes or Tax Returns of or with respect to any Group Company. No Group Company has commenced a voluntary disclosure proceeding in any jurisdiction that has not been fully resolved or settled. All material deficiencies for Taxes asserted or assessed in writing against any Group Company have been fully and timely (taking into account applicable extensions) paid, settled or withdrawn, and, to the Knowledge of the Company, no such deficiency has been or is currently threatened or proposed against any Group Company.

(d)           No Group Company has agreed to (or has had agreed to on its behalf) any extension or waiver of the statute of limitations applicable to any Tax or Tax Return, or any extension of time with respect to a period of Tax collection, assessment or deficiency, which period (after giving effect to such extension or waiver) has not yet expired, and no request for any such waiver or extension is currently pending. No Group Company is the beneficiary of any extension of time (other than an automatic extension of time not requiring the consent of the applicable Governmental Entity) within which to file any Tax Return not previously filed. No private letter ruling, administrative relief, technical advice, request for a change of any method of accounting or other similar ruling or request has been granted or issued by, or is pending with, any Governmental Entity that relates to the Taxes or Tax Returns of any Group Company. No power of attorney granted by any Group Company with respect to any Taxes is currently in force.

(e)           No Group Company has been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of U.S. state or local or non-U.S. Tax Law).

(f)            The Company is (and has been for its entire existence) properly treated as a subchapter C corporation for U.S. federal and all applicable state and local Income Tax purposes. Each Company Subsidiary is (and has been for its entire existence) properly treated for U.S. federal and all applicable state and local Income Tax purposes as the type of entity set forth opposite its name on Section 3.8(f) of the Company Disclosure Schedules. No election has been made (or is pending) to change any of the foregoing.

(g)           No Group Company will be required to include any material item of income, or exclude any material item of deduction, for any period after the Closing Date (determined with and without regard to the transactions contemplated hereby) as a result of: (i) an installment sale transaction occurring on or before the Closing Date governed by Code Section 453 (or any similar provision of state, local or non-U.S. Laws); (ii) a transaction occurring on or before the Closing Date reported as an open transaction for U.S. federal Income Tax purposes (or any similar doctrine under state, local or non-U.S. Laws); (iii) any prepaid amounts received or paid on or prior to the Closing Date or deferred revenue realized, accrued or received on or prior to the Closing Date, in each case, outside of the Ordinary Course of Business; (iv) a change in method of accounting made under Code Section 481(c) (or any corresponding or similar provision of any applicable state or local Tax Law) with respect to a Pre-Closing Tax Period that occurs or was requested on or prior to the Closing Date (or as a result of an impermissible method used in a Pre-Closing Tax Period); (v) an agreement entered into with any Governmental Entity (including a “closing agreement” under Code Section 7121) on or prior to the Closing Date; or (vi) an intercompany transaction occurring or any excess loss account existing on or prior to the Closing Date, in each case, described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or non-U.S. Laws). No Group Company uses the cash method of accounting for Income Tax purposes or will be required to make any payment after the Latest Balance Sheet Date as a result of an election under Section 965 of the Code (or any similar provision of state, local or non-U.S. Laws). No Group Company is party to or bound by any closing agreement or similar agreement with any Taxing Authority, the terms of which would have an effect on any Group Company after the Latest Balance Sheet Date.

(h)           There is no Lien for Taxes on any of the assets of any Group Company, other than Liens for Taxes not yet due and payable or that may hereafter be paid without penalty.

(i)            No Group Company has ever been a member of any Affiliated Group (other than an Affiliated Group the common parent of which is a Group Company). No Group Company has any actual or potential liability for Taxes of any other Person (other than any Group Company) as a result of Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Laws), successor liability, transferee liability, joint or several liability, by Contract, by operation of Law or otherwise (other than pursuant to an Ordinary Course Tax Sharing Agreement). No Group Company is party to or bound by any Tax Sharing Agreement, except for any Ordinary Course Tax Sharing Agreement.

(j)             Other than with respect to other U.S. states and localities, no Group Company (i) has or has had in the last five (5) years an office, permanent establishment, branch, agency or taxable presence outside the jurisdiction of its organization (other than such jurisdictions with respect to which such Group Company has filed Income Tax Returns) or (ii) is or has been in the last five (5) years a resident for Tax purposes in any jurisdiction outside the jurisdiction of its organization (other than such jurisdictions with respect to which such Group Company has filed Income Tax Returns).

(k)            No Group Company has been, in the past two (2) years, a party to a transaction reported or intended to qualify as a reorganization under Code Section 368. No Group Company has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was governed, or intended or reported to be governed, in whole or in part by Section 355 or Section 361 of the Code in the past two (2) years or that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Code Section 355(e)) that includes the transactions contemplated hereby.

(l)             To the Knowledge of the Company, there are no facts or circumstances that could reasonably be expected to prevent, impair or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 3.9            Contracts.

(a)           Except as set forth on Section 3.9(a) of the Company Disclosure Schedules, no Group Company is a party to, or bound by, and no asset of any Group Company is bound by, any:

(i)              collective bargaining agreement or other Contract with any labor union, labor organization, works council or other employee representative (each a “CBA”);

(ii)              Contract with any Material Supplier;

(iii)             Contract providing for retention, transaction or change of control payments or benefits, accelerated vesting or any other payment or benefit that may or will become due, in whole or in part, in connection with the consummation of the transactions contemplated hereby;

(iv)             Contract pursuant to which the Company or any Company Subsidiary is obligated to pay or entitled to receive more than $100,000 in a calendar year or more than $200,000 in the aggregate over the life of such Contract;

(v)              Contract for the employment or engagement of any employee or other individual service provider of the Company or any Company Subsidiary that provides for total annual compensation in excess of $100,000 per annum (other than an offer letter setting forth the terms of an at-will employment arrangement consistent in all material respects with offer letters used by the Company in the Ordinary Course of Business as of the Execution Date or is not terminable by the Company or such Company Subsidiary, as applicable, upon prior notice of thirty (30) calendar days or less without further Liability);

(vi)            Contract under which any Group Company has created, incurred, assumed or borrowed any money or issued any note, indenture or other evidence of Indebtedness or guaranteed Indebtedness of others, in each case, in an amount in excess of $100,000, individually, or $200,000, in the aggregate;

(vii)            Contract resulting in any Lien (other than any Permitted Lien) on any material portion of the assets of any of the Group Companies;

(viii)          Contracts for the development of (x) material Owned Intellectual Property that is embodied in or distributed with any products or services of a Group Company or is otherwise material Owned Intellectual Property (other than Contracts with any employee or contractor entered into in the Ordinary Course of Business under which such employee or contractor presently assigns all right, title and interest in and to any developed Intellectual Property to one (1) of the Group Companies or any of its Affiliates) and (y) any Intellectual Property for any Person by the Group Companies or any of their controlled Affiliates under which Contract the Group Companies or their applicable controlled Affiliate has any material unperformed obligations other than Contracts with any employee or contractor entered into in the Ordinary Course of Business under which such employee or contractor presently assigns all right, title and interest in and to any developed Intellectual Property to the Group Companies or any of their Affiliates;

(ix)              (x) Contract entered into for the settlement or avoidance of any dispute regarding the ownership, use, validity or enforceability of Intellectual Property (including consent-to-use and similar contracts) with material ongoing obligations of any Group Company, (y) Contract pursuant to which any Group Company licenses any Owned Intellectual Property or (z) license or royalty Contract under which the Group Companies license any Intellectual Property from a third party other than non-exclusive licenses of commercially-available Software with total annual payments or a replacement cost of $50,000 or less;

(x)              Contract providing for any Group Company to make any capital contribution to or in any Person;

(xi)            Contract providing for aggregate future payments to or from any Group Company in excess of $100,000 in any calendar year, other than those that can be terminated without material penalty by such Group Company upon ninety (90) days’ notice or less and can be replaced with a similar Contract on materially equivalent terms in the Ordinary Course of Business;

(xii)            joint venture, partnership, strategic alliance or similar Contract;

(xiii)          power of attorney;

(xiv)          Contract that limits or restricts, or purports to limit or restrict, any Group Company (or after the Closing, the SPAC or any Group Company) from (x) engaging or competing in any line of business or business activity in any jurisdiction, or (y) acquiring any product or asset or receiving services from any Person or selling any product or asset or performing services for any Person;

(xv)            Contract that binds any Group Company to any of the following restrictions or terms: (v) a “most favored nation” or similar provision with respect to any Person; (w) a provision providing for the sharing of any revenue or cost-savings with any other Person; (x) a “minimum purchase” requirement; (y) rights of first refusal or first offer (other than those related to real property Leases) or (z) a “take or pay” provision;

(xvi)          Contract pursuant to which any Group Company has granted any sponsorship rights, exclusive marketing, sales representative relationship, franchising consignment, distribution or any other similar right to any third party (including in any geographic area or with respect to any product of the business of the Group Companies);

(xvii)        Contract involving the settlement, conciliation or similar agreement (x) of any Proceeding since December 31, 2021, (y) with any Governmental Entity or (z) with respect to any dispute pursuant to which any Group Company will have any material outstanding obligation after the Execution Date;

(xviii)      Contract under which any Group Company is lessee of or holds or operates, in each case, any tangible property (other than real property), owned by any other Person, except for any Contract under which the aggregate annual rental payments do not exceed $50,000;

(xix)          Contract concerning non-solicitation obligations that are on-going (other than non-solicitation agreements with any of the Group Company’s employees set forth in the applicable Group Company’s standard terms and conditions of sale or standard form of employment agreement or offer letter, copies of which have previously been delivered to the SPAC, or non-disclosure agreements entered into by any of the Group Companies with respect to possible business transactions);

(xx)            Contract under which any Group Company is lessor of or permits any third party to hold or operate, in each case, any tangible property (other than real property), owned or controlled by such Group Company, except for any Contract under which the aggregate annual rental payments do not exceed $50,000;

(xxi)          Contract requiring any capital commitment or capital expenditure (or series of capital commitments or expenditures) by any Group Company in an amount in excess of $50,000 annually or $100,000 over the life of such Contract;

(xxii)        Contract requiring any Group Company to guarantee the Liabilities of any Person (other than any other Group Company) or pursuant to which any Person (other than a Group Company) has guaranteed the Liabilities of a Group Company;

(xxiii)      material interest rate, currency or other hedging Contracts;

(xxiv)      Contracts providing for indemnification by any Group Company, except for any such Contract that is entered into in the Ordinary Course of Business and is not material to any Group Company;

(xxv)        Contract that relates to the future disposition or acquisition by any Group Company of (x) any business (whether by merger, consolidation or other business combination, sale of securities, sale of assets or otherwise) or (y) any material assets or properties, except for (i) any agreement related to the transactions contemplated hereby, (ii) any non-disclosure or similar agreement entered into in connection with the potential sale of the Company or (iii) any agreement for the purchase or sale of inventory in the Ordinary Course of Business;

(xxvi)      Contract that relates to any completed disposition or acquisition by any Group Company of (x) any business (whether by merger, consolidation or other business combination, sale of securities, sale of assets or otherwise) or (y) any material assets or properties, in each case, entered into or consummated after December 31, 2020, other than sales of inventory in the Ordinary Course of Business;

(xxvii)    Contract involving the payment of any earn-out or similar contingent payment on or after the Execution Date; and

(xxviii)  Contracts evidencing any Affiliated Transaction.

(b)          Each Contract listed on Section 3.9(a) of the Company Disclosure Schedules (each, a “Material Contract”) is in full force and effect and is Enforceable against the applicable Group Company party thereto and, to the Knowledge of the Company, against each other party thereto. The Company has delivered to, or made available for inspection by, the SPAC a complete and accurate copy of each Material Contract (including all exhibits thereto and all amendments, waivers or other changes thereto). With respect to all Material Contracts, none of the Group Companies or, to the Knowledge of the Company, any other party to any such Material Contract, is in breach thereof or default thereunder (or is alleged to be in breach or default thereunder) and there does not exist under any Material Contract any event or circumstance which, with the giving of notice or the lapse of time (or both), would constitute such a breach or default thereunder by any Group Company thereunder or, to the Knowledge of the Company, any other party to such Material Contract, in each case, except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole. During the last twelve (12) months, no Group Company has received any written or, to the Knowledge of the Company, oral claim or notice of material breach of or material default under any such Material Contract. To the Knowledge of the Company, no event has occurred, which individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any such Material Contract by any Group Company or, to the Knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both). During the last twelve (12) months, no Group Company has received written notice from any other party to any Material Contract that such party intends to terminate or not renew such Material Contract.

(c)             Section 3.9(c) of the Company Disclosure Schedules sets forth a complete and accurate list of the names of the Material Suppliers and the amount paid thereto by the Group Companies during the twelve (12) month period ended April 30, 2023. Since April 30, 2023, (i) no Material Supplier has cancelled, terminated or materially and adversely altered its relationship with any Group Company or, to the Knowledge of the Company, threatened to cancel, terminate or materially and adversely alter its relationship with any Group Company, and (ii) there have been no material disputes between any Group Company and any Material Supplier.

Section 3.10         Intellectual Property.

(a)           Section 3.10(a) of the Company Disclosure Schedules sets forth a complete and accurate list of each patented, issued or registered Intellectual Property and applications for the foregoing, in each case, which is owned by or filed in the name of a Group Company (collectively, “Company Registered IP”). All the Company Registered IP is subsisting, and to the Knowledge of the Company valid and enforceable. Each Group Company (i) is the sole and exclusive owner of all right, title and interest in and to all Owned Intellectual Property, and (ii) has sufficient rights pursuant to a valid and enforceable license to all other Intellectual Property used in, necessary for or developed for the operation of the business of the Group Companies as currently conducted, and, in each case of clauses (i) and (ii), free and clear of any Liens other than Permitted Liens. Neither the Company Registered IP nor the other Owned Intellectual Property is subject to any outstanding Order restricting the use, enforcement, disclosure or licensing thereof by such Group Company.

(b)            None of the Group Companies nor any of the former and current products, services or operations of the business of the Group Companies have, since the Lookback Date, infringed, misappropriated or otherwise violated, or currently infringe, misappropriate or otherwise violate, any Intellectual Property of any Person. No Group Company has, since the Lookback Date, received any written charge, complaint, claim, demand or notice alleging any such infringement, misappropriation or other violation (including any claim that such Group Company should license or refrain from using any Intellectual Property) or challenging the ownership, registration, validity or enforcement of any Company Registered IP or other Owned Intellectual Property. No Group Company has, since the Lookback Date, made, against a third party, any written charge, complaint, claim, demand or notice alleging any infringement, misappropriation or other violation (including any claim that such third party should license or refrain from using any Intellectual Property). To the Knowledge of the Company, no Person is infringing upon, misappropriating or otherwise violating any Company Registered IP or other Owned Intellectual Property. All Company Registered IP has been prosecuted in compliance with all applicable rules, policies and procedures of the applicable Governmental Entities, and all registration, maintenance and renewal fees due as of the Execution Date in connection with such Owned Intellectual Property have been paid and all documents, recordations and certificates in connection therewith required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the United States, the European Union or other applicable jurisdictions.

(c)           Each Group Company has taken commercially reasonable measures to protect the confidentiality of all of its Trade Secrets and any other confidential information owned by such Group Company, the value of which to such Group Company is contingent upon maintaining the confidentiality thereof. Except as required by applicable Law, no such material Trade Secret or material confidential information has been disclosed by any Group Company to any Person other than to Persons subject to a legally recognized duty of confidentiality or pursuant to a written agreement restricting the disclosure and use of such Trade Secrets or confidential information by such Person. Each Person who has participated in the authorship, conception, creation, reduction to practice or development of any Intellectual Property for any Group Company has assigned (pursuant to a present grant of assignment) all right, title and interest in and to such Intellectual Property to a Group Company by a valid written assignment or by operation of law. To the Knowledge of the Company, no Person is in violation of any such confidentiality or Intellectual Property assignment agreement.

(d)           The transactions contemplated by this Agreement shall not impair any right, title or interest of any Group Company in or to any Intellectual Property, and immediately subsequent to the Closing, all the Intellectual Property used in, necessary for or developed for the operation of the business of the Group Companies (as presently conducted) will be owned by, licensed to or available for use by the applicable Group Companies on terms and conditions identical to those under which the applicable Group Companies owned, licensed or used the Intellectual Property immediately prior to the Closing, without the payment of any additional amounts or consideration. All Company Registered IP and other Owned Intellectual Property is, and, immediately following the Closing, will be, fully transferable, alienable and licensable by the applicable Group Companies.

Section 3.11        Information Supplied. The information supplied or to be supplied by or on behalf of the Group Companies for inclusion or incorporation by reference in the Registration Statement/Proxy Statement shall not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein (a) not misleading at the time the Registration Statement/Proxy Statement is declared effective by the SEC; and (b) not misleading, in light of the circumstances in which they are made, at the time of the SPAC Special Meeting (subject, in each case, to the qualifications and limitations set forth in the materials provided by or on behalf of the Group Companies or that are included in such filings and/or mailings); provided, that, for the avoidance of doubt, no warranty or representation is made by any of the Group Companies with respect to statements made or incorporated by reference in the Registration Statement/Proxy Statement (or any amendment or supplement thereto) based on information supplied by any of the SPAC Parties or any other party or any of their respective Affiliates for inclusion therein.

Section 3.12         Litigation. Except as set forth in Section 3.12 of the Company Disclosure Schedules, there have not been, since the Lookback Date, and there are no, material Proceedings or Orders (including those brought or threatened by or before any Governmental Entity) pending or, to the Knowledge of the Company, threatened against any Group Company or any of their respective properties at Law or in equity, or, to the Knowledge of the Company, any director, officer or employee of any Group Company in their capacities as such or related to the business of the Group Companies. There are no Proceedings pending, initiated or threatened by any Group Company against any other Person, and since the Lookback Date there have not been any such Proceedings.

Section 3.13         Brokerage. Except for fees (including a good faith estimate of the amounts due and payable assuming the Closing occurs) set forth on Section 3.13 of the Company Disclosure Schedules (which fees shall, subject to Section 6.11, be the sole responsibility of the Company), no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates for which the Company has any obligation.

Section 3.14         Labor Matters.

(a)           The Group Companies have delivered to the SPAC Parties a complete list of all employees and individual consultants of each of the Group Companies as of April 30, 2023, and, as applicable, their respective (i) name or employee number, (ii) classification as exempt or non-exempt under the Fair Labor Standards Act or analogous state laws, (iii) job title, (iv) leave status (including type of leave and anticipated return date), (v) employing entity, (vi) full-time or part time status, (vii) job location and (viii) compensation (i.e., current annual base salary, wage rate or fee (as applicable) and current target bonus and commission opportunity, if any). To the Knowledge of the Company, all employees of the Group Companies are legally permitted to be employed by the Group Companies in the United States. Except as would not reasonably be expected to result in material Liabilities to the Group Companies, no freelancer, consultant or other contracting party treated as self-employed whose services the Group Companies use or have used can effectively claim the existence of an employment relationship with one of the Group Companies.

(b)           No Group Company is a party to or bound by any CBA, and no employees of the Group Companies are represented by any labor union, works council, trade union, employee organization or other labor organization with respect to their employment with the Group Companies. In the past three (3) years, no labor union or other labor organization, or group of employees of any Group Company, has made a demand for recognition or certification, and there are no representation or certification proceedings presently pending or, to the Knowledge of the Company, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. To the Knowledge of the Company, there are no ongoing or threatened union organizing activities with respect to employees of any Group Company and, to the Knowledge of the Company, no such activities have occurred or been threatened in the past five (5) years. Since the Lookback Date, there have been no actual or, to the Knowledge of the Company, threatened unfair labor practice charges, material labor grievances, strikes, walkouts, work stoppages, slowdowns, picketing, hand billing, material labor arbitrations or other material labor disputes arising under a CBA or against or affecting any Group Company. The Group Companies have no notice, information, bargaining, consent or consultation obligations owed to any of their employees or any labor union, labor organization or works council or other employee representative, which is representing any employee of the Group Companies, in connection with the execution of this Agreement or the consummation of the transactions contemplated hereby.

(c)           The Group Companies are and, since the Lookback Date, have been in compliance in all material respects with all applicable Laws relating to labor, employment and employment practices, including provisions thereof relating to terms and conditions of employment, wages and hours, classification (including employee and independent contractor classification and the proper classification of employees as exempt employees and nonexempt employees under the Fair Labor Standards Act and applicable state and local Laws), equal opportunity, employment harassment, discrimination or retaliation, restrictive covenants, pay transparency, disability rights or benefits, maternity benefits, accessibility, pay equity, workers’ compensation, affirmative action, COVID-19, collective bargaining, workplace health and safety, immigration (including the completion of Forms I-9 for all applicable employees and the proper confirmation of employee visas), whistleblowing, equal opportunity, plant closures and layoffs (including the WARN Act), employee trainings and notices, labor relations, employee leave issues, paid time off, unemployment insurance and the payment of social security, employee provident fund and other Taxes.

(d)           There are no material Proceedings pending or, to the Knowledge of the Company, threatened against any Group Company with respect to or by any current or former employee or individual independent contractor of any of the Group Companies, or other worker providing services to any Group Company.

(e)           Since the Lookback Date, none of the Group Companies has implemented any plant closing or layoff of employees triggering notice requirements under the WARN Act, nor is there presently any outstanding Liability under the WARN Act, and no such plant closings or employee layoffs are currently planned or announced.

(f)            Except as would not reasonably be expected to result in material Liabilities to any Group Company, since the Lookback Date, (i) each of the Group Companies has withheld all amounts required by Law or by agreement to be withheld from the wages, salaries and other payments to their employees; (ii) no Group Company has been liable for any arrears of wages, compensation, Taxes, penalties or other sums; (iii) each of the Group Companies has timely paid in full (or properly accrued) to all of their current or former employees and individual independent contractors all wages, salaries, wage premiums, commissions, bonuses, severance and termination payments, fees, expense reimbursements, benefits and other compensation due and payable to or on behalf of such current or former employees or individual independent contractors; and (iv) each individual who has provided or is currently providing services to any Group Company, and has been classified and treated as (x) an independent contractor, consultant, leased employee or other non-employee service provider or (y) an exempt employee, has been properly classified and treated as such for purposes of all applicable Laws, including relating to wage and hour and Tax. None of the Group Companies has material Liability for any delinquent payment to any trust or other fund or to any Governmental Entity with respect to unemployment compensation benefits, social security or other benefits or obligations for any Group Company personnel (other than routine payments to be made in the Ordinary Course of Business).

(g)           To the Knowledge of the Company, no senior executive or employee, with annualized base compensation at or above $100,000, of any Group Company has provided notice of any intention to terminate his or her relationship with any Group Company within the first twelve (12) months following the Closing.

(h)           To the Knowledge of the Company, no current or former employee, independent contractor or other individual service provider of any Group Company is in any material respect in violation of any term of any employment agreement, consulting agreement, confidentiality agreement, invention assignment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation owed to (i) any Group Company or (ii) any third party with respect to such person’s right to be employed or engaged by a Group Company.

(i)            Since the Lookback Date, there have not been any Proceedings initiated, filed or, to the Knowledge of the Company, threatened against any Group Company related to sexual harassment, sexual misconduct, other harassment, discrimination, retaliation or any material policy violation, by or against any current or former director, officer, employee, contractor, agent or individual service provider of any Group Company, and each Group Company has promptly and thoroughly investigated, and taken reasonable corrective action with respect to, any allegations of sexual harassment, sexual misconduct, other harassment, discrimination, retaliation or material policy violation, by or against any current or former director, officer, employee, contractor, agent or individual service provider of such Group Company. The Group Companies do not reasonably expect any material Liabilities with respect to any such allegations or Proceedings.

(j)            The Group Companies have not experienced any material employment-related Liability with respect to COVID-19.

Section 3.15         Employee Benefit Plans.

(a)           Section 3.15(a) of the Company Disclosure Schedules sets forth a list of each Company Employee Benefit Plan, other than offer letters setting forth the terms of at-will employment that are substantially in the form provided to the SPAC prior to the Execution Date and set forth on Section 3.15(a) of the Company Disclosure Schedules, and providing for no severance, change in control or similar or other material payments or benefits. With respect to each Company Employee Benefit Plan, the Company has made available to the SPAC true and complete copies of, as applicable, (i) the current plan document (and all amendments thereto), (ii) the most recent summary plan description (with all summaries of material modifications thereto), (iii) the most recent determination, advisory or opinion letter received from the Internal Revenue Service (the “IRS”), (iv) the most recent actuarial valuation report, (v) all related insurance Contracts, trust agreements or other funding arrangements and (vi) all non-routine correspondence with any Governmental Entity.

(b)           (i) No Company Employee Benefit Plan provides, and no Group Company has any Liability to provide, retiree, post-ownership or post-termination health or life insurance or any other retiree, post-ownership or post-termination welfare-type benefits to any Person other than as required under Section 4980B of the Code or any similar state Law and for which the covered Person pays the full cost of coverage, (ii) no Company Employee Benefit Plan is, and no Group Company sponsors, maintains or contributes to (or is required to contribute to), or has any Liability (including on account of an ERISA Affiliate) under or with respect to, a “defined benefit plan” (as defined in Section 3(35) of ERISA) or a plan that is or was subject to Title IV of ERISA or Section 412 or 430 of the Code, and (iii) no Group Company contributes to or has any obligation to contribute to, or has any Liability (including on account of an ERISA Affiliate) under or with respect to, any “multiemployer plan”, as defined in Section 3(37) of ERISA. No Company Employee Benefit Plan is (x) a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 210 of ERISA or (y) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA). No Group Company has any, or is reasonably expected to have any, Liability under Title IV of ERISA or on account of being considered a single employer under Section 414 of the Code with any other Person.

(c)           Each Company Employee Benefit Plan that is (or has been) intended to be qualified within the meaning of Section 401(a) of the Code has timely received, or may rely upon, a current favorable determination or advisory or opinion letter from the IRS and nothing has occurred that would reasonably be expected to cause the loss of the tax qualified status or to adversely affect the qualification of such Company Employee Benefit Plan. Except as set forth on Section 3.15(c)(i) of the Company Disclosure Schedules, each Company Employee Benefit Plan has been established, operated, maintained, funded and administered in accordance in all material respects with its respective terms and in compliance in all material respects with all applicable Laws, including ERISA and the Code. Neither the Company nor any employee, officer or director of the Company has engaged in any “prohibited transactions” within the meaning of Section 4975 of the Code or Section 406 or Section 407 of ERISA that are not otherwise exempt under Section 408 of ERISA and no breaches of fiduciary duty (as determined under ERISA) have occurred with respect to any Company Employee Benefit Plan, and, to the Knowledge of the Company, no service provider to any Company Employee Benefit Plan, has caused any “prohibited transactions” within the meaning of Section 4975 of the Code or Section 406 or Section 407 of ERISA that are not otherwise exempt under Section 408 of ERISA. There is no claim or Proceeding (other than routine and uncontested claims for benefits) pending or, to the Knowledge of the Company, threatened with respect to any Company Employee Benefit Plan or against the assets of any Company Employee Benefit Plan. Except as set forth on Section 3.15(c)(ii) of the Company Disclosure Schedules, the Group Companies have complied in all material respects with the requirements of the Patient Protection and Affordable Care Act, including the Health Care and Education Reconciliation Act of 2010 (the “ACA”), and none of the Group Companies has incurred (whether or not assessed) any penalty or Tax under the ACA (including with respect to the reporting requirements under Sections 6055 and 6056 of the Code, as applicable) or under Section 4980H, 4980B or 4980D of the Code. With respect to each Company Employee Benefit Plan, all contributions, distributions, reimbursements and premium payments that are due have been timely made in accordance with the terms of such Company Employee Benefit Plan and in compliance with the requirements of applicable Law, and all contributions, distributions, reimbursements and premium payments for any period ending on or before the Closing Date that are not yet due have been made or properly accrued.

(d)           Except as set forth on Section 3.15(d) of the Company Disclosure Schedules, neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated hereby, alone or together with any other event could, directly or indirectly, be reasonably expected to (i) result in any compensation or benefit becoming due or payable, or required to be provided, to any current or former officer, employee, director or individual independent contractor of the Group Companies under a Company Employee Benefit Plan or otherwise, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any current or former officer, employee, director, individual independent contractor or other individual service provider of the Group Companies under a Company Employee Benefit Plan or otherwise, (iii) result in the acceleration of the time of payment, vesting or funding or forfeiture of any such benefit or compensation under a Company Employee Benefit Plan or otherwise, (iv) result in the forgiveness, in whole or in part, of any outstanding loans made by the Group Companies to any current or former officer, employee, director, individual independent contractor or other individual service provider of the Group Companies or (v) limit or restrict the Group Companies’ or the SPAC’s ability to merge, amend or terminate any Company Employee Benefit Plan.

(e)           Each Company Employee Benefit Plan or other arrangement that is, in any part, a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been documented, operated and maintained in compliance with Section 409A of the Code and applicable guidance thereunder in all material respects. No Person has any current or contingent right against the Group Companies to be grossed up for, reimbursed for or otherwise indemnified or made whole for any Tax incurred by such Person, including under Sections 409A or 4999 of the Code or otherwise.

(f)            Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated hereby could, either alone or in conjunction with any other event, reasonably be expected to result in the payment or provision of any amount or benefit that could, individually or in combination with any other amount or benefit, constitute a “parachute payment” (as defined in Section 280G(b)(2) of the Code).

(g)           Section 3.15(a) of the Company Disclosure Schedules sets forth as of the Execution Date all of the Company Group’s obligations with respect to any unpaid and accrued bonuses, severance and deferred compensation, whether or not accrued or funded (including deferred compensation payable as deferred purchase price).

Section 3.16         Insurance. As of the Execution Date, the Group Companies maintain property, casualty, workers’ compensation, professional lines, fidelity and other insurance with insurance carriers against operational risks and risks to the assets, properties and employees of the Group Companies with respect to the policy year that includes the Execution Date (the “Insurance Policies”). Each Insurance Policy is Enforceable against the applicable Group Company and no written notice of cancellation or termination has been received by any Group Company with respect to any such Insurance Policy. All premiums due under such policies have been paid in accordance with the terms of each such Insurance Policy. No Group Company is in material breach or material default under, nor has it taken any action or failed to take any action which, with notice or the lapse of time, or both, would constitute a material breach or material default under, or permit a material increase in premium, cancellation, material reduction in coverage, material denial or non-renewal with respect to any Insurance Policy. During the twelve (12) months prior to the Execution Date, there have been no material claims by or with respect to the Group Companies under any Insurance Policy as to which coverage has been denied by the underwriters of such Insurance Policy.

Section 3.17         Compliance with Laws; Permits.

(a)           (i) Each Group Company is and, since the Lookback Date, has been in compliance in all material respects with all Laws and Orders applicable to the conduct of the Group Companies and (ii) since the Lookback Date, no Group Company has received any written or, to the Company’s Knowledge, oral notice from any Person alleging a material violation of or noncompliance with any such Laws or Orders.

(b)           Each Group Company holds all material permits, licenses, registrations, approvals, consents, accreditations, waivers, exemptions, variances, certificates and authorizations of, or granted by, any Governmental Entity required under Law for the ownership and use of its assets and properties or the conduct of its business as currently conducted (collectively, “Permits”), and is in compliance with all terms and conditions of such Permits, except where the failure to have such Permits or be in compliance with the terms and conditions thereof would not be reasonably expected to result in a Material Adverse Effect. All of such Permits are valid and in full force and effect and none of such Permits will be terminated as a result of the consummation of the transactions contemplated hereby. No Group Company is in material default under any such Permit and no condition exists that, with the giving of notice or lapse of time or both, would be reasonably expected to constitute a material default under such Permit, and no Proceeding is pending or threatened in writing, to suspend, revoke, withdraw, modify or limit any such Permit in a manner that has had or would reasonably be expected to have a material impact on the ability of the applicable Group Company to use such Permit or conduct its business as presently conducted. Each such Permit will continue in full force and effect immediately following Closing.

Section 3.18         Environmental Matters. (a) Each Group Company is, and since the Lookback Date, has been, in compliance in all material respects with all Environmental Laws, which compliance includes and has included obtaining, maintaining and complying with any Permits required by Environmental Law; (b) (i) no Group Company has received any notice or Order regarding any material violation of, or material Liabilities under, any Environmental Laws, in each case, unless fully resolved, and (ii) there are no pending or, to the Knowledge of the Company, threatened Proceedings against any of the Group Companies relating to a material violation of, or material Liabilities under, any Environmental Law; (c) no Group Company has used, generated, manufactured, distributed, sold, treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, released, exposed any Person to or owned, leased or operated any property or facility contaminated by, any Hazardous Materials, that has resulted in or would reasonably be expected to result in material Liability to any of the Group Companies under applicable Environmental Laws; and (d) no Group Company has assumed, undertaken or become subject to any material Liability of any other Person, or provided an indemnity with respect to any material Liability, in each case, under Environmental Laws. The Group Companies have provided to the SPAC true and correct copies of all environmental, health and safety assessments, reports and audits and all other material environmental, health and safety documents relating to any of the Group Companies or their current or former properties, facilities or operations, that, in each case, are in the Group Companies’ possession or reasonable control.

Section 3.19         Title to and Sufficiency of Assets. Each Group Company has sole and exclusive, good and marketable title to, or, in the case of leased or subleased assets, an Enforceable leasehold interest in, or, in the case of licensed assets, a valid license in, all of its material, personal property assets, properties, rights and interests (whether real or personal), free and clear of all Liens other than Permitted Liens (collectively, the “Assets”). The Assets constitute all of the material assets, properties, rights and interests necessary to conduct the business of the Group Companies immediately after the Closing, in all material respects, as it has been operated for the twelve (12) months prior to the Execution Date.

Section 3.20         Affiliate Transactions. Except (a) for employment relationships entered into and compensation and benefits provided, in each case, in the Ordinary Course of Business, (b) for Contracts entered into after the Execution Date that are either permitted pursuant to Section 5.1 or entered into in accordance with Section 5.1, or (c) as set forth in Section 3.20 of the Company Disclosure Schedules, (x) there are no Contracts (except for the Governing Documents) between any of the Group Companies, on the one hand, and any Interested Party or any “immediate family” member (as such term is defined in Rule 16a-1 of the Exchange Act) of an Interested Party, on the other hand, and (y) no Interested Party or any “immediate family” member (as such term is defined in Rule 16a-1 of the Exchange Act) of an Interested Party (i) owes any amount to any Group Company, (ii) owns any property or right, tangible or intangible, that is used by any Group Company or (iii) to the Knowledge of the Company, owns any direct or indirect interest of any kind in, or controls or is a director, officer, employee, shareholder, partner or member of, or consultant to, or lender to or borrower from, or has the right to participate in the profits of, any Person which is a competitor, supplier or landlord of any Group Company (other than in connection with ownership of less than two percent (2%) of the stock of a publicly traded company) (such transactions or arrangements described in clauses (x) and (y), “Affiliated Transactions”).

Section 3.21         Trade & Anti-Corruption Compliance.

(a)           Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any of their respective directors, officers, managers or employees or any agent or third party representative acting on behalf of the Company of any of its Subsidiaries, is or has been, in the last five (5) years, a Sanctioned Person. Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any of their respective directors, officers, managers or employees or any agent or third party representative acting on behalf of the Company of any of its Subsidiaries, is or has been, in the last five (5) years: (i) operating in, conducting business with or otherwise engaging in dealings or transactions with or for the benefit of any Sanctioned Person or in any Sanctioned Country, in either case, in violation of applicable Sanctions in connection with the business of the Company; (ii) engaging in any export, re-export, transfer or provision of any goods, software, technology, data or service without, or exceeding the scope of, any required or applicable licenses or authorizations under applicable Laws; or (iii) otherwise in violation of (A) any applicable Sanctions or (B) any applicable Law or U.S. anti-boycott requirements (together “Trade Controls”), in each case, in connection with the business of the Company.

(b)           In the last five (5) years, in connection with or relating to the business of the Company, neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any of the directors, officers, managers or employees of the Company or any agent or third party representative acting on behalf of the Company or any of its Subsidiaries: (i) has made, authorized, solicited or received any bribe or any unlawful rebate, payoff, influence payment or kickback, (ii) has established or maintained, or is maintaining, any unlawful fund of corporate monies or properties that violates applicable Anti-Corruption Laws, (iii) has used or is using any corporate funds for any illegal contributions, gifts, entertainment, hospitality, travel or other unlawful expenses, or (iv) has, directly or indirectly, made, offered, authorized, facilitated, received or promised to make or receive, any payment, contribution, gift, entertainment, bribe, rebate, kickback, financial or other advantage, or anything else of value, regardless of form or amount, to or from any Governmental Entity or any other Person, in each case, in violation of applicable Anti-Corruption Laws.

(c)           As of the Execution Date, there are no, and since the Lookback Date there have been no, Proceedings or Orders alleging any such violation of any Trade Controls or Anti-Corruption Laws by or on behalf of any Group Company.

Section 3.22         Data Protection.

(a)           Except as set forth in Section 3.22 of the Company Disclosure Schedules, at all times since the Lookback Date, the Company and each of its Affiliates (i) has been in compliance with all Data Privacy and Security Requirements in all material respects, and (ii) has not been subject to any regulatory audits or investigations by any Governmental Entity relating to Data Privacy and Security Requirements. The Company and each of its Affiliates has taken commercially reasonable steps designed to ensure that all Personal Information in its possession and control is protected against unauthorized loss, access, use, modification, disclosure or other use or misuse, and there has been no alleged, suspected or actual Security Incident or other loss, theft or unauthorized access to or misuse of any Personal Information, and no Group Company has provided, or been required to provide, any Security Incident notification to any data subject or Governmental Entity regarding Personal Information.

(b)           The Group Companies have a valid and legal right (whether contractually, by Law or otherwise) to access or use all material Personal Information and material business data processed by or on behalf of the Group Companies in connection with the use and/or operation of their products, services and business. Neither the Company nor any of its Affiliates has received any written requests, complaints or objections to its collection or use of Personal Information from any data protection authority or any other third party (including data subjects). No individual has been awarded compensation from the Company or any of its Affiliates for a violation of any Data Privacy and Security Requirements, and no written claim for such compensation is outstanding.

(c)           Neither the Company nor any of its Affiliates “sells” any Personal Information as such term is defined under applicable Data Privacy and Security Requirements, except in a manner that complies with the applicable Data Privacy and Security Requirements. The execution, delivery and performance of this Agreement by the Group Companies and the consummation by the Group Companies of the transactions contemplated herein comply, in all material respects with all Data Privacy and Security Requirements and other applicable contractual commitments related to the privacy and security of Personal Information to which the Company or any of its Affiliates are bound.

Section 3.23         Information Technology.

(a)           The IT Systems and all Proprietary Software: (i) are in sufficiently good working order and operate and perform in accordance with their respective documentation and functional specifications in all material respects and otherwise as required by the Company or any of its Affiliates and are sufficient for the operation of their respective businesses as currently conducted, including as to capacity, scalability, and ability to meet current and anticipated peak volumes in a timely manner and (ii) are free from any “back door”, “drop dead device”, “time bomb”, “Trojan horse”, “virus”, “ransomware” or “worm” (as such terms are commonly understood in the software industry) or other malicious code that would be reasonably expected to have a material impact on the Company and its Subsidiaries.

(b)           The Company and each of its Affiliates has implemented with respect to its IT Systems commercially reasonable backup, security and disaster recovery technology consistent with generally accepted industry practices. The Company and each of its Affiliates has taken commercially reasonable steps (i) to protect the confidentiality, integrity, accessibility and security of the IT Systems from any theft, corruption, loss or unauthorized use, access, interruption or modification by any Person and (ii) to protect the IT Systems from any bugs, viruses, malware or other harmful, disabling or disruptive code, routine or process.

(c)           Since the Lookback Date there has been no alleged, suspected or actual Security Incident or unauthorized access to the IT Systems and, with respect to any of the IT Systems, there has not been any failure, breakdown, continued substandard performance or other adverse event affecting any IT Systems that have caused a material disruption or interruption in or to the use thereof or in or to the conduct of the business of the Company or each of its Affiliates that has not been remedied or replaced in all material respects.

Section 3.24         Unpaid Company Expenses. Section 3.24 of the Company Disclosure Schedules sets forth a complete and accurate list of the Unpaid Company Expenses (a) due and owing as of the Execution Date and (b) expected to be due and owing as of the Closing (as estimated in good faith by the Company as of the Execution Date), including, for each item on such list, the dollar amount thereof.

Section 3.25        No Other Representations and Warranties. EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE III (INCLUDING THE RELATED PORTIONS OF THE COMPANY DISCLOSURE SCHEDULES), THE ANCILLARY AGREEMENTS TO WHICH THE COMPANY IS A PARTY AND ANY CERTIFICATES DELIVERED BY THE COMPANY PURSUANT TO THE TERMS HEREOF OR THEREOF, NEITHER THE COMPANY NOR ANY AFFILIATE THEREOF HAS MADE OR MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF ANY OF THE GROUP COMPANIES OR THEIR RESPECTIVE BUSINESSES, INCLUDING WITH RESPECT TO (A) MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, (B) ACCURACY AND COMPLETENESS OF ANY INFORMATION PROVIDED OR MADE AVAILABLE TO ANY SPAC PARTY OR ANY OF ITS REPRESENTATIVES OR AFFILIATES (INCLUDING, FOR THIS PURPOSE, ANY INFORMATION, DOCUMENTS OR MATERIAL PROVIDED OR MADE AVAILABLE TO ANY SPAC PARTY OR ANY OF ITS REPRESENTATIVES OR AFFILIATES IN ANY DATA ROOM, MANAGEMENT PRESENTATION OR THE LIKE) AND (C) ANY ESTIMATES, PROJECTIONS OR OTHER FORECASTS AND PLANS, AND ANY SUCH OTHER REPRESENTATIONS AND WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED TO THE EXTENT ANY SUCH REPRESENTATION OR WARRANTY IS NOT EXPRESSLY SET FORTH IN THIS ARTICLE III (INCLUDING THE RELATED PORTIONS OF THE COMPANY DISCLOSURE SCHEDULES), THE ANCILLARY AGREEMENTS TO WHICH THE COMPANY IS A PARTY OR ANY CERTIFICATES DELIVERED BY THE COMPANY PURSUANT TO THE TERMS HEREOF OR THEREOF. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, NOTHING IN THIS SECTION 3.25 SHALL LIMIT ANY CLAIM OR CAUSE OF ACTION (OR RECOVERY IN CONNECTION THEREWITH) WITH RESPECT TO FRAUD (AS DEFINED HEREIN).

Article IV
REPRESENTATIONS AND WARRANTIES OF THE SPAC PARTIES

As an inducement to the Company to enter into this Agreement and consummate the transactions contemplated hereby, except as set forth in the applicable section of the SPAC Disclosure Schedules or as disclosed in the SPAC SEC Documents (that are publicly available and that have been filed by the SPAC with the SEC between the period beginning on January 1, 2023 and ending at least five (5) Business Days prior to the Execution Date (excluding exhibits and disclosures referred to in “Forward-Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements)) (provided that it is reasonably apparent on the face of the language disclosed in such SPAC SEC Documents that such disclosure is applicable to a Section of this Article IV), each of the SPAC Parties hereby represents and warrants to the Company as follows: (i) as of the Execution Date (except as to any representations and warranties that specifically relate to an earlier date, in which case, such representations and warranties were true and correct as of such earlier date) and (ii) with respect to the representations and warranties contained in Section 4.1 and Section 4.2, also as of the Initial Amendment Date and the Amendment Date:

Section 4.1           Organization; Authority; Enforceability.

(a)           Each of the SPAC and Merger Sub is a corporation and is duly incorporated, validly existing and in good standing under the Laws of the State of Delaware.

(b)           The SPAC Parties have all the requisite corporate power and authority to own, lease and operate their respective assets and properties and to carry on their respective businesses as presently conducted in all respects.

(c)           Each SPAC Party is duly qualified, licensed or registered to do business under the Laws of each jurisdiction in which the conduct of its business or location of its assets and/or properties makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to be material to the SPAC Parties, taken as a whole.

(d)           No SPAC Party is in violation of any of its Governing Documents. No SPAC Party is the subject of any bankruptcy, dissolution, liquidation, reorganization or similar proceeding.

(e)           Each SPAC Party has the requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is or will be a party and to perform its obligations hereunder and thereunder, and, subject to the receipt of the Required Vote approving the Required SPAC Stockholder Voting Matters, to consummate the Transactions. The execution, delivery and performance of this Agreement and the Ancillary Agreements and, subject to the receipt of the Required Vote approving the Required SPAC Stockholder Voting Matters, the consummation of the Transactions, have been duly authorized by all necessary corporate actions, as applicable, including by the SPAC Board and the board of directors of Merger Sub. This Agreement has been (and each of the Ancillary Agreements to which any SPAC Party is or will be a party is or will be) duly executed and delivered by such SPAC Party and are or will be Enforceable against such SPAC Party. No other corporate actions on the part of any SPAC Party, except for the Required Vote approving the Required SPAC Stockholder Voting Matters, are necessary to approve and authorize the execution, delivery or performance of this Agreement and the Ancillary Agreements or the consummation of the Transactions.

(f)            A correct and complete copy of the Governing Documents of the SPAC, as in effect on the Execution Date, are filed as (i) Exhibit 3.1 to the SPAC’s Form 8-K filed with the SEC on January 24, 2022, as amended with an amendment filed as Exhibit 10.11 to the SPAC’s Form 8-K filed with the SEC on April 21, 2023, and (ii) Exhibit 3.4 to the Form S-1 filed with the SEC on August 6, 2021.

Section 4.2           Non-contravention. Subject to the receipt of the Required Vote approving the Required SPAC Stockholder Voting Matters and assuming the truth and accuracy of the Company’s representations and warranties contained in Section 3.1(a), none of the execution, delivery and performance of this Agreement or any Ancillary Agreement nor the consummation of the Transactions will (a) conflict with or result in any breach of any provision of the Governing Documents of the SPAC or Merger Sub; (b) other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) compliance with and filings under the HSR Act and (iii) the filing with the SEC of (A) the Registration Statement/Proxy Statement and the declaration of the effectiveness thereof by the SEC, and (B) such reports under Section 13(a) or Section 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Agreements or the Transactions, require any filing with, or the obtaining of any consent or approval of, any Governmental Entity; (c) result in a violation of or a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, mortgage, other evidence of Indebtedness, guarantee, license agreement, lease or other Contract to which any SPAC Party is a party or by which any SPAC Party or any of its assets may be bound; (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of any SPAC Party; or (e) except for violations which would not prevent or delay the consummation of the transactions contemplated hereby, violate any Law, Order or Lien applicable to any SPAC Party, excluding from the foregoing clauses (b), (c), (d) such requirements, violations or defaults which would not reasonably be expected to be material to the SPAC Parties, taken as a whole, or materially affect any SPAC Parties’ ability to perform its obligations under this Agreement and the Ancillary Agreements or to consummate the transactions hereby or thereby.

Section 4.3           Litigation. There is no, and since each SPAC Party’s incorporation or formation, there has not been any, Proceedings or Orders (including those brought or threatened by or before any Governmental Entity) pending, or to the Knowledge of the SPAC, threatened against any SPAC Party or any of their respective properties at Law or in equity, that if decided or resolved would be material to the SPAC, taken as a whole. There are no Proceedings pending, initiated or threatened by any SPAC Party against any other Person, and there have never been any such Proceedings.

Section 4.4           Brokerage. Except for fees (including a good faith estimate of the amounts due and payable assuming the Closing occurs) set forth on Section 4.4 of the SPAC Disclosure Schedules (which fees shall be the sole responsibility of the SPAC), no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the SPAC or any of its Affiliates for which any SPAC Party has any obligation.

Section 4.5           Business Activities.

(a)           Since its formation, no SPAC Party has conducted any business activities other than activities directed toward the accomplishment of the SPAC’s initial public offering and a Business Combination. Except as set forth in the Governing Documents of the SPAC, there is no Contract, commitment or Order binding upon any SPAC Party or to which any SPAC Party is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of any of the SPAC Parties or any acquisition of property by any of the SPAC Parties or the conduct of business by any of the SPAC Parties after the Closing.

(b)           Except for this Agreement and the Transactions, no SPAC Party has any interests, rights, obligations or Liabilities with respect to, and no SPAC Party is party to, bound by or has its assets or property subject to, in each case, whether directly or indirectly, any Contract or transaction which is, or could reasonably be interpreted as constituting, a Business Combination. Other than as set forth in this Agreement, no SPAC Party has, directly or indirectly (whether by merger, consolidation or otherwise), acquired, purchased, leased or licensed (or agreed to acquire, purchase, lease or license) any business, corporation, partnership, association or other business organization or division or part thereof.

(c)           No SPAC Party has any Liabilities of any nature whatsoever, other than (i) Liabilities expressly set forth in or reserved against in the balance sheet of the SPAC as of April 30, 2023, which is attached to Section 4.5(c) of the SPAC Disclosure Schedules (the “SPAC Balance Sheet”); (ii) Liabilities arising under this Agreement, the Ancillary Agreements to which any SPAC Party is a party or the performance by the SPAC Parties of their respective obligations hereunder or thereunder; (iii) Liabilities which have arisen after the date of the applicable SPAC Balance Sheet in the Ordinary Course of Business (none of which results from, arises out of or was caused by any breach of warranty or Contract, infringement or violation of Law): and (iv) Liabilities for fees, costs and expenses for advisors, vendors and Affiliates of the SPAC Parties or the Sponsor, including with respect to legal, accounting or other advisors incurred by any of the SPAC Parties or the Sponsor in connection with the Transactions.

(d)           Since their respective dates of incorporation or formation, each SPAC Party has conducted its business in the Ordinary Course of Business.

Section 4.6           Compliance with Laws. Each of the SPAC Parties is, and has been since its incorporation or formation date, in compliance in all respects with all Laws and Orders applicable to the conduct of such SPAC Party and no SPAC Party has received any written or oral notices from any Governmental Entity or any other Person alleging a violation of or noncompliance with any such Laws or Orders, or alleging a violation of or noncompliance with any SPAC Party’s material permits, licenses, registrations, approvals, consents, accreditations, waivers, exemptions, variances, certificates or authorizations of, or granted by, any Governmental Entity required under Law for the conduct of its business as currently conducted, except as would not have a material adverse effect on the SPAC Parties, taken as a whole.

Section 4.7           Organization of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions and, other than as a result of the entry into this Agreement, has not conducted any business activities and has no assets or Liabilities other than those incidental to its formation.

Section 4.8           Tax Matters.

(a)           All Income Tax Returns and other material Tax Returns required to be filed by or with respect to each SPAC Party have been timely filed with the appropriate Governmental Entity pursuant to applicable Laws (taking into account any validly obtained extension of time within which to file). All Income Tax Returns and other material Tax Returns filed by or with respect to each of the SPAC Parties are true, complete and correct in all material respects and have been prepared in material compliance with all applicable Laws. Each SPAC Party has timely paid all material amounts of Taxes due and payable by it (whether or not shown as due and payable on any Tax Return) to the appropriate Governmental Entity. Each SPAC Party has timely and properly withheld and paid to the applicable Governmental Entity all material amounts of Taxes required to have been withheld and paid by it in connection with any amounts paid or owing to any employee, independent contractor, creditor, equityholder or other third party, and has otherwise complied in all material respects with all applicable Laws relating to such withholding and payment of Taxes. Each SPAC Party has complied in all material respects with all applicable Laws relating to the payment of stamp duties and the reporting and payment of sales, use, ad valorem and value added Taxes.

(b)           No written claim has been made by a Taxing Authority in a jurisdiction where a SPAC Party does not file a particular type of Tax Return, or pay a particular type of Tax, that such SPAC Party is or may be subject to taxation of that type by, or required to file that type of Tax Return in, that jurisdiction. The Income Tax Returns made available by the SPAC to the Company reflect all of the jurisdictions in which any SPAC Party remits material Income Tax.

(c)           There is no Proceeding now being conducted, pending or threatened in writing (or, to the Knowledge of the SPAC, otherwise threatened) with respect to any Taxes or Tax Returns of or with respect to any SPAC Party. No SPAC Party has commenced a voluntary disclosure proceeding in any jurisdiction that has not been fully resolved or settled. All material deficiencies for Taxes asserted or assessed in writing against any SPAC Party have been fully and timely (taking into account applicable extensions) paid, settled or withdrawn, and, to the Knowledge of the SPAC, no such deficiency has been or is currently threatened or proposed against any SPAC Party.

(d)           No SPAC Party has agreed to (or has had agreed to on its behalf) any extension or waiver of the statute of limitations applicable to any Tax or Tax Return, or any extension of time with respect to a period of Tax collection, assessment or deficiency, which period (after giving effect to such extension or waiver) has not yet expired, and no request for any such waiver or extension is currently pending. No SPAC Party is the beneficiary of any extension of time (other than an automatic extension of time not requiring the consent of the applicable Governmental Entity) within which to file any Tax Return not previously filed. No private letter ruling, administrative relief, technical advice, request for a change of any method of accounting or other similar ruling or request has been granted or issued by, or is pending with, any Governmental Entity that relates to the Taxes or Tax Returns of any SPAC Party. No power of attorney granted by any SPAC Party with respect to any Taxes is currently in force.

(e)           No SPAC Party has been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of U.S. state or local or non-U.S. Tax Law).

(f)           The SPAC is (and has been for its entire existence) properly treated as a subchapter C corporation for U.S. federal and all applicable state and local Income Tax purposes. Each Subsidiary of the SPAC is (and has been for its entire existence) properly treated for U.S. federal and all applicable state and local Income Tax purposes as the type of entity set forth opposite its name in Section 4.8(f) of the SPAC Disclosure Schedules. No election has been made (or is pending) to change any of the foregoing.

(g)           No SPAC Party will be required to include any material item of income, or exclude any material item of deduction, for any period after the Closing Date (determined with and without regard to the transactions contemplated hereby) as a result of: (i) an installment sale transaction occurring on or before the Closing Date governed by Section 453 of the Code (or any similar provision of state, local or non-U.S. Laws); (ii) a transaction occurring on or before the Closing Date reported as an open transaction for U.S. federal Income Tax purposes (or any similar doctrine under state, local or non-U.S. Laws); (iii) any prepaid amounts received or paid on or prior to the Closing Date or deferred revenue realized, accrued or received on or prior to the Closing Date, in each case, outside of the Ordinary Course of Business; (iv) a change in method of accounting made under Code Section 481(c) (or any corresponding or similar provision of any applicable state or local Tax Law) with respect to a Pre-Closing Tax Period that occurs or was requested on or prior to the Closing Date (or as a result of an impermissible method used in a Pre-Closing Tax Period); (v) an agreement entered into with any Governmental Entity (including a “closing agreement” under Code Section 7121) on or prior to the Closing Date; or (vi) an intercompany transaction occurring or any excess loss account existing on or prior to the Closing Date, in each case, described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or non-U.S. Laws). No SPAC Party uses the cash method of accounting for Income Tax purposes or will be required to make any payment after the Latest Balance Sheet Date as a result of an election under Section 965 of the Code (or any similar provision of state, local or non-U.S. Laws). No SPAC Party is party to or bound by any closing agreement or similar agreement with any Taxing Authority, the terms of which would have an effect on any SPAC Party after the Latest Balance Sheet Date.

(h)           There is no Lien for Taxes on any of the assets of any SPAC Party, other than Liens for Taxes not yet due and payable or that may hereafter be paid without penalty.

(i)            No SPAC Party has ever been a member of any Affiliated Group (other than an Affiliated Group the common parent of which is a SPAC Party). No SPAC Party has any actual or potential liability for Taxes of any other Person (other than any SPAC Party) as a result of Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Laws), successor liability, transferee liability, joint or several liability, by Contract, by operation of Law or otherwise (other than pursuant to an Ordinary Course Tax Sharing Agreement). No SPAC Party is party to or bound by any Tax Sharing Agreement, except for any Ordinary Course Tax Sharing Agreement.

(j)            Other than with respect to other U.S. states and localities, no SPAC Party (i) has or has had in the last five (5) years an office, permanent establishment, branch, agency or taxable presence outside the jurisdiction of its organization (other than such jurisdictions with respect to which such SPAC Party has filed Income Tax Returns) or (ii) is or has been in the last five (5) years a resident for Tax purposes in any jurisdiction outside the jurisdiction of its organization (other than such jurisdictions with respect to which such SPAC Party has filed Income Tax Returns).

(k)           No SPAC Party has been, in the past two (2) years, a party to a transaction reported or intended to qualify as a reorganization under Code Section 368. No SPAC Party has distributed Equity Interests of another Person, or has had its Equity Interests distributed by another Person, in a transaction that was governed, or intended or reported to be governed, in whole or in part by Section 355 or Section 361 of the Code in the past two (2) years or that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Code Section 355(e)) that includes the transactions contemplated hereby.

(l)            To the Knowledge of the SPAC, there are no facts or circumstances that could reasonably be expected to prevent, impair or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(m)          Section 4.8(k) of the SPAC Disclosure Schedules sets forth the applicable fair market value and dates of all repurchases and/or issuances of stock (as described in Code Section 4501) consummated (or which will be consummated) by a SPAC Party from January 1, 2023 through the Execution Date.

Section 4.9           SPAC Capitalization.

(a)           Section 4.9(a) of the SPAC Disclosure Schedules sets forth the authorized and outstanding Equity Interests of each of the SPAC and Merger Sub (including the number and class or series (as applicable) of such Equity Interests) as of the Execution Date. The Equity Interests set forth on Section 4.9(a) of the SPAC Disclosure Schedules comprise all of the authorized capital stock or other Equity Interests of each of the SPAC and Merger Sub that are issued and outstanding, in each case, as of the Execution Date.

(b)           As of the Execution Date, except as set forth on Section 4.9(b) of the SPAC Disclosure Schedules:

(i)                  there are no outstanding options, warrants, Contracts, calls, puts, rights to subscribe, convertible securities, distribution interest, phantom equity, equity-based performance interest, profit participation, restricted Equity Interest, other equity-based compensation award, equity appreciation rights, conversion rights or other similar rights to which any SPAC Party is a party or which are binding upon any SPAC Party, or any agreement, arrangement or commitment of any character, whether or not contingent, of any SPAC Party, providing for the offer, issuance or sale, repurchase, acquisition, redemption, exchange, conversion, voting, transfer, disposition or acquisition of any of its Equity Interests (other than this Agreement), or any right to make an investment in any other Person (other than this Agreement);

(ii)                 no SPAC Party is subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any Equity Interests, either of itself or of another Person (other than the SPAC Share Redemption);

(iii)                no SPAC Party is a party to any voting trust, proxy or other agreement or understanding with respect to the voting of any of its Equity Interests;

(iv)                there are no contractual equityholder preemptive or similar rights, rights of first refusal, rights of first offer or registration rights in respect of the Equity Interests of any SPAC Party;

(v)                 there are no outstanding bonds, debentures, notes or other debtor obligations, the holders of which have the right to vote (or convertible into or exchangeable or exercisable for securities having the right to vote) with holders of Equity Interests of any SPAC Party on any matter; and

(vi)               no SPAC Party has violated any applicable securities Laws or any preemptive or similar rights created by Law, Governing Document or Contract to which any SPAC Party is a party (or by which it is bound) in connection with the offer, sale, issuance or allotment of any of its Equity Interests.

(c)           All of the Equity Interests of each SPAC Party (i) were issued in compliance with all applicable Laws, (ii) have been duly authorized and validly issued, and (iii) were not issued in breach or violation of any Contract, preemptive rights, call options, rights of first refusal, rights of first offer, subscription rights, transfer restrictions or similar rights of any Person (other than Securities Liens) or applicable Law.

(d)           The SPAC New Common Shares (and any other Equity Interests of the SPAC) to be issued to the holders of the Company’s Equity Interests pursuant to this Agreement will, upon issuance and delivery of the same to such holders of the Company’s Equity Interests at the Closing, (i) be duly authorized and validly issued, and fully paid and nonassessable, (ii) be issued in compliance with applicable Law, (iii) not be issued in breach or violation of any preemptive rights (or similar rights) created by Law, Governing Documents or Contract, and (iv) be issued to holders of the Company’s Equity Interests such that such holders hold such SPAC New Common Shares (and any other Equity Interests of the SPAC) with good and valid title, free and clear of any Liens other than (I) Securities Liens, (II) any restrictions set forth in the Governing Documents of the SPAC, the Sponsor Letter Agreement or the Security Holder Support Agreement, or as otherwise agreed in writing by any such holder and (III) the provisions of Section 2.10 and Section 2.11.

(e)           Except for the Equity Interests that the SPAC holds in Merger Sub, which constitute one hundred percent (100%) of Merger Sub’s issued and outstanding Equity Interests, the SPAC does not hold any direct or indirect Equity Interests, participation or voting rights or other investment (whether debt, equity or otherwise) in any Person (including any Contract in the nature of a voting trust or similar agreement or understanding). Merger Sub does not hold any direct or indirect Equity Interests, participation or voting rights or other investment (whether debt, equity or otherwise) in any Person (including any Contract in the nature of a voting trust or similar agreement or understanding).

(f)            As of the Execution Date, no SPAC Party has any obligations with respect to or under any Indebtedness.

Section 4.10         Information Supplied; Registration Statement/Proxy Statement. The information supplied or to be supplied by or on behalf of the SPAC Parties for inclusion or incorporation by reference in the Registration Statement/Proxy Statement shall not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein (a) not misleading at the time the Registration Statement/Proxy Statement is declared effective by the SEC; and (b) not misleading, in light of the circumstances in which they are made, at the time of the SPAC Special Meeting (subject, in each case, to the qualifications and limitations set forth in the materials provided by or on behalf of the SPAC Parties or that are included in such filings and/or mailings); provided, that, for the avoidance of doubt, no warranty or representation is made by any of the SPAC Parties with respect to statements made or incorporated by reference in the Registration Statement/Proxy Statement (or any amendment or supplement thereto) based on information supplied by any of the Group Companies or any other party or any of their respective Affiliates for inclusion therein. Assuming the assuming the truth and accuracy of the information provided by or on behalf of the Group Companies for inclusion therein, the Registration Statement/Proxy Statement will, at the time it is mailed to the SPAC Stockholders, comply in all material respects with the applicable requirements of the Exchange Act and the rules and regulations of the SEC thereunder applicable to the Registration Statement/Proxy Statement.

Section 4.11        Trust Account. As of the Execution Date, the SPAC has at least $41,600,000 (the “Trust Amount”) in the Trust Account, with such funds invested in United States government securities, in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940 or in cash and held in trust by the Trustee pursuant to the Trust Agreement. The Trust Agreement is in full force and effect and is Enforceable against the SPAC. Except as set forth in Section 4.11 of the SPAC Disclosure Schedules, the Trust Agreement has not been terminated, repudiated, rescinded, amended, supplemented or modified, in any respect by the SPAC or the Trustee, and no such termination, repudiation, rescission, amendment, supplement or modification is contemplated by the SPAC. The SPAC is not a party to or bound by any side letters with respect to the Trust Agreement or (except for the Trust Agreement) any Contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would (a) cause the description of the Trust Agreement in the SPAC SEC Documents to be inaccurate in any material respect or (b) entitle any Person (other than (i) the SPAC Stockholders who shall have exercised their respective rights to participate in the SPAC Share Redemption, (ii) the underwriters of the SPAC’s initial public offering, who are entitled to a deferred underwriting discount and (iii) the SPAC, with respect to income earned on the proceeds in the Trust Account to cover any of its Tax obligations and up to $100,000 of interest on such proceeds to pay dissolution expenses) to any portion of the proceeds in the Trust Account. There are no Proceedings (or, to the Knowledge of the SPAC, investigations) pending or, to the Knowledge of the SPAC, threatened with respect to the Trust Account.

Section 4.12         SPAC SEC Documents; Financial Statements; Controls.

(a)           The SPAC has timely filed or furnished all SPAC SEC Documents required to be filed or furnished by it with the SEC pursuant to the Securities Act or the Exchange Act, as applicable, since the consummation of the initial public offering of the SPAC’s securities. As of their respective dates, each of the SPAC SEC Documents (including all financial statements included therein and all documents incorporated by reference therein, other than exhibits) complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to each such SPAC SEC Document (including, as applicable, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder). None of (i) the SPAC SEC Documents contained, when filed or, if amended prior to the Execution Date, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or (ii) any other SPAC SEC Documents, submitted after the Execution Date and prior to the Closing will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. All SPAC SEC Documents submitted after the Execution Date and prior to the Closing will comply in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to each such SPAC SEC Document (including, as applicable, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder). There are no outstanding or unresolved comments in comment letters received from the SEC with respect to any of the SPAC SEC Documents. To the Knowledge of the SPAC, as of the Execution Date, neither the SEC nor any other Governmental Entity is conducting any investigation or review of any SPAC SEC Document. No notice of any SEC review or investigation of any SPAC Party or any of the SPAC SEC Documents has been received by any SPAC Party. Since the consummation of the initial public offering of the SPAC, all comment letters received by the SPAC from the SEC or the staff thereof, and all responses to such comment letters filed by or on behalf of the SPAC, are publicly available on the SEC’s EDGAR website.

(b)           The SPAC SEC Documents contain true and complete copies of the SPAC’s financial statements. Each of the financial statements of the SPAC included in the SPAC SEC Documents, including all notes and schedules thereto, complied in all material respects, when filed or, if amended, as of the date of such amendment, with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable) with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the Exchange Act), in the case of audited financials, were audited in accordance with the standards of the PCAOB and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments that are not material) the financial position of the SPAC, as of their respective dates and the results of operations and the cash flows of the SPAC for the periods presented therein.

(c)           The books of account and other financial records of each SPAC Party have been kept accurately in all material respects in the Ordinary Course of Business, the transactions entered therein represent bona fide transactions and the revenues, expenses, assets and liabilities of each SPAC Party have been properly recorded therein in all material respects. The SPAC has devised and maintains Internal Controls sufficient to provide reasonable assurance (i) that its transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP, consistently applied, and to maintain accountability for its assets, (ii) that its transactions are executed only in accordance with the authorization of the SPAC’s management, (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the SPAC’s properties or assets, and (iv) that the amount recorded for assets on the books and records of the SPAC is compared with the existing assets thereof at reasonable intervals and appropriate action is taken with respect to any difference.

(d)           None of the SPAC, its independent accountant or board of directors (or the audit committee thereof) have identified or been made aware of any (i) “significant deficiency” in the Internal Controls of any SPAC Party, (ii) “material weakness” in the Internal Controls of any SPAC Party, (iii) fraud, whether or not material, that involves any SPAC Party’s management or other employees who have a role in the Internal Controls of any SPAC Party or (iv) complaints regarding a violation of accounting procedures, internal accounting controls or auditing matters, including from employees of any SPAC Party regarding questionable accounting, auditing or legal compliance matters. The Company acknowledges that any restatement, revision or other modification of the SPAC SEC Documents or the SPAC’s financial statements solely as a result of any agreements, orders, comments or other guidance from the staff of the SEC regarding the accounting policies of the SPAC that are generally applicable to special purpose acquisition companies shall not be deemed material for the purposes of this Agreement.

(e)           Since the consummation of the initial public offering of the SPAC’s securities, the SPAC has timely filed all certifications and statements required by (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (ii) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any SPAC SEC Document. Each such certification is correct and complete. The SPAC maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act, and such controls and procedures are reasonably designed to ensure that all material information concerning the SPAC is made known on a timely basis to the individuals responsible for the preparation of the SPAC’s SEC filings. As used in this Section 4.12, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(f)            The SPAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

Section 4.13        Listing. Since its initial public offering, the SPAC has complied, and is currently in compliance, in all material respects with all applicable listing and corporate governance rules and regulations of the New York Stock Exchange. The classes of securities representing issued and outstanding SPAC Shares and SPAC Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the New York Stock Exchange. There is no Proceeding or investigation pending or, to the Knowledge of the SPAC, threatened against the SPAC by the New York Stock Exchange or the SEC with respect to any intention by such entity to deregister any of the SPAC Public Securities or prohibit or terminate the listing of any of the SPAC Public Securities on the New York Stock Exchange. No SPAC Party has taken any action that would reasonably be likely to result in the termination of the registration of any of the SPAC Public Securities under the Exchange Act or the termination or suspension of the listing or trading of any of the SPAC Public Securities on the New York Stock Exchange, other than in connection with the Transaction (but in any event, subject to the satisfaction of the condition set forth in Section 9.1(d)). No SPAC Party has received any written or, to the Knowledge of the SPAC, oral deficiency notice from the New York Stock Exchange relating to the continued listing requirements of any of the SPAC Public Securities.

Section 4.14         Investment Company; Emerging Growth Company. The SPAC is not an “investment company” within the meaning of the Investment Company Act of 1940. The SPAC constitutes an “emerging growth company” within the meaning of the JOBS Act and a “smaller reporting company” under the Exchange Act.

Section 4.15        Inspections; SPAC’s Representations. The SPAC is an informed and sophisticated purchaser, and has engaged advisors, experienced in the evaluation and investment in businesses such as the Group Companies’ business. The SPAC has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement (as applicable). The SPAC agrees to engage in the transactions contemplated by this Agreement based upon, and has relied on, its own inspection and examination of the Group Companies’ business and on the accuracy of the representations and warranties of the Company set forth in (a) Article III, (b) any Ancillary Agreements to which the Company is a party or (c) any certificate delivered by the Company pursuant to this Agreement, and disclaims reliance upon any express or implied representations or warranties of any nature made by any of the Group Companies or any of their respective Affiliates or representatives, except for those set forth in (i) Article III, (ii) any Ancillary Agreements to which the Company is a party or (iii) any certificate delivered by the Company pursuant to this Agreement. Notwithstanding the foregoing or anything else in this Agreement, claims or allegations arising from or relating to Fraud on the part of the Company shall not be subject to this Section 4.15.

Section 4.16         Related Person Transactions. Other than the private placement of securities in connection with the SPAC’s initial public offering, there are no transactions or Contracts, or series of related transactions or Contracts, between the Sponsor or any of its Affiliates, on the one hand, and any SPAC Party, any officer, director, manager or Affiliate of any SPAC Party or, to the Knowledge of the SPAC, any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC that has not been disclosed by the SPAC in the SPAC SEC Documents.

Section 4.17         Employees. Each of SPAC and Merger Sub has no (and has not at any point had any) employees on its payroll, and has not retained any individual independent contractors, other than consultants and advisors in the Ordinary Course of Business. Other than reimbursement of any out-of-pocket expenses incurred by the SPAC’s officers and directors in connection with activities on the SPAC’s behalf in an aggregate amount not in excess of the amount of cash held by the SPAC outside of the Trust Account, no SPAC Party has any unsatisfied liability with respect to any such officer or director. Each of the SPAC and Merger Sub has not, at any time, maintained, sponsored or contributed to any employee benefit plan. Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or upon the occurrence of any additional or subsequent events or the passage of time) will (a) cause any compensatory payment or benefit, including any retention, bonus, fee, distribution, remuneration or other compensation payable to any Person who is or has been an employee of or independent contractor to any SPAC Party (other than fees paid to consultants, advisors, placement agents or underwriters engaged by the SPAC in connection with its initial public offering or this Agreement and the Transactions), to increase or become due to any such Person, or (b) result in forgiveness of any Indebtedness. The consummation of the Transactions could not reasonably be expected to be the direct or indirect cause of any amount paid or payable by the SPAC or Merger Sub to any employee, officer, director or individual consultant or advisor of the SPAC and/or Merger Sub being characterized as an “excess parachute payment” under Section 280G of the Code.

Section 4.18         Insurance. Except for directors’ and officers’ liability insurance maintained by the SPAC, no SPAC Party maintains any insurance policies. With respect to the SPAC’s directors’ and officers’ liability insurance, the policy relating thereto is Enforceable against the SPAC and no written notice of cancellation or termination has been received by any SPAC Party with respect to such policy. All premiums due under such policy have been paid in accordance with the terms of such policy. The SPAC is not in breach or default under, nor has it taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute a breach or default under, or permit an increase in premium, cancellation, reduction in coverage, denial or non-renewal with respect to such policy. During the twelve (12) months prior to the Execution Date, there have been no claims by or with respect to any SPAC Party under any insurance policy as to which coverage has been denied or disputed in any respect by any of the underwriters of such insurance policy.

Section 4.19         Agreements; Contracts and Commitments.

(a)           Section 4.19(a) of the SPAC Disclosure Schedules sets forth a true, correct and complete list of each “material contract” (as such term is defined in Regulation S-K of the SEC) to which the SPAC or Merger Sub is party, including such Contracts by and between the SPAC or Merger Sub, on the one hand, and any director, officer, stockholder or Affiliate of any such Person (the “SPAC Material Contracts”), on the other hand.

(b)           Neither any SPAC Party nor, to the Knowledge of the SPAC, any other party thereto is in breach of or in default under, and no event has occurred which, with notice or lapse of time or both, would become a breach of or default under, any SPAC Material Contract.

(c)           Each of the SPAC Material Contracts is in full force and effect and is Enforceable against the applicable SPAC Party that is party thereto and, to the Knowledge of the SPAC, against each other party thereto. The SPAC has delivered to, or made available for inspection by, the Company a complete and accurate copy of each SPAC Material Contract (including all exhibits thereto and all amendments, waivers or other changes thereto). With respect to all SPAC Material Contracts, none of the SPAC Parties or, to the Knowledge of the SPAC, any other party to any such SPAC Material Contract, is in breach thereof or default thereunder (or is alleged to be in breach or default thereunder) and there does not exist under any SPAC Material Contract any event or circumstance which, with the giving of notice or the lapse of time (or both), would constitute such a breach or default thereunder by any SPAC Party thereunder or, to the Knowledge of the SPAC, any other party to such SPAC Material Contract. During the last twelve (12) months, no SPAC Party has received any written, or to the Knowledge of the SPAC, oral claim or notice of breach of or default under any SPAC Material Contract. To the Knowledge of the SPAC, no event has occurred, which individually or together with other events, would reasonably be expected to result in a breach of or a default under any such SPAC Material Contract by any SPAC Party or, to the Knowledge of the SPAC, any other party thereto (in each case, with or without notice or lapse of time or both). During the last twelve (12) months, no SPAC Party has received written notice from any other party to any SPAC Material Contract that such party intends to terminate or not renew any SPAC Material Contract.

(d)           As of the Execution Date, no SPAC Party is party to any Working Capital Loan.

Section 4.20         Unpaid SPAC Expenses. Section 4.20 of the SPAC Disclosure Schedules sets forth a complete and accurate list of the Unpaid SPAC Expenses (i) incurred on or following May 1, 2023 and due and owing as of the Execution Date and (ii) expected to be due and owing as of the Closing (as estimated in good faith by the SPAC as of the Execution Date), including, for each item on such list, the dollar amount thereof.

Section 4.21        Extension Amendment. Without limiting the generality of any of the representations and warranties of any of the SPAC Parties contained herein, the Extension Amendment: (a) was duly authorized by all necessary corporate actions of the SPAC; (b) did not (i) conflict with or result in any breach of any provision of any of the Governing Documents of the SPAC; (ii) other than the filing of the Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the SPAC, dated as of January 19, 2022, with the Secretary of State of the State of Delaware, require any filing with, or the obtaining of any consent or approval of, any Governmental Entity; (iii) result in a violation of or a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, mortgage, other evidence of Indebtedness, guarantee, license agreement, lease or other Contract to which any SPAC Party is a party or by which any SPAC Party or any of its assets may be bound; (iv) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of any SPAC Party; or (v) violate any Law, Order or Lien applicable to any SPAC Party; (c) was effected in compliance in all respects with all Laws, Orders, permits, licenses, registrations, approvals, consents, accreditations, waivers, exemptions, variances, certificates and/or authorizations of, or granted by, any Governmental Entity required under Law; and (d) was effected in compliance in all respects with all applicable listing and corporate governance rules and regulations of the Stock Exchange.

Section 4.22        Opinion of Financial Advisor. The board of directors of the SPAC has received the opinion of Scalar, LLC (the “Fairness Opinion”) to the effect that, as of the date of such opinion and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered in connection with the preparation thereof as set forth therein, the Transaction Share Consideration to be received by the Company Stockholders in the Merger is fair from a financial point of view to the holders of SPAC Class A Shares. The SPAC made available to the Company for informational purposes and on a non-reliance basis, a signed copy of the Fairness Opinion as soon as possible following the Execution Date.

Section 4.23        No Other Representations and Warranties. EACH SPAC PARTY, ON BEHALF OF ITSELF AND ITS AFFILIATES, INCLUDING THE SPONSOR, HEREBY ACKNOWLEDGES AND AGREES THAT, NOTWITHSTANDING ANY PROVISION OF THIS AGREEMENT TO THE CONTRARY, (A) EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY THE COMPANY IN ARTICLE III, THE ANCILLARY AGREEMENTS TO WHICH THE COMPANY IS A PARTY AND ANY CERTIFICATES DELIVERED BY THE COMPANY PURSUANT TO THE TERMS HEREOF OR THEREOF, NO GROUP COMPANY OR AFFILIATE THEREOF NOR ANY OTHER PERSON MAKES ANY REPRESENTATION OR WARRANTY WITH RESPECT TO ANY OF THE GROUP COMPANIES OR ANY OTHER PERSON OR ENTITY OR THEIR RESPECTIVE BUSINESSES, OPERATIONS, ASSETS, LIABILITIES, CONDITION (FINANCIAL OR OTHERWISE) OR PROSPECTS, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO ANY OF THE SPAC PARTIES, THE SPONSOR OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OF ANY DOCUMENTATION, FORECASTS, PROJECTIONS OR OTHER INFORMATION WITH RESPECT TO ANY ONE (1) OR MORE OF THE FOREGOING, AND (B) NONE OF THE SPAC PARTIES NOR ANY OF THEIR RESPECTIVE AFFILIATES, INCLUDING THE SPONSOR, RELIED ON ANY REPRESENTATION OR WARRANTY FROM OR ANY OTHER INFORMATION PROVIDED BY ANY GROUP COMPANY OR ANY AFFILIATE THEREOF, INCLUDING ANY COMPANY STOCKHOLDER. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY THE COMPANY IN ARTICLE III, THE ANCILLARY AGREEMENTS TO WHICH THE COMPANY IS A PARTY OR ANY CERTIFICATES DELIVERED BY THE COMPANY PURSUANT TO THE TERMS HEREOF OR THEREOF, ALL OTHER REPRESENTATIONS AND WARRANTIES, WHETHER EXPRESS OR IMPLIED, ARE EXPRESSLY DISCLAIMED BY THE COMPANY. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, NOTHING IN THIS SECTION 4.23 SHALL LIMIT ANY CLAIM OR CAUSE OF ACTION (OR RECOVERY IN CONNECTION THEREWITH) WITH RESPECT TO FRAUD (AS DEFINED HEREIN).

Article V
COVENANTS RELATING TO THE CONDUCT OF THE GROUP COMPANIES AND THE SPAC PARTIES

Section 5.1           Interim Operating Covenants of the Group Companies. From and after the Execution Date until the earlier of the date this Agreement is terminated in accordance with Article X and the Effective Time (such period, the “Pre-Closing Period”):

(a)           the Company shall, and the Company shall cause the other Group Companies to, (i) conduct and operate their respective business in the Ordinary Course of Business and (ii) use commercially reasonable efforts to maintain intact their respective businesses in all material respects and preserve their respective relationships with material suppliers, distributors and others with whom such Group Company has a material business relationship, except, in each case, (x) with the prior written consent of the SPAC (which shall not be unreasonably withheld, conditioned or delayed); (y) as expressly required by applicable Law or expressly contemplated pursuant to the terms hereof or the terms of any Ancillary Agreement, or (z) as set forth on Section 5.1(a) of the Company Disclosure Schedules; and

(b)           without limiting Section 5.1(a), except (i) with the prior written consent of the SPAC (such consent not to be unreasonably withheld, conditioned or delayed); (ii) as expressly required by applicable Law or expressly contemplated pursuant to the terms hereof or the terms of any Ancillary Agreement; or (iii) as set forth on Section 5.1(b) of the Company Disclosure Schedules, the Company shall not and shall cause the Company Subsidiaries not to:

(i)                  (A) amend or otherwise modify any of its Governing Documents (including by merger, consolidation or otherwise), or (B) amend, waive or otherwise modify any of the Convertible Notes Amendments, the Cohen Warrant Amendment or the Leon Warrant Amendment;

(ii)                 except as may be required by Law, GAAP or any Governmental Entity with competent jurisdiction, make any material change in its financial or tax accounting methods, principles or practices (or change an annual accounting period thereof);

(iii)                make, change or revoke any election relating to Taxes, enter into any agreement, settlement or compromise with any Taxing Authority relating to any material amount of Taxes, abandon or fail to diligently conduct any material audit, examination or other Proceeding in respect of a material amount of Taxes, make any request for a private letter ruling, administrative relief, technical advice, change of any method of accounting or other similar request with a Taxing Authority, file any amendment of any Income Tax Return or other material Tax Return, fail to timely file (taking into account valid extensions) any Income Tax Return or other material Tax Return required to be filed, file any Tax Return in a manner inconsistent with the past practices of the Group Companies, fail to pay any material amount of Tax as it becomes due, consent to any extension or waiver of the statutory period of limitations applicable to any material Tax or material Tax Return, enter into any Tax Sharing Agreement (other than an Ordinary Course Tax Sharing Agreement), surrender any right to claim any refund of a material amount of Taxes or take any action, or fail to take any action, which action or failure to act prevents, impairs or impedes, or could reasonably be expected to prevent, impair or impede, the Intended Tax Treatment;

(iv)                (A) issue or sell, or authorize to issue or sell, any membership interests, shares of its capital stock or any other Equity Interests, as applicable, except (x) in connection with the Company Preferred Conversion, the conversion of any Company Warrant or Convertible Note, a Permitted Equity Financing or the Bridge Financing, in each case pursuant to their terms as of the Execution Date or the terms and conditions of this Agreement, as applicable, or (y) issuances of Company Common Shares pursuant to the exercise of Company Options in accordance with the terms and conditions of the applicable grant agreement and the applicable Company Equity Plan in effect as of the Execution Date, or (B) issue or sell, or authorize to issue or sell, any securities convertible into or exchangeable for, or options, warrants or rights to purchase or subscribe for, or enter into any Contract with respect to the issuance or sale of, any shares of its membership interests, capital stock or any other Equity Interests, except Company Options granted to service providers other than the Key Individual in the Ordinary Course of Business;

(v)                 declare, set aside or pay any dividend or make any other distribution other than the payment of cash dividends or cash distributions to another Group Company;

(vi)                split, combine, redeem or reclassify, or purchase or otherwise acquire, any membership interests, shares of its capital stock or any other Equity Interests, as applicable;

(vii)               (x) incur, assume, guarantee or otherwise become liable or responsible for (whether directly, contingently or otherwise) any Indebtedness; (y) make any loans, advances or capital contributions to, or investments in, any Person or (z) amend or modify any of its Indebtedness, as applicable, except for, in each of the foregoing cases, (1) additional borrowings permitted under the Silverview Credit Facility that are less than the Indebtedness Threshold and (2) additional furniture, fixtures and equipment loans relating to any Group Company locations;

(viii)             cancel or forgive any Indebtedness owed to any Group Company;

(ix)                make any capital expenditure or incur any Liabilities in connection therewith, except for expenditures made in the Ordinary Course of Business;

(x)                  make or effect any material amendment or termination (other than an expiration in accordance with the terms thereof) of any Material Contract or enter into any Contract that, if entered into prior to the Execution Date, would be a Material Contract, in each case, other than in the Ordinary Course of Business;

(xi)                enter into, renew, modify or revise any Affiliated Transaction, as applicable, other than those that will be terminated at Closing;

(xii)               sell, lease, license, assign, transfer, permit to lapse, abandon or otherwise dispose of any of its properties or tangible assets that are, with respect to the Company or any other Group Company, material to the businesses of the Group Companies, except in the Ordinary Course of Business;

(xiii)              sell, lease, license, sublicense, assign, transfer, permit to lapse, abandon or otherwise dispose of or encumber any rights under or with respect to any Intellectual Property, except for non-exclusive licenses granted in the Ordinary Course of Business, or disclose any Confidential Information or Trade Secret to any Person except pursuant to a written agreement entered into in the Ordinary Course of Business requiring that Person to maintain the confidentiality of, and preserving all rights of the applicable Group Company in, such Confidential Information or Trade Secret;

(xiv)              adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(xv)               grant or otherwise create, or consent to the creation of, any Lien (other than a Permitted Lien) on any of its material assets or Leased Real Property, other than in connection with any Indebtedness permitted by clause (vii) above;

(xvi)              fail to maintain in full force and effect any Insurance Policies or allow any coverage thereunder to be materially reduced, except as replaced by a substantially similar insurance policy;

(xvii)             make, increase, decrease, accelerate (with respect to funding, payment or vesting) or grant any base salary, base wages, bonus opportunity, equity or equity-based award or other compensation or employee benefits other than (A) in the Ordinary Course of Business, (B) as required by applicable Law or pursuant to a Company Employee Benefit Plan as in effect on the Execution Date that has been provided to the SPAC prior to the Execution Date and set forth on Section 3.15(a) of the Company Disclosure Schedules or (C) entering into any Company Employee Benefit Plan with any employee or other individual service provider hired, engaged or promoted by any of the Group Companies following the Execution Date in the Ordinary Course of Business; provided, that the Company shall not and shall cause the Company Subsidiaries not to take any action otherwise permitted by clauses (A) in its entirety with respect to the Key Individual, clause (B) (pursuant to a Company Employee Benefit Plan with respect to the Key Individual) and clause (C) (with respect to promotion of the Key Individual);

(xviii)            pay or promise to pay, grant or fund, accelerate (with respect to payment or vesting) or announce the grant or award of any retention, sale, change-in-control or other similar bonus, severance or similar compensation or benefits, in each case, other than as required pursuant to applicable Law or a Company Employee Benefit Plan as in effect on the Execution Date that has been provided to the SPAC prior to the Execution Date and is set forth on Section 3.15(a) of the Company Disclosure Schedules;

(xix)               other than as required by applicable Law, as typically carried out in the Ordinary Course of Business or as required for the annual insurance renewal for health and/or welfare benefits, establish, modify, amend, terminate, enter into, commence participation in or adopt any Company Employee Benefit Plan or any benefit or compensation plan, program, policy, agreement or arrangement that would be a Company Employee Benefit Plan if in effect on the Execution Date; provided, that the Company shall not and shall cause the Company Subsidiaries not to enter into, commence participation in or adopt any Company Employee Benefit Plan or any benefit or compensation plan, program, policy, agreement or arrangement that would be a Company Employee Benefit Plan if in effect on the Execution Date with respect to the Key Individual, solely to the extent that the Key Individual is treated in a disproportionate manner relative to all other employees of the Company;

(xx)               hire or engage (other than to fill a vacancy), furlough, temporarily lay off or terminate (other than for cause) any individual with total annual compensation in excess of $250,000;

(xxi)               except as required by applicable Law, negotiate, modify, extend, terminate or enter into any CBA or recognize or certify any labor union, labor organization, works council or group of employees as the bargaining representative for any employees of any Group Company;

(xxii)              implement or announce any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that would trigger notice or other obligations under the WARN Act;

(xxiii)            waive or release any non-competition, non-solicitation, non-disclosure, non-interference, non-disparagement or other restrictive covenant obligation of any current or former employee or independent contractor or enter into any agreement that restricts the ability of the Group Companies, as applicable, to engage or compete in any line of business in any respect material to any business of the Group Companies, as applicable;

(xxiv)            buy, purchase or otherwise acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than (A) inventory and supplies in the Ordinary Course of Business or (B) other assets in an amount not to exceed $50,000 individually or $100,000 in the aggregate;

(xxv)             enter into any new line of business;

(xxvi)            make any material change to any of its cash management practices, including materially deviating from or materially altering any of its practices, policies or procedures in paying accounts payable or collecting accounts receivable;

(xxvii)           amend, extend, renew, terminate or modify, in any material respect (excluding extensions, amendments and renewals effectuated in the Ordinary Course of Business), any Material Lease or enter into any new lease, sublease, license or other agreement for the use or occupancy of any real property (other than, in each case, entering into, amending, modifying or revising of leases for future locations of one or more Group Companies on terms substantially consistent with market standard terms); or

(xxviii)          agree to or authorize or commit in writing to do any of the foregoing.

(c)           Nothing contained herein shall be deemed to give any of the SPAC Parties, directly or indirectly, the right to control or direct any Group Company or any operations of any Group Company prior to the Closing. Prior to the Closing, the Group Companies shall exercise, consistent with the terms and conditions hereof, control over their respective businesses and operations.

Section 5.2            Interim Operating Covenants of the SPAC.

(a)           During the Pre-Closing Period, except (i) with the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), (ii) as expressly required by this Agreement or by any Ancillary Agreement or (iii) as set forth on Section 5.2(a)(1) of the SPAC Disclosure Schedules, each SPAC Party shall conduct and operate its business in the Ordinary Course of Business and, without limiting the foregoing, except (x) with the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed); (y) as expressly required hereby or by any Ancillary Agreement; or (z) as set forth on Section 5.2(a)(2) of the SPAC Disclosure Schedules, no SPAC Party shall:

(i)                  amend or otherwise modify any of its Governing Documents or any of the SPAC Ancillary Documents or the Trust Agreement (in each case, including by merger, consolidation or otherwise);

(ii)                 withdraw any of the Trust Amount, other than as expressly permitted by the Governing Documents of the SPAC or the Trust Agreement;

(iii)                other than in connection with any subscription agreement to be entered into with PIPE Investors (in accordance with the terms hereof), issue or sell, or authorize to issue or sell, any Equity Interests, or any securities convertible into or exchangeable for, or options, warrants or rights to purchase or subscribe for, or enter into any Contract with respect to the issuance or sale of, any Equity Interests of any SPAC Party;

(iv)                other than in connection with the SPAC Share Redemption, declare, set aside or pay any dividend or make any other distribution or return of capital (whether in cash or in kind) to any of the equityholders of any SPAC Party;

(v)                 adjust, split, combine, consolidate, exchange, redeem (other than through a SPAC Share Redemption) or reclassify, or purchase or otherwise acquire, any of its Equity Interests, or otherwise change any of the SPAC Class A Shares or SPAC Class B Shares into a different number of units or shares or a different class of Equity Interests;

(vi)                (A) incur, assume, guarantee or otherwise become liable or responsible for (whether directly, contingently or otherwise) any Indebtedness for borrowed money, other than (x) drawing down additional Indebtedness under the existing terms of the Working Capital Loans in effect as of the Execution Date in order to finance working capital needs of the SPAC in accordance with their terms or (y) entering into new Working Capital Loans, in each case, on substantially similar terms as those in effect as of the Execution Date under the existing Working Capital Loans and in order to pay actual, documented, bona fide third party costs incurred by the SPAC in connection with the operation of the SPAC, (B) make any loans, advances or capital contributions to, or investments in, any Person or (C) amend or modify any of its Indebtedness;

(vii)               enter into, renew, modify or revise any Contract or transaction with the Sponsor, or otherwise enter into any transaction or Contract with the Sponsor or any of its Affiliates for the payment of finder’s fees, consulting fees, monies in respect of any payment of a loan or other compensation paid by any SPAC Party to the Sponsor, any of any SPAC Party’s officers or directors or any Affiliate of the Sponsor, for services rendered prior to, or for any services rendered in connection with, the consummation of the transactions contemplated hereby;

(viii)              enter into any new line of business;

(ix)                 adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(x)                  (x) acquire (including by merger, consolidation or acquisition of Equity Interests or assets or any other business combination) any corporation, partnership or other business organization or otherwise acquire any Equity Interests or material assets from any third party, (y) enter into any strategic joint venture, partnership or alliance with any other Person or (z) make any loan or advance or investment in any third party or initiate the start-up of any new business or joint venture or form any non-wholly owned Subsidiary;

(xi)                 change its jurisdiction of Tax residence;

(xii)               (x) hire any employee or (y) adopt or enter into any employee benefit plan (including granting or establishing any form of compensation or benefits to any current or former employee, officer, manager, director or other individual service provider of any SPAC Party (for the avoidance of doubt, other than consultants, advisors, including legal counsel or institutional service providers, engaged by the SPAC));

(xiii)               except as may be required by applicable Law, GAAP or any Governmental Entity with competent jurisdiction, or upon recommendation from its accountants or auditors, make any material change in its financial or tax accounting methods, principles or practices (or change an annual accounting period thereof);

(xiv)              make, change or revoke any election relating to Taxes, enter into any agreement, settlement or compromise with any Taxing Authority relating to any material amount of Taxes, abandon or fail to diligently conduct any material audit, examination or other Proceeding in respect of a material amount of Taxes, make any request for a private letter ruling, administrative relief, technical advice, change of any method of accounting or other similar request with a Taxing Authority, file any amendment of any Income Tax Return or other material Tax Return, fail to timely file (taking into account valid extensions) any Income Tax Return or other material Tax Return required to be filed, file any Tax Return in a manner inconsistent with its past practices, fail to pay any material amount of Tax as it becomes due, consent to any extension or waiver of the statutory period of limitations applicable to any material Tax or material Tax Return, enter into any Tax Sharing Agreement (other than an Ordinary Course Tax Sharing Agreement), surrender any right to claim any refund of a material amount of Taxes or take any action, or fail to take any action, which action or failure to act prevents, impairs or impedes, or could reasonably be expected to prevent, impair or impede, the Intended Tax Treatment;

(xv)               commit to making or make or incur any capital commitment or capital expenditure;

(xvi)              waive, release, assign, settle or compromise any pending or threatened Proceeding or any investigations or actions by any Governmental Entity under any federal or state Antitrust Laws that are threatened, initiated or continued before or after the expiration, or early termination, of the waiting period under the HSR Act or any other Antitrust Laws;

(xvii)             convert or agree to convert any Indebtedness (including Indebtedness pursuant to which any amount is owed to the Sponsor or any Affiliate thereof) into SPAC Warrants or other warrants; or

(xviii)            agree to or authorize or commit in writing to do any of the foregoing.

(b)           Nothing contained herein shall be deemed to give any Group Company, directly or indirectly, the right to control or direct any SPAC Party prior to the Closing. Prior to the Closing, the SPAC Parties shall exercise, consistent with the terms and conditions hereof, control over their business.

Article VI
PRE-CLOSING AGREEMENTS

Section 6.1           Reasonable Best Efforts; Further Assurances. Subject to the terms and conditions set forth herein, and to applicable Laws, during the Pre-Closing Period, the Parties shall cooperate and use their respective reasonable best efforts to take, or cause to be taken, all appropriate action (including executing and delivering any documents, certificates, instruments and other papers that are necessary for the consummation of the transactions contemplated hereby), and do, or cause to be done, and assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby and the Group Companies shall use reasonable best efforts, and each SPAC Party shall cooperate in all reasonable respects with the Group Companies, to solicit and obtain any consents of any Persons that may be required in connection with the Transactions prior to the Closing; provided, however, that other than any fees payable in connection with Notification and Report Forms required pursuant to the HSR Act, no Party or any of its Affiliates shall be required to pay or commit to pay any amount to (or incur any obligation in favor of) any Person from whom any such consent may be required (unless such payment is required in accordance with the terms of the relevant Contract requiring such consent). Subject to the terms set forth herein, each Party shall take such further actions (including the execution and delivery of such further instruments and documents) as reasonably requested by any other Party to effect, consummate, confirm or evidence the transactions contemplated hereby and carry out the purposes of this Agreement.

Section 6.2           Trust & Closing Funding. Subject to the satisfaction or waiver of the conditions set forth in Article IX (other than those conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction or waiver of those conditions), and provision of notice thereof to the Trustee (which notice the SPAC shall provide to the Trustee in accordance with the terms of the Trust Agreement), in accordance with the Trust Agreement and the Governing Documents of the SPAC, at the Closing, the SPAC shall (a) cause the documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (b) use its best efforts to cause the Trustee to pay as and when due all amounts payable to the SPAC Stockholders who shall have validly elected to redeem their respective SPAC Shares and use its best efforts to cause the Trustee to pay as and when due the amounts due pursuant to the terms of the Trust Agreement.

Section 6.3           Status Preservation.

(a)           Listing. During the Pre-Closing Period, the SPAC shall use its reasonable best efforts to ensure the SPAC Class A Shares and SPAC Warrants continue to be listed on the New York Stock Exchange.

(b)           Qualification as an Emerging Growth Company. The SPAC shall, at all times during the Pre-Closing Period, use reasonable best efforts to (i) take all customary actions necessary to continue to qualify as an “emerging growth company” within the meaning of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and a “smaller reporting company” under the Exchange Act, and (ii) not take any action that, in and of itself, would cause the SPAC to not qualify as an “emerging growth company” within the meaning of the JOBS Act or “smaller reporting company” under the Exchange Act.

(c)           Public Filings. During the Pre-Closing Period, the SPAC will use reasonable best efforts to have timely filed or furnished (as applicable) all forms, reports, schedules, statements and other documents required to be filed or furnished by it with or to the SEC under the Securities Act or the Exchange Act, and will otherwise comply in all material respects with its reporting obligations under applicable Laws.

Section 6.4           Stock Exchange Listing. Prior to the Closing, the SPAC shall use its reasonable best efforts to cause the SPAC New Common Shares to be issued in connection with the Transactions to be approved for listing on the Stock Exchange, including by submitting, prior to the Closing, an initial listing application with the Stock Exchange (the “Stock Exchange Listing Application”) with respect to such shares, subject to official notice of issuance. The Company shall promptly furnish all information concerning itself and its Affiliates as may be reasonably requested by the SPAC with respect to, and shall otherwise reasonably assist and cooperate with the SPAC in connection with, the preparation and filing of the Stock Exchange Listing Application.

Section 6.5           Confidential Information. During the Pre-Closing Period, each Party acknowledges and agrees that it shall be bound by and comply with the provisions set forth in the Confidentiality Agreement as if such provisions were set forth herein. Each Party acknowledges and agrees that it is aware, and each of its Affiliates and representatives is aware (or, upon receipt of any material nonpublic information of another Party, will be advised) of the restrictions imposed by the United States federal securities Laws and other applicable foreign and domestic Laws on Persons possessing material nonpublic information about a public company. Each Party hereby agrees that, during the Pre-Closing Period, except in connection with the Permitted Equity Financing or the PIPE Investment, in each case, in accordance with Section 6.12, while such Party is in possession of such material nonpublic information, it shall not, directly or indirectly (through any of its Affiliates or otherwise), acquire, offer or propose to acquire, agree to acquire, sell or transfer or offer or propose to sell or transfer any securities of the SPAC, communicate such information to any other Person or cause or encourage any Person to do any of the foregoing.

Section 6.6           Access to Information. During the Pre-Closing Period, upon reasonable prior written notice to the Company, the Company shall, and the Company shall cause the Company Subsidiaries to, afford the representatives of the SPAC and the SPAC reasonable access, during normal business hours, to the properties, employees, books and records of the Group Companies, as applicable; provided, nothing herein shall require any Group Company to provide access to, or to disclose any information to, any of the SPAC Parties or any of their respective representatives if such access or disclosure, in the good faith, reasonable belief of the Company, (a) would waive any legal privilege or (b) would be in violation of any applicable Contracts, Laws or regulations of any Governmental Entity (including the HSR Act). Any such access shall be conducted in a manner not to materially interfere with the businesses or operations of any of the Group Companies.

Section 6.7          Notification of Certain Matters. During the Pre-Closing Period, each Party shall disclose to the other Parties in writing any development, fact or circumstance of which such Party has Knowledge, arising before or after the Execution Date, that would cause or would reasonably be expected to result in the failure of the conditions set forth in Section 9.1, Section 9.2 or Section 9.3 to be satisfied.

Section 6.8            Regulatory Approvals; Efforts.

(a)           Each Party shall use its reasonable best efforts to file promptly all notices, reports and other documents required to be filed by such Party with any Governmental Entity with respect to the transactions contemplated by this Agreement, and to submit promptly any additional information requested by any such Governmental Entity. Without limiting the generality of the foregoing, each of the Parties will (i) cause the Notification and Report Forms required pursuant to the HSR Act with respect to the transactions contemplated hereby to be filed no later than fifteen (15) Business Days after the Execution Date; (ii) to the extent available, request early termination of the waiting period under the HSR Act; (iii) make any and all necessary responses to any requests for additional information and documentary material made by any Governmental Entity pursuant to the HSR Act or any other Antitrust Laws; and (iv) otherwise use its reasonable best efforts to cause the expiration or early termination of the applicable waiting periods under the HSR Act with respect to the transactions contemplated hereby as soon as practicable. The Parties shall use their reasonable best efforts to promptly obtain, and to cooperate with each other to promptly obtain, all authorizations, approvals, clearances, consents, actions or non-actions of any Governmental Entity in connection with the above filings, applications or notifications. Each Party shall furnish, or cause to be furnished, to each other Party’s legal counsel such necessary information and reasonable assistance as the other Party may reasonably request in connection with its preparation of any filing or submission that is necessary under the HSR Act or any other Antitrust Laws. Each Party, through its legal counsel, shall promptly inform the other Parties of any material communication between itself (including any of its representatives) and any Governmental Entity regarding any of the transactions contemplated hereby. All filing fees required by applicable Law to be paid to any Governmental Entity in order to obtain any such approvals, consents or Orders shall be paid by the Company; provided, however, the Company and the SPAC shall each bear fifty percent (50%) of the HSR Act filing fee.

(b)           The Parties shall keep each other apprised of the status of the matters relating to the completion of the transactions contemplated hereby and, to the extent permissible, promptly furnish each other with copies of notices or other communications between any Party (including any of their respective Affiliates and representatives), as the case may be, and any third party and/or Governmental Entity with respect to such transactions. To the extent certain competitively sensitive information cannot be shared between any Parties, such information may be shared by their respective legal counsel on an “Outside Counsel Only” basis. Each Party shall give each other Party and its legal counsel a reasonable opportunity to review in advance, and consider in good faith the views and input of such other Party in connection with, any proposed material written communication to any Governmental Entity relating to the transactions contemplated hereby, and unless forbidden by the relevant Governmental Entity, give each other Party the opportunity to attend and participate in any substantive meeting, conference or discussion, either in person or by telephone, with any Governmental Entity in connection with the transactions contemplated hereby.

(c)           Each Party shall use its reasonable best efforts to resolve objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated hereby under the HSR Act, the Sherman Act, the Clayton Act, the Federal Trade Commission Act and any other United States federal or state or foreign statutes, rules, regulations, Orders, decrees, administrative or judicial doctrines or other Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or constituting anticompetitive conduct (collectively, the “Antitrust Laws”). Subject to the other terms of this Section 6.8(c), each Party shall use its reasonable best efforts to take such action as may be required to cause the expiration or early termination of the waiting periods under the HSR Act or other Antitrust Laws with respect to such transactions as promptly as possible after the Execution Date. Without limiting the foregoing, the SPAC Parties agree that their respective reasonable best efforts obligations under this Section 6.8 shall include consenting to any divestiture or other structural or conduct relief with respect to the Group Companies and/or the SPAC Parties and their respective Subsidiaries in order to obtain clearance from any Governmental Entity in connection with the HSR Act or other applicable Antitrust Laws, and contesting, administratively or in court, as the case may be, any lawsuit, administrative proceeding, ruling, order or other action of any Governmental Entity in connection with the HSR Act or other applicable Antitrust Laws that may have the effect of delaying or blocking the closing of the transactions contemplated by this Agreement.

Section 6.9           Communications; Press Release; SEC Filings.

(a)           Prior to the Closing, none of the Parties shall, and each Party shall cause its Affiliates not to, make or issue any public release or public announcement concerning this Agreement or the transactions contemplated hereby without the prior written consent of each of the Parties, which consent, in each case, shall not be unreasonably withheld, conditioned or delayed; provided, however, that (i) each Party may make any such public announcement which it in good faith believes is necessary or advisable in connection with any required Law or which is required by the requirements of any national securities exchange applicable to such Party (it being understood and agreed that, to the extent practicable, such public announcement shall be in a form mutually agreeable to the Company and the SPAC and otherwise the Party making such public announcement shall provide such announcement to the other Parties prior to release and consider in good faith any comments from such other Parties) and (ii) each Company Stockholder or Affiliate of a Party that is a private equity, venture capital or investment fund may make customary disclosures to its existing or potential financing sources, including direct or indirect limited partners and members (whether current or prospective) solely to the extent that such disclosures do not constitute material nonpublic information and are subject to customary obligations of confidentiality; provided, further, that each Party may make announcements regarding this Agreement and the transactions contemplated by this Agreement consisting solely of information contained in and otherwise consistent with any such mutually agreed press release or public announcement (including, for the avoidance of doubt, the Registration Statement/Proxy Statement and the Signing Form 8-K) to its directors, officers, managers, employees, service providers, other material business relationships and other interested parties without the consent of the other Parties.

(b)           As promptly as practicable following the Execution Date, the SPAC shall prepare and file a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement (the “Signing Form 8-K”), which shall be subject to the review and comment of the Company, which comments shall be considered in good faith by the SPAC, and the SPAC and the Company shall issue a mutually agreeable press release announcing the execution of this Agreement (the “Signing Press Release”).

(c)           As promptly as reasonably practicable after the Execution Date, the Parties shall prepare and the SPAC shall file with the SEC a registration statement on Form S-4 relating to the Transactions and containing a prospectus and proxy statement of the SPAC (collectively, as amended or supplemented, the “Registration Statement/Proxy Statement”), which shall comply as to form, in all material respects, with, as applicable, the provisions of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, for the purpose of (x) soliciting proxies from the SPAC Stockholders to vote at the SPAC Special Meeting in favor of the SPAC Stockholder Voting Matters and (y) the registration under the Securities Act of the offer and issuance of the SPAC New Common Shares that constitute the Aggregate Transaction Share Consideration. The SPAC shall use its reasonable best efforts to (i) cause the Registration Statement/Proxy Statement to be declared effective as promptly as reasonably practicable, and (ii) keep the Registration Statement/Proxy Statement effective through the Closing in order to permit the consummation of the Transactions. As promptly as practicable following the time at which the Registration Statement/Proxy Statement is declared effective under the Securities Act, the SPAC shall cause the same to be mailed to its stockholders of record, as of the record date (the “SPAC Record Date”) to be established by the SPAC Board prior to or as promptly as practicable after, but in any event no more than five (5) Business Days following, the date the SEC confirms that it has completed its review of the Registration Statement/Proxy Statement.

(d)           Prior to filing with the SEC, the SPAC will make available to the Company drafts of the Registration Statement/Proxy Statement and any other documents to be filed with the SEC, both preliminary and final or definitive, and drafts of any amendment or supplement to the Registration Statement/Proxy Statement or such other document, including responses to any SEC comment letters, and will provide the Company with a reasonable opportunity to comment on such drafts and shall consider such comments in good faith. The SPAC will advise the Company, promptly after it receives notice thereof, of (i) the time when the Registration Statement/Proxy Statement has been filed; (ii) receipt of oral or written notification of the completion of the review of the Registration Statement/Proxy Statement by the SEC; (iii) the filing of any supplement or amendment to the Registration Statement/Proxy Statement; (iv) any request by the SEC for amendment of, or supplements to, the Registration Statement/Proxy Statement; (v) any comments, written or oral, from the SEC relating to the Registration Statement/Proxy Statement and responses thereto; and (vi) requests by the SEC for additional information in connection with the Registration Statement/Proxy Statement, and shall consult with the Company regarding, and supply the Company with copies of, all material correspondence between any SPAC Party and any of their respective Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Registration Statement/Proxy Statement. In consultation with the Company, the SPAC shall promptly respond to any comments of the SEC on the Registration Statement/Proxy Statement, and the Parties shall use their respective reasonable best efforts to (x) reasonably assist and cooperate with each other in preparation of the Registration Statement/Proxy Statement, and (y) respond as promptly as reasonably practicable to and resolve any comments made by the SEC with respect to the Registration Statement/Proxy Statement.

(e)           If, at any time prior to the SPAC Special Meeting, any Party discovers or becomes aware of any information that should be set forth in an amendment or supplement to the Registration Statement/Proxy Statement, so that the Registration Statement/Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, such Party shall inform the other Parties and the SPAC shall promptly file (and the SPAC and the Company shall cooperate in preparing, to the extent necessary) an appropriate amendment or supplement describing such information with the SEC and, to the extent required by applicable Law, transmit to the SPAC Stockholders such amendment or supplement to the Registration Statement/Proxy Statement containing such information.

(f)            The Parties acknowledge that a substantial portion of the SPAC SEC Documents filed or furnished in connection with the transactions contemplated hereby shall include disclosure regarding the Group Companies and the business of the Group Companies and the management, operations and financial condition of the Group Companies. Accordingly, the Company agrees to, and the Company agrees to cause the other Group Companies to, as promptly as reasonably practicable, provide the SPAC with all information concerning the Company Stockholders, the Company and the other Group Companies, and their respective business, management, operations and financial condition, in each case, that is reasonably required to be filed in any SPAC SEC Document. The Company shall, and the Company shall cause the other Group Companies to, make their respective directors, officers, managers and employees, in each case, during normal business hours and upon reasonable advanced notice, available to the SPAC and its legal counsel, auditors and other Representatives in connection with the drafting of the Registration Statement/Proxy Statement and any other SPAC SEC Document as reasonably requested by the applicable party, and respond in a timely manner to comments thereto from the SEC. The SPAC shall use its reasonable best efforts to make all necessary filings with respect to the transactions contemplated hereby under the Securities Act, the Exchange Act and applicable blue sky Laws and the rules and regulations thereunder, shall provide the Company with a reasonable opportunity to comment on drafts of any such filings and shall consider such comments in good faith, and the Company shall reasonably cooperate in connection therewith. Without limiting the generality of the foregoing, the SPAC shall be responsible, and the Company shall reasonably cooperate with the SPAC, in connection with (i) preparation for inclusion in the Registration Statement/Proxy Statement and the Closing Form 8-K of pro forma financial statements that comply with the requirements of Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC) to the extent such pro forma financial statements are required by the Registration Statement/Proxy Statement or the Closing Form 8-K and (ii) obtaining the consents of their respective auditors as required in connection with the Registration Statement/Proxy Statement, the Closing Form 8-K, the transactions set forth under this Agreement or applicable Law. The Company shall have a reasonable opportunity to review the pro forma financial statements described in the foregoing sentence and to comment on such drafts and the SPAC shall consider such comments in good faith.

(g)           At least five (5) days prior to Closing, the SPAC shall begin preparing a draft Current Report on Form 8-K in connection with and announcing the Closing, together with, or incorporating by reference, such information that is or may be required to be disclosed with respect to the transactions contemplated hereby pursuant to Form 8-K (the “Closing Form 8-K”), which shall be subject to the review and comment of the Company, which comments shall be considered in good faith by the SPAC. Prior to the Closing, the Parties shall prepare a mutually agreeable press release announcing the consummation of the transactions contemplated hereby (the “Closing Press Release”). Concurrently with the Closing, the SPAC shall distribute the Closing Press Release, and as soon as practicable thereafter, file the Closing Form 8-K with the SEC.

(h)           The Company shall provide to SPAC as promptly as practicable after the Execution Date (i) all audited and unaudited financial statements of the Company and its Subsidiaries and any company or business units acquired by the Group Companies, as applicable, required under the applicable rules and regulations and guidance of the SEC to be included in the Registration Statement/Proxy Statement and/or the Closing Form 8-K (including pro forma financial information); (ii) all selected financial data of the Company and its Subsidiaries required by Item 301 of Regulation S-K, as necessary for inclusion in the Registration Statement/Proxy Statement and Closing Form 8-K (including pro forma financial information) and (iii) management’s discussion and analysis of financial condition and results of operations prepared in accordance with Item 303 of Regulation S-K of the Securities Exchange Act (as if the Company were subject thereto), as necessary for inclusion in the Registration Statement/Proxy Statement and Closing Form 8-K (including pro forma financial information).

Section 6.10        SPAC Special Meeting. As promptly as practicable following the time at which the Registration Statement/Proxy Statement is declared effective under the Securities Act, the SPAC, acting through the SPAC Board, shall take all actions in accordance with applicable Law, and the Governing Documents of the SPAC, and the rules of the Stock Exchange, to duly call, give notice of, convene and promptly hold the SPAC Special Meeting for the purpose of considering and voting upon the SPAC Stockholder Voting Matters, which meeting shall be held not more than twenty-five (25) days after the date on which the SPAC completes the mailing of the Registration Statement/Proxy Statement to the SPAC Stockholders pursuant to the terms of this Agreement. The SPAC Board shall recommend adoption of this Agreement and approval of the SPAC Stockholder Voting Matters and include such recommendation in the Registration Statement/Proxy Statement, and, unless this Agreement has been duly terminated in accordance with the terms herein, neither the SPAC Board nor any committee thereof shall (a) change, withdraw, withhold, qualify or modify, or publicly propose or resolve to change, withdraw, withhold, qualify or modify, the recommendation of the SPAC Board that the SPAC Stockholders vote in favor of the approval of the SPAC Stockholder Voting Matters, (b) adopt, approve, endorse or recommend a Competing Transaction or (c) agree to take any of the foregoing actions. Notwithstanding anything in this Agreement to the contrary, at any time prior to, but not after, obtaining approval of the Required SPAC Stockholder Voting Matters, the SPAC Board may change, withdraw, withhold, qualify or modify, or publicly propose to or resolve to change, withdraw, withhold, qualify or modify, the recommendation of the SPAC Board that the SPAC Stockholders vote in favor of the approval of the SPAC Stockholder Voting Matters (any such action, a “Change in Recommendation”) if the SPAC Board determines in good faith, after consultation with its legal counsel, that a failure to make a Change in Recommendation would violate its fiduciaries duties under applicable Law; provided that the SPAC Board shall not be entitled to make, or agree to make, a Change in Recommendation (i) until the SPAC delivers to the Company a written notice (a “SPAC Recommendation Change Notice”) advising the Company that the SPAC Board proposes to take such action and containing the material facts underlying the SPAC Board’s determination that a failure to make a Change in Recommendation would violate its fiduciary duties under applicable Law, (ii) until 5:00 p.m., Eastern Time, on the fifth (5th) Business Day immediately following the day on which the SPAC delivered the SPAC Recommendation Change Notice to the Company (it being understood and agreed that any material development (as reasonably determined by the SPAC Board and notified to the Company in writing) with respect to a potential Change in Recommendation shall require a new notice but with an additional three (3)-Business Day (instead of five (5)-Business Day) period from the date of such notice) (the “SPAC Recommendation Change Notice Period”), and the SPAC and its Representatives shall have negotiated in good faith with the Company and its Representatives regarding any revisions or adjustments proposed by the Company during the SPAC Recommendation Change Notice Period to the terms and conditions of this Agreement as would enable the SPAC Board to proceed with its recommendation of this Agreement and the Transactions and not make such Change in Recommendation, (iii) if the Company requests negotiations in accordance with the foregoing clause (ii), until after considering in good faith any revisions or adjustments to the terms and conditions of this Agreement that the Company shall have, prior to the expiration of the SPAC Recommendation Change Notice Period, offered in writing in a manner that would form a binding Contract if accepted by the SPAC (and Merger Sub), and (iv) after complying with the foregoing clauses (i) through (iii), until the SPAC reaffirms in good faith (after consultation with its outside legal counsel) that the failure to make a Change in Recommendation would violate its fiduciary duties under applicable Law (with such reaffirmation being simultaneously communicated to the Company in writing). For the avoidance of doubt, the occurrence of a SPAC Intervening Event, a Change in Recommendation or other circumstance will not affect the SPAC’s obligations pursuant to this Section 6.10 (other than as set forth in the immediately preceding sentence) or elsewhere in this Agreement, including the SPAC’s obligation to establish the SPAC Record Date, duly call, give notice of, convene and hold the SPAC Special Meeting for the purpose of seeking approval of the SPAC Stockholder Voting Matters, and the SPAC agrees to establish the SPAC Record Date, duly call, give notice of, convene and hold the SPAC Special Meeting and submit for the approval of the SPAC Stockholders the SPAC Stockholder Voting Matters, in each case, as contemplated by this Section 6.10, regardless of whether there shall have occurred any SPAC Intervening Event, Change in Recommendation or other circumstance. Unless this Agreement has been duly terminated in accordance with the terms herein, the SPAC shall take all reasonable lawful action to solicit from the SPAC Stockholders proxies in favor of the proposal to adopt this Agreement and approve the SPAC Stockholder Voting Matters and shall take all other action reasonably necessary or advisable to secure the approval of the SPAC Stockholder Voting Matters. Notwithstanding anything to the contrary contained in this Agreement, the SPAC may (and, in the case of the following clause (ii), at the request of the Company, shall) adjourn the SPAC Special Meeting for a period of no longer than fifteen (15) calendar days: (i) after consultation with the Company, to the extent necessary to ensure that any supplement or amendment to the Registration Statement/Proxy Statement that the SPAC Board has determined in good faith is required by applicable Law be provided to the SPAC Stockholders; (ii), in each case, for one (1) or more periods, (x) if as of the time for which the SPAC Special Meeting is originally scheduled (as set forth in the Registration Statement/Proxy Statement), there are insufficient voting Equity Interests of the SPAC represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the SPAC Special Meeting or (y) in order to solicit additional proxies from the SPAC Stockholders for purposes of obtaining approval of the Required Vote with respect to the Required SPAC Stockholder Voting Matters; or (iii) to seek withdrawals of redemption requests from the SPAC Stockholders; provided, that, in the event of any such adjournment, the SPAC Special Meeting shall be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved.

Section 6.11         Expenses. Except as otherwise set forth in this Agreement (including Section 10.3), all fees and expenses incurred in connection with this Agreement, the Ancillary Agreements and the Transactions, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses; provided that, for the avoidance of doubt, (a) if this Agreement is terminated in accordance with its terms, the Company shall pay, or cause to be paid, all Unpaid Company Expenses and (subject to Section 10.3) the SPAC shall pay, or cause to be paid, all Unpaid SPAC Expenses and (b) if the Closing occurs, then the SPAC shall pay, or cause to be paid, all Unpaid Company Expenses and all Unpaid SPAC Expenses. During the Pre-Closing Period, the SPAC shall promptly provide the Company with written notice (email being sufficient) of any Reimbursable SPAC Expenses individually in excess of $100,000 that are incurred by the SPAC.

Section 6.12          Financing; Financing Cooperation.

(a)           Permitted Equity Financing. During the Pre-Closing Period and subject to compliance with all applicable listing and corporate governance rules and regulations of the New York Stock Exchange and the Company Charter, the Company (in its sole discretion) may enter into one (1) or more arms-length subscription or similar agreements with Strategic Investors; provided that, unless otherwise agreed by the SPAC and the Company in writing, each Permitted Equity Financing Subscription Agreement (i) if it provides for an investment in the Company, shall provide for the sale of shares of the Company’s Series I Convertible Preferred Stock for $25.00 per share in cash prior to the Closing and shall otherwise be in the same form as the Series I Preferred Stock Purchase Agreement other than de minimis changes, or (ii) if it provides for an investment in the SPAC, shall provide for the sale of SPAC New Common Shares for $10.00 per share in cash at Closing, in a form mutually agreed to by the SPAC and the Company (each such financing, collectively, “Permitted Equity Financing”, and each such subscription or similar agreement with a Strategic Investor, a “Permitted Equity Financing Subscription Agreement”). The proceeds raised from the Strategic Investors via the Permitted Equity Financing shall not in any case exceed $25,000,000 in the aggregate. For the avoidance of doubt, no Permitted Equity Financing Subscription Agreement shall require the Sponsor to transfer SPAC Shares unless otherwise agreed by the Sponsor. Notwithstanding the foregoing or anything else to the contrary contained in this Agreement, the Company shall have no obligation to pursue or consummate any Permitted Equity Financing and the obligations of the Parties to consummate the Closing shall not be conditioned upon the consummation of any Permitted Equity Financing.

(b)           The PIPE Investment. During the Pre-Closing Period and subject to compliance with all applicable listing and corporate governance rules and regulations of the New York Stock Exchange, the SPAC shall use its reasonable best efforts to obtain additional financing commitments from certain third party investors (the “PIPE Investors”) by entering into subscription agreements in form and substance reasonably satisfactory to the Company (the “PIPE Subscription Agreements”), pursuant to which the PIPE Investors will commit to make a private investment in the public equity of the SPAC by way of subscribing for SPAC Class A Shares for a gross purchase price of $10.00 per share in cash at Closing and resulting in aggregate gross proceeds to the SPAC of up to $57,000,000, less the aggregate gross proceeds from any Interim Series I Issuance(s) (collectively, the “PIPE Investment”). Each of the PIPE Investors shall be an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) or a “qualified institutional buyer” (within the meaning of Rule 144A under the Securities Act). Notwithstanding the foregoing or anything else to the contrary contained in this Agreement, the obligations of the Parties to consummate the Closing shall not be conditioned upon the consummation of a specific minimum amount of the PIPE Investment; provided, for the avoidance of doubt, that the Company’s obligation to consummate the Closing is subject to the satisfaction (or waiver by the Company in its sole discretion) of the Minimum Cash Amount condition set forth in Section 9.3(e). In the event that one (1) or more PIPE Subscription Agreements is entered into by the SPAC in connection with the PIPE Investment, (i) the SPAC may not modify or waive, or provide consent to modify or waive (including consent to termination, to the extent required), any provisions of any such PIPE Subscription Agreement or any remedy thereunder, in each case, without the prior written consent of the Company, other than immaterial or ministerial modifications or waivers, (ii) the SPAC shall use its reasonable best efforts to take, or cause to be taken, all actions and take reasonable best efforts to do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by each such PIPE Subscription Agreement on the terms and subject to the conditions described therein, including satisfying on a timely basis all conditions and covenants applicable to the SPAC and otherwise complying with its obligations thereunder, (iii) if all conditions in any such PIPE Subscription Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but which conditions are then capable of being satisfied) have been satisfied, the SPAC shall consummate the transactions contemplated by each such PIPE Subscription Agreement at or prior to the Closing, (iv) the SPAC shall deliver notices to counterparties to each such PIPE Subscription Agreement as required by and in the manner set forth therein in order to cause timely funding in advance of the Closing, (v) the SPAC shall enforce its rights under each such PIPE Subscription Agreement to cause the applicable PIPE Investors to fund the amounts set forth therein and (vi) the SPAC shall provide prompt written notice to the Company if any counterparty to any PIPE Subscription Agreement notifies the SPAC of any breach of any representation or other agreement contained in any such PIPE Subscription Agreement by such counterparty. For the avoidance of doubt, the SPAC shall not enter into any agreements (including any side letters) or understandings, written or oral, in connection with the PIPE Investment other than the PIPE Subscription Agreements.

(c)           Series I Financing. During the Pre-Closing Period, upon written instruction from the Sponsor, the Company shall issue up to an additional $7,000,000 in the aggregate of Series I Convertible Preferred Stock of the Company (an “Interim Series I Issuance”); provided, that (i) the definitive agreements for any Interim Series I Issuance shall be in the same form as the Series I Preferred Stock Purchase Agreement other than de minimis changes and (ii) the Company shall only issue such additional Series I Convertible Preferred Stock of the Company concurrently with the Company’s receipt of proceeds thereof. The Interim Series I Issuances, if any, shall, for all purposes under this Agreement, constitute “Bridge Financing” for all purposes hereunder.

(d)           Cooperation. Prior to the Closing, each Party shall use its reasonable best efforts to provide to the other Parties, and shall cause each of its Subsidiaries to use its reasonable best efforts to provide, and shall use its reasonable best efforts to cause its Representatives to provide, in each case, at any requesting Party’s sole expense (with respect to out-of-pocket expenses), all cooperation reasonably requested by such Party that is customary in connection with completing (i) the PIPE Investment and/or (ii) the Permitted Equity Financing (provided that, in each case, such requested cooperation does not unreasonably interfere with the ongoing operations of any Party), which reasonable best efforts shall include, among other things, a Party’s (A) furnishing, reasonably promptly following receipt of a request therefore, information regarding such Party (including information to be used in the preparation of one (1) or more information packages regarding the business, operations, financial projections and prospects of any Party) customary for such financing activities, to the extent reasonably available, (B) causing such Party’s senior management and other representatives with appropriate seniority and expertise to participate in a reasonable number of meetings, presentations, due diligence sessions and drafting sessions, (C) taking all corporate actions, subject to the occurrence of the Closing, reasonably requested by another Party or any financing sources of such other Party to permit the consummation of such financing activities, and (D) cooperating with requests for due diligence to the extent customary and reasonable. Notwithstanding the foregoing, no Party or any of its Subsidiaries or Representatives shall be required to pay any commitment or other fee or incur any other liability in connection with any financing activities of another Party.

Section 6.13          Directors and Officers.

(a)           The SPAC A&R CoI and the SPAC A&R Bylaws shall from and after the Effective Time contain provisions no less favorable with respect to indemnification, exculpation, advancement and expense reimbursement than are set forth in the Governing Documents of the SPAC as of the Execution Date, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of any individual who, at or prior to the Effective Time, served as a director, manager or officer of the SPAC (collectively, with each such Person’s heirs, executors and/or administrators, the “SPAC Indemnified Persons”), unless such modification shall be required by applicable Law. From and after the Effective Time, the SPAC shall indemnify and hold harmless the SPAC Indemnified Persons (and advance expenses of the SPAC Indemnified Persons in connection with the defense of any Proceeding) from and against any penalties, costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Proceeding arising out of or pertaining to circumstances, facts or events that occurred on or before the Effective Time, to the fullest extent permitted under applicable Law, the applicable Governing Documents in effect as of the Execution Date and any indemnification agreement between the SPAC and any SPAC Indemnified Person in effect as of the Execution Date (collectively, the “SPAC D&O Provisions”), and each Party acknowledges and agrees that the SPAC D&O Provisions are rights of Contract. Without limiting the foregoing, the SPAC shall maintain, for a period of six (6) years following the Closing Date, provisions in its Governing Documents concerning the indemnification, advancement of expenses and exculpation of officers and directors/managers that are no less favorable to the SPAC Indemnified Persons than the SPAC D&O Provisions in effect as of the Execution Date, and not amend, repeal or otherwise modify any such provision in any respect that would affect in any manner any of the SPAC Indemnified Persons’ rights, or the SPAC’s obligations, thereunder.

(b)           The Governing Documents of the Company shall from and after the Effective Time contain provisions no less favorable with respect to indemnification, exculpation, advancement and expense reimbursement than are set forth in the Governing Documents of the Company as of the Execution Date, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of any individual who, at or prior to the Effective Time, served as a director, manager or officer of any Group Company or who, at the request of any Group Company, served as a director, manager or officer of another Person (collectively, with each such Person’s heirs, executors and/or administrators, the “Company Indemnified Persons”), unless such modification shall be required by applicable Law. From and after the Effective Time, the SPAC shall indemnify and hold harmless the Company Indemnified Persons (and advance expenses of the Company Indemnified Persons in connection with the defense of any Proceeding) from and against any penalties, costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Proceeding arising out of or pertaining to circumstances, facts or events that occurred on or before the Effective Time, to the fullest extent permitted under applicable Law, the applicable Governing Documents in effect as of the Execution Date and any indemnification agreement between any Group Company and any Company Indemnified Person in effect as of the Execution Date (collectively, the “Company D&O Provisions”), and each Party acknowledges and agrees that the Company D&O Provisions are rights of Contract. Without limiting the foregoing, the SPAC shall cause each of the Group Companies to, maintain, for a period of six (6) years following the Closing Date, provisions in their respective Governing Documents concerning the indemnification, advancement of expenses and exculpation of officers and directors/managers that are no less favorable to the Company Indemnified Persons than the Company D&O Provisions in effect as of the Execution Date, and not amend, repeal or otherwise modify any such provision in any respect that would affect in any manner any of the Company Indemnified Persons’ rights, or any Group Company’s obligations, thereunder.

(c)           For a period of six (6) years from and after the Closing Date, the SPAC shall either (i) purchase and maintain in effect policies of directors’ and officers’ liability insurance covering the SPAC Indemnified Persons with respect to claims arising from facts or events that occurred on or before the Closing and with substantially the same coverage and amounts as, and contain terms and conditions no less advantageous than, in the aggregate, the coverage currently provided by the current policies of the SPAC, except that, in no event shall the SPAC be required to pay an annual premium for such insurance in excess of three hundred percent (300%) of the aggregate annual premium payable by the SPAC for such insurance policy for the year ended 2023 (the “Maximum Annual Premium”) (it being understood and agreed that if the annual premiums of such insurance coverage exceed the Maximum Annual Premium, then the SPAC will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium from an insurance carrier with the same or better credit rating as the current directors’ and officers’ liability insurance carrier of the SPAC) or (ii) purchase and maintain “run-off” coverage as provided by the SPAC’s directors’ and officers’ liability insurance policies, in each case, covering those Persons who are covered on the Execution Date by such directors’ and officers’ liability insurance policies and with terms, conditions, retentions and limits of liability that are no less advantageous than the coverage currently provided by the current directors’ and officers’ liability insurance policies of the SPAC (the “SPAC Tail Policy”), except that, if the SPAC is unable to obtain or maintain the SPAC Tail Policy for an amount less than or equal to the Maximum Annual Premium, the SPAC will instead obtain as much comparable insurance as possible for an annual premium equal to the Maximum Annual Premium.

(d)           At or prior to the Closing Date, the SPAC and/or the Company may purchase (and, in such event, the SPAC and/or the Company shall maintain in effect for a period of six (6) years thereafter) “run-off” coverage as provided by any Group Company’s directors’ and officers’ liability insurance policies, in each case, covering those Persons who are covered on the Execution Date by such directors’ and officers’ liability insurance policies and with terms, conditions, retentions and limits of liability that are no less advantageous than the coverage currently provided by the current directors’ and officers’ liability insurance policies of the Group Companies (the “Company Tail Policy”), except that, if the SPAC and/or the Company is unable to obtain or maintain the Company Tail Policy for an amount less than or equal to the Maximum Annual Premium, the SPAC and/or the Company will instead obtain as much comparable insurance as possible for an annual premium equal to the Maximum Annual Premium.

(e)           No claims made under or in respect of the Company Tail Policy (or any directors’ and officers’ liability insurance policy) related to any fiduciary or employee of any Group Company shall be settled without the prior written consent of the Company. The SPAC Indemnified Persons and the Company Indemnified Persons are intended third party beneficiaries of this Section 6.13 and the obligations under this Section 6.13 shall not be terminated or modified in any manner that is adverse to any SPAC Indemnified Person or Company Indemnified Person (and their respective successors and assigns).

Section 6.14         Affiliate Obligations. On or before the Closing Date, except as provided for in this Agreement and any Ancillary Agreements, the Company shall take all actions necessary to cause all Liabilities and obligations of the Group Companies under any Affiliated Transaction, other than those listed in Section 6.14 of the Company Disclosure Schedules, to be terminated in full without any further force and effect and without any cost to or other Liability to or obligations of any Group Company or the SPAC.

Section 6.15          Intentionally Omitted.

Section 6.16        No SPAC Share Transactions. During the Pre-Closing Period, except as otherwise explicitly contemplated by this Agreement (including in any Permitted Equity Financing Subscription Agreement), neither the Company nor any of its controlled Affiliates, directly or indirectly, shall engage in any transactions involving the securities of the SPAC without the prior written consent of the SPAC.

Section 6.17         Exclusivity. From the Execution Date until the earlier of the Closing or the termination of this Agreement in accordance with Section 10.1, no Party shall, and each Party shall direct its Affiliates not to, and each Party shall (and shall direct its Affiliates to) cause its Subsidiaries and their respective representatives not to, directly or indirectly, (a) solicit or initiate any Competing Transaction or take any action to knowingly facilitate or encourage any Person or group of Persons other than the Parties and their respective Affiliates, representatives and agents (a “Competing Party”), to enter into any agreement in principle, letter of intent, term sheet or definitive agreement, or make any filing with the SEC (including the filing of any registration statement) or other Governmental Entity, with respect to a Competing Transaction; (b) enter into, participate in or continue or otherwise engage in any discussions or negotiations with any Competing Party regarding a Competing Transaction; (c) furnish (including through any virtual data room) any information relating to any Party or Subsidiary thereof or any of their respective assets or businesses, or afford access to the assets, business, properties, books or records of any Party or any Subsidiary thereof to a Competing Party, in all cases, for the purpose of assisting with or facilitating a Competing Transaction; (d) approve, endorse or recommend any Competing Transaction; or (e) enter into a Competing Transaction or any agreement, arrangement or understanding (including any letter of intent or term sheet) relating to a Competing Transaction or publicly announce an intention to do so.

Section 6.18        2023 Omnibus Incentive Plan; ESPP. In accordance with Section 6.10 (and subject to approval by the SPAC Stockholders as contemplated thereunder), the SPAC Board shall approve and adopt an equity incentive plan in form and substance reasonably satisfactory to the Company and the SPAC (the “2023 Omnibus Incentive Plan”), in the manner prescribed under applicable Laws, reserving a number of SPAC New Common Shares for grants thereunder equal to fifteen percent (15%) (inclusive of the unvested Company Options outstanding as of the Closing) of the number of SPAC New Common Shares outstanding following the Closing on a fully diluted basis (as of the Closing Date) after giving effect to the transactions contemplated hereby, including the PIPE Investment, determined assuming that no SPAC Stockholders will exercise their respective rights to participate in the SPAC Share Redemption. The 2023 Omnibus Incentive Plan will provide that the SPAC New Common Shares reserved for issuance thereunder will automatically increase annually on the first day of each fiscal year beginning with the 2025 fiscal year to an amount equal to fifteen percent (15%) of the number of SPAC New Common Shares outstanding on the last day of the immediately preceding fiscal year on a fully diluted basis (inclusive of all outstanding equity awards granted pursuant to the 2023 Omnibus Incentive Plan as of such date and, if applicable, all outstanding purchase rights granted pursuant to the ESPP (as defined below) as of such date) or such lesser amount as determined by the administrator of the 2023 Omnibus Incentive Plan. In addition, to the extent determined by the SPAC and the Company as necessary or desirable, in accordance with Section 6.10 (and subject to approval by the SPAC Stockholders as contemplated thereunder), the SPAC Board shall approve and adopt an employee stock purchase plan in form and substance reasonably satisfactory to the Company and the SPAC (the “ESPP”) in the manner prescribed under Section 423 of the Code and other applicable Laws, which shall provide for (i) an initial reserve of a number of SPAC New Common Shares issuable thereunder with respect to the exercise of purchase rights granted thereunder, equal to up to one percent (1%) of the number of SPAC New Common Shares outstanding following the Closing on a fully diluted basis (as of the Closing Date) after giving effect to the transactions contemplated hereby, including the PIPE Investment, determined assuming that no SPAC Stockholders will exercise their respective rights to participate in the SPAC Share Redemption. In such event, the ESPP will provide that the SPAC New Common Shares reserved for issuance thereunder will automatically increase annually on the first day of each fiscal year beginning with the 2025 fiscal year by an amount equal to one percent (1%) of the number of SPAC New Common Shares outstanding on the last day of the immediately preceding fiscal year on a fully diluted basis or such lesser amount as determined by the administrator of the ESPP.

Section 6.19        Section 16 Matters. Prior to the Effective Time, the SPAC shall take all such steps as may be reasonably required (to the extent permitted under applicable Law) to cause any acquisition or disposition of Equity Interests of the SPAC, as applicable (including Equity Interests deliverable upon exercise, vesting or settlement of any derivative Equity Interests), that occurs or is deemed to occur by reason of the Transactions by each individual who is or may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the Transactions (including as a director by deputization) to be approved for the purposes of exemption under Rule 16b-3 promulgated under the Exchange Act, as applicable.

Section 6.20        Company Written Consent. The Company shall use its best efforts to obtain and deliver to the SPAC the Requisite Company Stockholder Approval, (a) in substantially the form of a written consent attached hereto as Exhibit H (the “Company Written Consent”) as soon as reasonably practicable after the Registration Statement/Proxy Statement is declared effective under the Securities Act and delivered or otherwise made available to the Company Stockholders, and, in any event, before 11:59 pm Central on the third (3rd) full Business Day after the SPAC provides the Company with written notice that the Registration Statement/Proxy Statement has been declared effective under the Securities Act (the “Company Written Consent Deadline”), and (b) in accordance with the terms and subject to the conditions of the Company’s Governing Documents.

Section 6.21         Employment Compliance Matters . As promptly as practicable following the Execution Date, the Company shall use reasonable best efforts to take the actions set forth on Section 6.21(a) and Section 6.21(b) of the Company Disclosure Schedules.

Article VII
ADDITIONAL AGREEMENTS

Section 7.1            Books and Records. The SPAC shall (at the Company’s sole expense) cause each Group Company to maintain and preserve all such books, records and other documents in the possession of the Group Companies as of the Closing Date for the greater of (a) six (6) years after the Closing Date and (b) any applicable statutory or regulatory retention period, as the same may be extended. This Section 7.1 shall not apply to Taxes or Tax matters, which are the subject of Section 8.1.

Article VIII
TAX MATTERS

Section 8.1            Certain Tax Matters.

(a)            Each Party shall reasonably cooperate (and cause its Affiliates to reasonably cooperate), as and to the extent reasonably requested by another Party, in connection with the preparation and filing of Tax Returns and any examination or other Proceeding with respect to Taxes or Tax Returns of any Group Company or SPAC Party. Such cooperation shall include the provision of records and information that are reasonably relevant to any such audit or other Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Following the Closing, the Group Companies and the SPAC Parties shall retain all books and records with respect to Tax matters pertinent to the Group Companies and the SPAC Parties relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (taking into account any extensions thereof) of the respective taxable periods, and abide by all record retention agreements entered into thereby with any Taxing Authority. The Group Companies and the SPAC Parties shall provide any information reasonably requested to allow the SPAC or any Group Company, as applicable, to comply with any information reporting or withholding requirements contained in the Code or other applicable Laws or to compute the amount of payroll or other employment Taxes due with respect to any payment made in connection with this Agreement. For the avoidance of doubt, this Section 8.1(a) shall not apply to any dispute or threatened dispute among or between any of the Parties.

(b)           The SPAC shall cause the applicable Group Company to prepare and file, or cause to be prepared and filed, all necessary Tax Returns and other documentation with respect to all Transfer Taxes, and, if required by applicable Law, the Group Companies and the SPAC Parties will, and will cause their respective controlled Affiliates to, reasonably cooperate and join in the execution of any such Tax Returns and other documentation. The Parties shall reasonably cooperate to establish any available exemption from (or reduction in) any Transfer Tax.

(c)           The Parties shall, and shall cause each of their respective applicable controlled Affiliates to, prepare and file all Tax Returns consistent with the Intended Tax Treatment, including attaching the statement described in Treasury Regulations Section 1.368-3(a) on or with its Tax Return for the taxable year of the Merger, and not take any position inconsistent with the Intended Tax Treatment, in each case, unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code.

(d)           Notwithstanding anything in this Agreement or any Ancillary Agreement to the contrary, the Company, the SPAC and their respective Affiliates, representatives and advisors shall not be required to provide a tax opinion regarding the Intended Tax Treatment. For the avoidance of doubt, in the event there is any tax opinion required by the SEC (or its staff) to be provided in connection with the Registration Statement/Proxy Statement, and if such opinion is being provided by a tax counsel, such opinion shall be provided by Company tax counsel and to the extent requested by such Company tax counsel, the Parties shall take commercially reasonably efforts to execute and deliver customary tax representation letters to such Company tax counsel in form and substance reasonably satisfactory to such counsel for purposes of delivering such opinion.

(e)           This Agreement is intended to constitute, and the Parties hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a). Each of the SPAC Parties and the Group Companies shall not (and not permit or cause any of their controlled Affiliates, Subsidiaries or Representatives to) take any action which, to its Knowledge, could reasonably be expected to prevent, impair or impede the Merger from qualifying for the Intended Tax Treatment. To the extent any Company Shares will be repurchased or otherwise settled in cash in connection with the Transactions (or immediately prior to the consummation of the Transactions), the SPAC Parties and the Group Companies agree that the cash consideration for such settlement shall be furnished by solely the Company (and not by any SPAC Party), and the Company and the SPAC will cooperate to document such arrangement. Notwithstanding anything to the contrary herein, if, after the Execution Date, the Company and the SPAC mutually determine (acting reasonably and in good faith) that the Merger is not expected to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the Parties shall use commercially reasonable efforts to restructure the transactions contemplated hereby (such restructured transactions, the “Alternative Transaction Structure”) in a manner that is reasonably expected to cause the Alternative Transaction Structure to so qualify; provided, however, that failure of the Parties to agree to an Alternative Transaction Structure shall not cause any condition to Closing set forth herein not to be satisfied or otherwise cause any breach of this Agreement; and provided, further, that any actions taken pursuant to this Section 8.1(e), (i) shall not (A) without the consent of each of the Parties, alter or change the amount, nature or mix of the consideration payable hereunder or (B) impose any economic or other costs on any Party that are more than immaterial and (ii) shall be capable of consummation without delay in relation to the structure contemplated herein.

Article IX
CONDITIONS TO OBLIGATIONS OF PARTIES

Section 9.1            Conditions to the Obligations of Each Party. The obligation of each Party to consummate the transactions to be performed by it in connection with the Closing is subject to the satisfaction or written waiver, as of the Closing Date, of each of the following conditions:

(a)           Governmental Authorizations. Each applicable waiting period under the HSR Act relating to the Transactions shall have expired, been terminated or obtained (or be deemed, by applicable Law, to have been obtained), as applicable.

(b)           No Orders or Illegality. There shall not be any applicable Law in effect that makes the consummation of the transactions contemplated hereby illegal or any Order in effect preventing the consummation of the transactions contemplated hereby.

(c)           Required Vote. The Required Vote approving each of the Required SPAC Stockholder Voting Matters shall have been obtained in accordance with the DGCL, the applicable Governing Documents of the SPAC and the rules and regulations of the New York Stock Exchange.

(d)           Listing. The SPAC’s initial listing application with the Stock Exchange in connection with the Transactions shall have been conditionally approved and, immediately following the Effective Time, the SPAC shall satisfy any applicable initial and continuing listing requirements of the Stock Exchange, and the SPAC New Common Shares issued in connection with the Transactions shall have been approved for listing on the Stock Exchange.

(e)            Certificate of Merger. The Certificate of Merger shall have been accepted for filing by the Secretary of State of the State of Delaware.

(f)            Written Consent. A true and correct copy of the Company Written Consent executed by the requisite Company Stockholders shall have been delivered to the SPAC.

Section 9.2           Conditions to the Obligations of the SPAC Parties. The obligations of the SPAC Parties to consummate the transactions to be performed by each applicable SPAC Party in connection with the Closing is subject to the satisfaction or written waiver, at or prior to the Closing Date, of each of the following conditions:

(a)            Representations and Warranties.

(i)            The representations and warranties of the Company set forth in Article III (other than the Company Fundamental Representations and the representation and warranty in Section 3.5), in each case, without giving effect to any materiality or material adverse effect qualifiers contained therein (other than in respect of the defined terms “Material Contract”, “Material Lease” and “Material Supplier”), shall be true and correct as of the Closing Date as though then made (or, if such representations and warranties relate to a specific date, such representations and warranties shall be true and correct as of such date), except, in each case, to the extent such failure of the representations and warranties to be so true and correct, when taken as a whole, would not have a Material Adverse Effect;

(ii)            the representation and warranty set forth in Section 3.5 will be true and correct in all respects of the Closing Date; and

(iii)           The Company Fundamental Representations (other than the representations in Section 3.3) shall be true and correct in all material respects (except for such representations and warranties that are qualified by their respective terms by any limitation as to materiality or Material Adverse Effect qualifiers contained therein, which representations and warranties as so qualified shall be true and correct in all respects) as of the Closing Date as though then made (or, if such representations and warranties relate to a specific date, such representations and warranties shall be true and correct in all material respects (except for such representations and warranties that are qualified by their respective terms by any limitation as to materiality or Material Adverse Effect qualifiers contained therein, which representations and warranties as so qualified shall be true and correct in all respects) as of such date), and the representations and warranties set forth in Section 3.3 shall be true and correct in all respects as of the Closing Date as though then made (or if such representations and warranties relate to a specific date, such representations and warranties shall be true and correct in all respects as of such date) other than, in each case, de minimis inaccuracies.

(b)           Performance and Obligations of the Company. The covenants and agreements of the Company to be performed or complied with by the Company on or before the Closing in accordance with this Agreement shall have been performed in all material respects.

(c)            No Material Adverse Effect. Since the Execution Date, there shall not have occurred any Material Adverse Effect.

(d)           Officers Certificate. The Company shall have delivered to the SPAC a duly executed certificate from an authorized Person of the Company (the “Company Bring-Down Certificate”), dated as of the Closing Date, certifying, with respect to the Company, that the conditions set forth in Section 9.2(a), Section 9.2(b) and Section 9.2(c) have been satisfied.

(e)            Appraisal Rights. Holders of not more than ten percent (10%) of the outstanding Company Shares (as determined immediately prior to the Effective Time on an as converted to Company Common Shares basis) shall have demanded, properly and in writing, appraisal for Company Shares held by such Company Stockholders in accordance with Section 262 of the DGCL.

(f)            Company Deliverables. The Company shall have delivered (or caused to be delivered) to the SPAC the various certificates, instruments and documents referred to in Section 2.6(b).

Section 9.3            Conditions to the Obligations of the Company. The obligation of the Company to consummate the transactions to be performed by the Company in connection with the Closing is subject to the satisfaction or written waiver by the Company, at or prior to the Closing Date, of each of the following conditions:

(a)            Representations and Warranties.

(i)            The representations and warranties of the SPAC Parties set forth in Article IV (other than the SPAC Parties Fundamental Representations), in each case, without giving effect to any materiality or material adverse effect qualifiers contained therein, shall be true and correct as of the Closing Date as though then made (or, if such representations and warranties relate to a specific date, such representations and warranties shall be true and correct as of such date), except, in each case, to the extent such failure of the representations and warranties to be so true and correct, when taken as a whole, would have a material adverse effect on any SPAC Party.

(ii)           The SPAC Parties Fundamental Representations (other than the representations and warranties set forth in Section 4.9) in each case, without giving effect to any materiality or material adverse effect qualifiers contained therein, shall be true and correct in all material respects as of the Closing Date as though then made (or, if such representations and warranties relate to a specific date, such representations and warranties shall be true and correct in all material respects as of such date), and the representations and warranties set forth in Section 4.9 shall be true and correct in all respects as of the Closing Date as though then made (or, if such representations and warranties relate to a specific date, such representations and warranties shall be true and correct in all respects as of such date) other than, in each case, de minimis inaccuracies.

(b)           Performance and Obligations of the SPAC Parties. The covenants and agreements of the SPAC Parties to be performed or complied with on or before the Closing in accordance with this Agreement shall have been performed in all material respects.

(c)           Officers Certificate. The SPAC shall have delivered to the Company a duly executed certificate from a director or an officer of the SPAC (the “SPAC Bring-Down Certificate”), dated as of the Closing Date, certifying that the conditions set forth in Section 9.3(a) and Section 9.3(b) have been satisfied.

(d)           SPAC Deliverables. The SPAC shall have delivered to the Company (and, to the extent required in Section 2.6(a), to the Trustee) the various certificates, instruments and documents referred to in Section 2.6(a).

(e)            Minimum Cash Amount. Immediately prior to the Closing, the sum of (i) the Trust Amount net of any SPAC Share Redemption; plus (ii) the total amount received (or to be received at the Closing) by the SPAC in respect of the PIPE Investment; plus (iii) the Bridge Amount received (or to be received) prior to or on the Execution Date by the Company in respect of the Bridge Financing; plus (iv) fifty percent (50%) of the total amount received (or to be received at the Closing) by the Company or the SPAC, as applicable, in respect of the Permitted Equity Financing (if any), shall, in the aggregate, be equal to or greater than the Minimum Cash Amount.

Section 9.4            Frustration of Closing Conditions. None of the Company or any SPAC Party may rely on the failure of any condition set forth in this Article IX to be satisfied if such failure was caused by such Party’s failure to act in good faith or to use reasonable best efforts to cause the Closing conditions of such Person to be satisfied.

Section 9.5            Waiver of Closing Conditions. Upon the occurrence of the Closing, any condition set forth in this Article IX that was not satisfied as of the Closing shall be deemed to have been waived as of and from the Closing.

Article X
TERMINATION

Section 10.1        Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing only as follows:

(a)            by the mutual written consent of the Company and the SPAC;

(b)           by either the Company or the SPAC by written notice to the other if any Governmental Entity has enacted any Law which has become final and non-appealable and has the effect of making the consummation of the transactions contemplated hereby illegal, or any final, non-appealable Order is in effect permanently preventing the consummation of the transactions contemplated hereby; provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(b) shall not be available to any Party whose breach of any representation, warranty, covenant or agreement herein results in or is the primary cause of such final, non-appealable Law or Order;

(c)            by either the Company or the SPAC by written notice to the other if the consummation of the transactions contemplated hereby shall not have occurred on or before December 24, 2023 (the “Outside Date”); provided that the right to terminate this Agreement under this Section 10.1(c) shall not be available to any Party then in material breach of its representations, warranties, covenants or agreements under this Agreement, and such material breach is the primary cause of or has resulted in the failure of the closing of the transactions contemplated hereby on or before the Outside Date;

(d)          by the Company by written notice to the SPAC, if any SPAC Party breaches in any material respect any of their respective representations or warranties contained herein or any SPAC Party breaches or fails to perform in any material respect any of their respective covenants or agreements contained herein, which breach or failure to perform (i) would render a condition precedent to the Company’s obligation to consummate the transactions contemplated hereby set forth in Section 9.3(a) or Section 9.3(b) hereof not capable of being satisfied, and (ii) after the giving of written notice of such breach or failure to perform to the SPAC by the Company, cannot be cured or has not been cured by the earlier of (x) the Outside Date and (y) thirty (30) Business Days after receipt of such written notice and the Company has not waived in writing such breach or failure; provided, however, that the right to terminate this Agreement under this Section 10.1(d) shall not be available to the Company if any Group Company is then in material breach of any representation, warranty, covenant or agreement contained herein and such breach would give rise to a failure of any condition to the SPAC’s obligations to consummate the transactions contemplated hereby set forth in Section 9.2(a) or Section 9.2(b);

(e)           by the SPAC by written notice to the Company, if any Group Company breaches in any material respect any of their respective representations or warranties contained herein or any Group Company breaches or fails to perform in any material respect any of their respective covenants or agreements contained herein, which breach or failure to perform (i) would render a condition precedent to the SPAC Parties’ obligations to consummate the transactions contemplated hereby set forth in Section 9.2(a) or Section 9.2(b) hereof not capable of being satisfied, and (ii) after the giving of written notice of such breach or failure to perform to the Company by the SPAC, cannot be cured or has not been cured by the later of (x) the Outside Date and (y) thirty (30) Business Days after receipt of such written notice and the SPAC has not waived in writing such breach or failure; provided, however, that the right to terminate this Agreement under this Section 10.1(e) shall not be available to the SPAC if any SPAC Party is then in breach of any representation, warranty, covenant or agreement contained herein and such breach would give rise to a failure of any condition to the Company’s obligations to consummate the transactions contemplated hereby set forth in Section 9.3(a) or Section 9.3(b);

(f)            by the SPAC, if the Company Written Consent shall not have been obtained by the Company and delivered to the SPAC by the Company Written Consent Deadline (or the Company Written Consent is, at any time, no longer valid or is otherwise revoked or rescinded at any time);

(g)           by the Company, if at any time prior to the Closing, the SPAC Board, to the extent permitted by, and subject to the applicable terms and conditions of, Section 6.10, effects a Change in Recommendation; or

(h)           by the Company, in the event that (i) the Company and the SPAC mutually determine in writing (acting reasonably and in good faith) that the Merger is not expected to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) the Parties are unable to mutually agree on an Alternative Transaction Structure.

Section 10.2         Effect of Termination. In the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall immediately become null and void, without any Liability on the part of any Party or any other Person, and all rights and obligations of each Party shall cease; provided that (a) the Confidentiality Agreement and the agreements contained in Section 6.9(a), Section 6.11, this Section 10.2, Section 10.3 and Article XI hereof shall survive any termination of this Agreement and remain in full force and effect and (b) no such termination shall relieve any Party from any Liability arising out of or incurred as a result of its Fraud or its Willful and Material breach of this Agreement prior to such termination.

Section 10.3          Expense Reimbursement.

(a)            Notwithstanding Section 6.11, in the event there is a termination of this Agreement (other than by the Company pursuant to Section 10.1(d) due to a Willful and Material Breach by SPAC), the Reimbursable SPAC Expenses shall be borne and paid in the following manner: (i) first, the SPAC shall bear and pay up to $400,000 in Reimbursable SPAC Expenses and (ii) second, to the extent there remain Reimbursable SPAC Expenses after giving effect to Section 10.3(a)(i), the Company shall bear and pay the Reimbursable SPAC Expenses; provided, that, in no event shall the Company bear and pay Reimbursable SPAC Expenses pursuant to this Section 10.3(a)(ii) in excess of $1,500,000 (the payments by the Company contemplated by Section 10.3(a)(ii), the “Expense Reimbursement”).

(b)           Following the Execution Date, in the event that (i) a Reimbursable SPAC Expense becomes due and payable by the SPAC, (ii) the SPAC has already borne and paid $400,000 in Reimbursable SPAC Expenses, and (iii) the Company has borne and paid less than $1,500,000 in Reimbursable SPAC Expenses, the Company shall pay the SPAC, or any service provider designated by the SPAC in writing, such Reimbursable SPAC Expense by wire transfer of immediately available funds within ten (10) Business Days after the Company receives a written statement from the SPAC setting forth the amount of the Reimbursable SPAC Expense (along with reasonable supporting documentation).

(c)           In the event that the Expense Reimbursement is payable by the Company pursuant to Section 10.3(a), the Company shall pay the SPAC, or any service provider designated by the SPAC in writing, such Expense Reimbursement by wire transfer of immediately available funds within ten (10) Business Days after the Company receives a written statement from the SPAC setting forth the amount of the Expense Reimbursement.

(d)           In the event that the SPAC reasonably estimates that Reimbursable SPAC Expenses will exceed an aggregate of $1,900,000 (such excess, “Excess Reimbursable SPAC Expenses”), the SPAC shall deliver notice to the Company in writing (email being sufficient) (an “Excess Expense Notice”). Following receipt of an Excess Expense Notice, the Company and the SPAC shall negotiate in good faith to agree upon an allocation of all Excess Reimbursable SPAC Expenses. Upon delivery of an Excess Expense Notice and notwithstanding anything to the contrary in this Agreement, the SPAC shall not be required to incur any costs or expenses the SPAC reasonably determines to be Excess Reimbursable SPAC Expenses until the Company and the SPAC have agreed to the allocation described in the previous sentence (the “Excess Expenses Agreement Time”, and the time from the Excess Expense Notice and until the Excess Expenses Agreement Time, the “Limitation Period”).

Article XI
MISCELLANEOUS

Section 11.1         Amendment and Waiver. No amendment of any provision hereof shall be valid unless the same shall be in writing and signed by the SPAC and the Company (subject, to the extent required after the Requisite Company Stockholder Approval, to the applicable approvals of the Company Stockholders). No waiver of any provision or condition hereof shall be valid unless the same shall be in writing and signed by the Party against which such waiver is to be enforced. No waiver by any Party of any default, breach of representation or warranty or breach of covenant hereunder, whether intentional or not, shall be deemed to extend to any other, prior or subsequent default or breach or affect in any way any rights arising by virtue of any other, prior or subsequent such occurrence.

Section 11.2         Notices. All notices, demands, requests, instructions, claims, consents, waivers and other communications to be given or delivered under this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered (or, if delivery is refused, upon presentment), (b) when received by e-mail (with confirmation of transmission requested or received) prior to 5:00 p.m. Eastern Time on a Business Day, and, if otherwise, on the next Business Day, (c) one (1) Business Day following sending by reputable overnight express courier (charges prepaid) or (d) three (3) days following mailing by certified or registered mail, postage prepaid and return receipt requested. Unless another address is specified in writing pursuant to the provisions of this Section 11.2, notices, demands and communications to the Company and a SPAC Party shall be sent to their respective addresses indicated below (or to such other address or addresses as the Parties may from time to time designate in writing to one another):

Notices to the SPAC Parties: Banyan Acquisition Corporation 400 Skokie Blvd. Ste. 820 Northbrook, IL 60062 Attention: Jerry Hyman E-mail: jerry@banyanacquisition.com with copies (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10002
Attention: Carlo Zenkner, P.C.; Christian Nagler,

P.C.; Peter Seligson, P.C.; Peter C. Fritz;
E-mail: carlo.zenkner@kirkland.com;

christian.nagler@kirkland.com;

peter.seligson@kirkland.com;

peter.fritz@kirkland.com

Notices to the Company (prior to the Closing): Pinstripes, Inc. 1150 Willow Road Northbrook, IL 60062 Attention: Dale Schwartz E-mail: dale@pinstripes.com with copies (which shall not constitute notice) to:

Katten Muchin Rosenman LLP

525 W. Monroe St.

Chicago, IL 60661

Attention: Mark Wood; Christopher Atkinson;

Harold Davidson

Email: mark.wood@katten.com;

christopher.atkinson@katten.com;

harold.davidson@katten.com

Section 11.3         Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns; provided that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by any Party (including by operation of Law, including in connection with a merger or consolidation or conversion of the SPAC) without the prior written consent of the other Parties. Any purported assignment or delegation not permitted under this Section 11.3 shall be null and void.

Section 11.4         Severability. Whenever possible, each provision hereof (or part thereof) shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision hereof (or part thereof) or the application of any such provision (or part thereof) to any Person or circumstance shall be held to be prohibited by or invalid, illegal or unenforceable under applicable Law in any respect by a court of competent jurisdiction, such provision (or part thereof) shall be ineffective only to the extent of such prohibition or invalidity, illegality or unenforceability, without invalidating the remainder of such provision or the remaining provisions hereof. Furthermore, in lieu of such illegal, invalid or unenforceable provision (or part thereof), there shall be added automatically as a part hereof a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision (or part thereof) as may be possible.

Section 11.5         Interpretation. The headings and captions used herein and the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized terms used in any Schedule or Exhibit attached hereto and not otherwise defined therein shall have the respective meanings set forth herein. The use of the word “including” herein shall mean “including, without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import, when used herein, shall refer to this Agreement as a whole and not to any particular provision hereof. References herein to a specific Section, Subsection, Recital, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Exhibits hereof. Terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa. References herein to any gender shall include each other gender. The word “or” shall not be exclusive unless the context clearly requires the selection of one (1) (but not more than one) of a number of items. References to “written” or “in writing” include in electronic form. References herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and permitted assigns; provided, however, that nothing contained in this Section 11.5 is intended to authorize any assignment or transfer not otherwise permitted by this Agreement. References herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity. Any reference to “days” shall mean calendar days unless Business Days are specified; provided that, if any action is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter. References herein to any Contract (including this Agreement) mean such Contract as amended, restated, supplemented or modified from time to time in accordance with the terms thereof; provided that, with respect to any Contract listed (or required to be listed) on the Disclosure Schedules, all material amendments thereto (for the avoidance of doubt, excluding, in each case, any purchase orders, work orders or statements of work, in each case, in the Ordinary Course of Business and so long as such purchase order, work order or statement of work contains primarily economic terms) must also be listed on the appropriate section of the applicable schedule and disclosed. With respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”. References herein to any Law shall be deemed also to refer to such Law, as amended, and all rules and regulations promulgated thereunder. The word “extent” in the phrase “to the extent” (or similar phrases) shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. An accounting term not otherwise defined herein has the meaning assigned to it in accordance with GAAP. Except where otherwise provided, all amounts herein are stated and shall be paid in United States dollars. The Parties and their respective legal counsel have reviewed and negotiated this Agreement as the joint agreement and understanding of the Parties, and the language used herein shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Person. Any information or materials shall be deemed provided, made available or delivered to each SPAC Party if such information or materials have been uploaded to the electronic data room maintained by the Company and its financial advisor on the “Project Panther – External Data Room” online data site hosted by Box for purposes of the transactions contemplated hereby (the “Data Room”) or otherwise provided to the SPAC’s Representatives (including counsel) via e-mail, in each case, with respect to the representations and warranties contained in Article III and Article IV, at least one (1) Business Day prior to the Execution Date or the Closing Date, as applicable.

Section 11.6       Entire Agreement. This Agreement (together with the Disclosure Schedules and Exhibits to this Agreement), the Ancillary Agreements and the Confidentiality Agreement contain the entire agreement and understanding among the Parties with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements, understandings and discussions (including the letter of intent between the SPAC and the Company, dated as of April 25, 2023), whether written or oral, relating to such subject matter in any way. The Parties have voluntarily agreed to define their respective rights and Liabilities with respect to the Transactions exclusively pursuant to the express terms and provisions of this Agreement and the Ancillary Agreements, and the Parties disclaim that they are owed any duties or are entitled to any remedies not set forth in this Agreement and the Ancillary Agreements. Furthermore, this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations and no Person has any special relationship with another Person that would justify any expectation beyond that of an ordinary buyer and an ordinary seller in an arm’s-length transaction. Notwithstanding anything to the contrary in this Section 11.6, in the event the Closing is not consummated pursuant to this Agreement, nothing set forth in this Agreement shall in any way amend, alter, terminate, supersede or otherwise affect the Parties’ or their respective Affiliates’ Equity Interests or any Contract to which the Parties or their respective Affiliates are party or are bound (other than (x) this Agreement and (y) the Confidentiality Agreement), including the certificates of incorporation, formation or limited partnership, bylaws, limited liability company or operating agreements, limited partnership agreements and/or other similar Governing Documents of any of the Parties or their respective Subsidiaries.

Section 11.7          Governing Law; Waiver of Jury Trial; Jurisdiction. The Law of the State of Delaware shall govern (a) all claims or matters related to or arising from this Agreement (including any tort or non-contractual claims) and (b) any questions concerning the construction, interpretation, validity and enforceability hereof, and the performance of the obligations imposed by this Agreement, in each case, without giving effect to any choice-of-law or conflict-of-laws rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware. EACH PARTY TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE BETWEEN OR AMONG ANY OF SUCH PARTIES (WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH OR RELATED OR INCIDENTAL TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY AND/OR THE RELATIONSHIPS ESTABLISHED AMONG THE PARTIES UNDER THIS AGREEMENT. THE PARTIES HERETO FURTHER WARRANT AND REPRESENT THAT EACH HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. Each of the Parties submits to the exclusive jurisdiction of first, the Court of Chancery of the State of Delaware or, in the event, but only in the event, that the Court of Chancery of the State of Delaware does not have subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the applicable Proceeding is vested exclusively in the federal courts of the United States of America, the United States District Court for the District of Delaware, in any Proceeding arising out of or relating to this Agreement, and agrees that all claims in respect of any such Proceeding shall be heard and determined in any such court and agrees not to bring any Proceeding arising out of or relating to this Agreement in any other courts. Nothing in this Section 11.7, however, shall affect the right of any Party to serve legal process in any other manner permitted by Law or at equity. Each Party agrees that a final judgment in any Proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by Law or at equity.

Section 11.8        Non-Survival. The Parties, intending to modify any applicable statute of limitations, agree that none of the representations, warranties, covenants or agreements set forth in this Agreement or in any Ancillary Agreement or any certificate or Letter of Transmittal delivered hereunder, including any rights arising out of any breach of such representations, warranties, covenants or agreements, shall survive the Closing (and there shall be no Liability after the Closing in respect thereof), in each case, except for those covenants and agreements that by their respective terms contemplate performance, in each case, in whole or in part, after the Closing, and then only with respect to the period following the Closing (including any breaches occurring after the Closing), which shall survive until thirty (30) days following the date of the expiration, by its terms, of the obligation of the applicable Party under such covenant or agreement. Notwithstanding anything to the contrary contained herein, none of the provisions set forth herein shall be deemed a waiver by any Party of any right or remedy which such Party may have at Law or in equity in the case of Fraud.

Section 11.9         Trust Account Waiver. Reference is made to the SPAC’s final prospectus, dated as of January 19, 2022, and filed with the SEC (the “Prospectus”). The Company understands that the SPAC has established the Trust Account containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the SPAC’s public shareholders (the “Public Stockholders”) and certain other parties (including the underwriters of the IPO), and that the SPAC may only disburse monies from the Trust Account as described in the Prospectus. For and in consideration of the SPAC’s entry into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company hereby agrees that it does not now have nor shall it have at any time hereafter any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom to (a) the Public Stockholders upon the redemption of their respective shares in the SPAC Share Redemption, and (b) the underwriters of the IPO in respect of their respective deferred underwriting commissions of funds held in the Trust Account, in each case, as set forth in the Trust Agreement (collectively, the “Trust Distributions”), nor does it have a right to make any claim against the Trust Account (including any Trust Distributions) arising as a result of, in connection with or relating in any way to this Agreement, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). The Company, on behalf of itself, its controlled Affiliates, the Company Subsidiaries and their controlled Affiliates (collectively, the “Releasing Parties”) hereby irrevocably waives any Released Claims that any of the Releasing Parties may have against the Trust Account (including any Trust Distributions) now or in the future as a result of, or arising out of, this Agreement and will not seek recourse against the Trust Account (including any Trust Distributions) for any reason whatsoever as a result of, or arising out of, this Agreement (including for an alleged breach of this Agreement). The Company (on behalf of the Releasing Parties) agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by the SPAC to induce the SPAC to enter into this Agreement. To the extent a Releasing Party commences any action or proceeding based upon, in connection with, relating to or arising out of this Agreement, which proceeding seeks, in whole or in part, monetary relief against the SPAC, the Company hereby acknowledges and agrees that its remedy shall be against funds held outside of the Trust Account and that such claim shall not permit the Releasing Party to have any claim against the Trust Account (including any Trust Distributions) or any amounts contained therein. Notwithstanding the foregoing or anything to the contrary contained herein, the foregoing waiver will not limit or prohibit a Releasing Party from pursuing a claim against the SPAC or Merger Sub or any other Person (i) for legal relief against monies or other assets of the SPAC or Merger Sub held outside of the Trust Account or for specific performance or other equitable relief in connection with the Transactions (including a claim for the SPAC or Merger Sub to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the SPAC Share Redemption and payment of any deferred underwriting commissions)) or (ii) for damages for breach of this Agreement against the SPAC (or any successor entity) or Merger Sub in the event this Agreement is terminated for any reason and the SPAC consummates a business combination transaction with another party.

Section 11.10       Counterparts; Electronic Delivery. This Agreement, the Ancillary Agreements and the other agreements, certificates, instruments and documents delivered pursuant to this Agreement may be executed and delivered in one (1) or more counterparts and by email or other electronic transmission, each of which shall be deemed an original and all of which shall be considered one and the same instrument. No Party shall raise the use of email to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of email as a defense to the formation or enforceability of a Contract and each Party forever waives any such defense.

Section 11.11      Specific Performance. Each Party acknowledges and agrees that the rights of each Party to consummate the transactions contemplated hereby are unique and recognizes and affirms that, in the event any of the provisions hereof are not performed in accordance with their respective specific terms or otherwise are breached, money damages would be inadequate (and therefore, the non-breaching Party would have no adequate remedy at Law) and the non-breaching Party would be irreparably damaged. Accordingly, each Party agrees that each other Party shall be entitled to specific performance, an injunction or other equitable relief (without the posting of a bond or other security or needing to prove irreparable harm) to prevent breaches of the provisions hereof and to enforce specifically this Agreement or any Ancillary Agreement to the extent expressly contemplated herein and the terms and provisions hereof or thereof in any Proceeding, in addition to any other remedy to which such Person may be entitled. Each Party agrees that it will not oppose the granting of specific performance or other equitable relief on the basis that any of the other Parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in accordance with this Section 11.11 shall not be required to prove economic harm or provide any bond or other security in connection with any such injunction.

Section 11.12       No Third-Party Beneficiaries. This Agreement is for the sole benefit of the Parties and their respective permitted assigns and nothing herein expressed or implied shall give or be construed to give any Person, other than the Parties and such permitted assigns, any legal or equitable rights hereunder (other than (x) Non-Party Affiliates, each of whom is an express third-party beneficiary hereunder to the provisions of Section 11.14 and (y) the SPAC Indemnified Persons and the Company Indemnified Persons, each of whom is an express third-party beneficiary hereunder to the provisions of Section 6.13).

Section 11.13       Schedules and Exhibits. All Schedules and Exhibits attached hereto or referred to herein are (a) each hereby incorporated in and made a part of this Agreement as if set forth in full herein and (b) qualified in their entirety by reference to specific provisions of this Agreement. Any fact or item disclosed in any Section of the Schedules shall be deemed disclosed in each other Section of the applicable Schedule to which such fact or item may apply so long as (i) such other Section is referenced by applicable cross-reference or (ii) it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such other Section or portion of the Schedule. The headings contained in the Schedules are for convenience of reference only and shall not be deemed to modify or influence the interpretation of the information contained in the Schedules. The Schedules are not intended to constitute, and shall not be construed as, an admission or indication to any third party that any fact or item is required to be disclosed. The Schedules shall not be deemed to expand in any way the scope or effect of any representations, warranties or covenants described herein. Any fact or item, including the specification of any dollar amount, disclosed in the Schedules shall not, by reason only of such inclusion, be deemed to be material, to establish any standard of materiality or to define further the meaning of such terms for purposes hereof, or represent a determination that such item or matter did not arise in the Ordinary Course of Business, and matters reflected in the Schedules are not necessarily limited to matters required by this Agreement to be reflected therein and may be included solely for information purposes. Moreover, in disclosing the information in the Schedules, the Parties, to the fullest extent permitted by Law, expressly do not waive any attorney-client privilege associated with such information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed or discussed therein. The information contained in the Schedules shall be kept strictly confidential in accordance with Section 6.5 by the Parties and no third party may rely on any information disclosed or set forth therein.

Section 11.14       No Recourse. Notwithstanding anything that may be expressed or implied herein or any document, agreement or instrument delivered contemporaneously herewith, with the Original Agreement or the Initial Amended and Restated Agreement, each Party, by its acceptance of the benefits of this Agreement, covenants, agrees and acknowledges that no Persons other than the Parties shall have any obligation hereunder and that it has no rights of recovery hereunder against, and no recourse hereunder or under any documents, agreements or instruments delivered contemporaneously herewith, with the Original Agreement or the Initial Amended and Restated Agreement or in respect of any oral representations made or alleged to be made in connection herewith or therewith shall be had against, any former, current or future director, officer, agent, Affiliate, manager, assignee, incorporator, controlling Person, fiduciary, representative or employee of any Party (or any of their respective successors or permitted assigns), against any former, current or future general or limited partner, manager, shareholder or member of any Party (or any of their respective successors or permitted assigns) or any Affiliate thereof or against any former, current or future director, officer, agent, employee, Affiliate, manager, assignee, incorporator, controlling Person, fiduciary, representative, general or limited partner, shareholder, manager or member of any of the foregoing, but, in each case, not including the Parties (each, but excluding, for the avoidance of doubt, the Parties, a “Non-Party Affiliate”), whether by or through attempted piercing of the corporate veil, by or through a claim (whether in tort, Contract or otherwise), by or on behalf of such Party against a Non-Party Affiliate, by the enforcement of any assessment or by any Proceeding, or by virtue of any statute, regulation or other applicable Law, or otherwise; it being agreed and acknowledged that no personal Liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Non-Party Affiliate, as such, for any obligations of the applicable Party under this Agreement or the transactions contemplated hereby, or under any documents or instruments delivered contemporaneously herewith, with the Original Agreement or the Initial Amended and Restated Agreement, at or prior to Closing, in respect of any oral representations made or alleged to be made in connection herewith or therewith, or for any claim (whether in tort, Contract or otherwise) based on, in respect of or by reason of such obligations or their respective creation. Notwithstanding the foregoing, a Non-Party Affiliate may have obligations under any documents, agreements or instruments delivered contemporaneously herewith, with the Original Agreement or the Initial Amended and Restated Agreement or otherwise contemplated hereby if such Non-Party Affiliate is party to or bound by such document, agreement or instrument. Except to the extent otherwise set forth herein, and subject in all cases to the terms and conditions and limitations herein, this Agreement may only be enforced against, and any claim or cause of action of any kind based upon, arising out of or related to this Agreement, or the negotiation, execution or performance hereof, may only be brought against the entities that are named as Parties and then only with respect to the specific obligations set forth herein with respect to any such Party. Each Non-Party Affiliate is intended as a third-party beneficiary of this Section 11.14.

Section 11.15       Equitable Adjustments. If the SPAC Class A Shares, the SPAC Class B Shares or the SPAC New Common Shares shall have been changed into a different number of units or shares or a different class, with the prior written consent of the Company, by reason of any stock dividend, share recapitalization, subdivision, reclassification, recapitalization, split, combination, consolidation or exchange of shares, or any similar event shall have occurred, then any number or amount contained herein which is based upon the number of shares or units of SPAC Shares or SPAC New Common Shares will be appropriately adjusted to provide to the Company Stockholders and the SPAC Stockholders the same economic effect as contemplated hereby prior to such event.

Section 11.16       Legal Representation and Privilege.

(a)            The Company.

(i)             Each Party hereby agrees, on behalf of itself, its Affiliates and its and their respective directors, managers, officers, owners and employees, and each of their respective successors and assigns (all such parties, collectively, the “Waiving Parties”), that Katten Muchin Rosenman LLP (or any successor thereto) (“Katten”) may represent the Company or any of the Company Equityholders and/or any of their respective directors, managers, officers, owners, employees, Subsidiaries, Affiliates or Representatives (collectively, the “Company Group”), in connection with any dispute, claim, Proceeding or Liability arising out of or relating to this Agreement, any Ancillary Agreement or the Transactions (any such representation, the “Company Post-Closing Representation”), notwithstanding its representation (or any continued representation) of any Group Company or the SPAC in connection with the transactions contemplated by this Agreement, and each Party, on behalf of itself and the Waiving Parties, hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest or any objection arising therefrom or relating thereto, even though the interests of the Company Post-Closing Representation may be directly adverse to any of the Waiving Parties. Each of the Parties acknowledges and agrees that the foregoing provision applies whether or not Katten provides legal services to any Group Company after the Closing Date.

(ii)            Each of the Parties, for itself and the Waiving Parties, hereby irrevocably acknowledges and agrees that all communications among Katten (or any other counsel that represented any Group Company), the Group Companies and/or any member of the Company Group made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute, claim, Proceeding or Liability arising out of or relating to, this Agreement, any Ancillary Agreement or the Transactions or any matter relating to any of the foregoing are privileged communications, and shall remain privileged after the Closing, and the attorney-client privilege and the expectation of client confidence and work product and other immunities belong solely to the applicable Group Company (but, in all cases, for the avoidance of doubt, excluding any other Subsidiary of the SPAC) and are exclusively controlled by the applicable Group Company, and shall not pass to or be claimed by the SPAC, any other Subsidiary of the SPAC or any other Party or Waiving Party, other than the Company. From and after the Closing, each Party (other than the Company) shall not, and shall cause its Waiving Parties not to, access the same or seek to obtain the same by any process. From and after the Closing, each of the Parties (other than the Company), on behalf of itself and the Waiving Parties, irrevocably waives and will not assert any attorney-client privilege or work product or other immunities with respect to any communication among Katten (or any other counsel that represented any of the Group Companies), any Group Company and/or any member of the Company Group prior to the Closing in connection with any Company Post-Closing Representation. Notwithstanding the foregoing, in the event that a dispute arises between any Party or any of its Waiving Parties, on the one hand, and a third party, on the other hand, such Party or its Waiving Party, as applicable, may assert the attorney-client privilege or work product or other immunities to prevent disclosure of confidential communications to such third party; provided, however, that no Party (or its Waiving Party) may waive such privilege or other immunity without the prior written consent of the Company.

(b)           SPAC.

(i)            Each Party hereby agrees, on behalf of itself and the Waiving Parties, that Kirkland & Ellis LLP (“Kirkland”) (or any successor thereto) may represent the Sponsor, the other equityholders of the SPAC prior to the Closing or the equityholders of the Sponsor and/or any of their respective directors, managers, officers, owners, employees, Affiliates or Representatives (the “Sponsor Group”) (it being understood and agreed that no Group Company shall be deemed an Affiliate for purposes of this definition) in connection with any dispute, claim, Proceeding or Liability arising out of or relating to this Agreement, any Ancillary Agreement or the Transactions (any such representation, the “SPAC Post-Closing Representation”), notwithstanding its representation (or any continued representation) of the SPAC Parties in connection with the transactions contemplated by this Agreement, and each Party, on behalf of itself and the Waiving Parties, hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest or any objection arising therefrom or relating thereto, even though the interests of the SPAC Post-Closing Representation may be directly adverse to any of the Waiving Parties. Each of the Parties acknowledges and agrees that the foregoing provision applies whether or not Kirkland provides legal services to the SPAC Parties after the Closing Date.

(ii)            Each of the Parties, for itself and the Waiving Parties, hereby irrevocably acknowledges and agrees that all communications among Kirkland (or any other counsel that represented any of the SPAC Parties), the SPAC and/or any member of the Sponsor Group made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute, claim, Proceeding or Liability arising out of or relating to, this Agreement, any Ancillary Agreement or the Transactions or any matter relating to any of the foregoing are privileged communications, and shall remain privileged after the Closing, and the attorney-client privilege and the expectation of client confidence and work product and other immunities belong solely to the SPAC and are exclusively controlled by the SPAC, and shall not pass to or be claimed by any other Party or Waiving Party, other than the SPAC. From and after the Closing, each Party (other than the SPAC) shall not, and shall cause its Waiving Parties not to, access the same or seek to obtain the same by any process. From and after the Closing, each of the Parties (other than the SPAC), on behalf of itself and the Waiving Parties, irrevocably waives and will not assert any attorney-client privilege or work product or other immunities with respect to any communication among Kirkland (or any other counsel that represented the SPAC), the SPAC and/or any member of the Sponsor Group occurring prior to the Closing in connection with any SPAC Post-Closing Representation. Notwithstanding the foregoing, in the event that a dispute arises between any Party or any of its Waiving Parties, on the one hand, and a third party, on the other hand, such Party or its Waiving Party, as applicable, may assert the attorney-client privilege or work product or other immunities to prevent disclosure of confidential communications to such third party; provided, however, that no Party (or its Waiving Party) may waive such privilege or other immunity without the prior written consent of the SPAC.

Section 11.17       Acknowledgements.

(a)            The Company. The Company specifically acknowledges and agrees to the SPAC’s disclaimers of any representations or warranties other than those set forth in (i) Article IV, (ii) any Ancillary Agreement to which any of the SPAC Parties is party or (iii) any certificate delivered by any of the SPAC Parties pursuant to this Agreement or any such Ancillary Agreement, whether made by one (1) of the SPAC Parties or any of their respective Affiliates or representatives, and of all Liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to the Company, its Affiliates or Representatives (including any opinion, information, projection or advice that may have been or may be provided to the Company, its Affiliates or Representatives by either the SPAC Parties or any of their respective Affiliates or Representatives), other than those set forth in (x) Article IV, (y) any Ancillary Agreement to which any of the SPAC Parties is party or (z) any certificate delivered by any of the SPAC Parties pursuant to this Agreement or any such Ancillary Agreement. The Company (I) specifically acknowledges and agrees that, except for the representations and warranties set forth in (A) Article IV, (B) any Ancillary Agreement to which any of the SPAC Parties is party or (C) any certificate delivered by any of the SPAC Parties pursuant to this Agreement or any such Ancillary Agreement, neither the SPAC Parties nor any of their respective Affiliates or Representatives has made any other express or implied representation or warranty with respect to the SPAC Parties, their respective assets or Liabilities, their respective business or the Transactions, and (II) with respect to the SPAC Parties, irrevocably and unconditionally waives and relinquishes any and all rights, Proceedings or causes of action (in each case, whether accrued, absolute, contingent or otherwise, known or unknown, or due or to become due, express or implied, in law or in equity, or based on contract, tort or otherwise) based on or relating to any such other representation or warranty.

(b)           SPAC. Each SPAC Party specifically acknowledges and agrees to the Company’s disclaimer of any representations or warranties other than those set forth in (i) Article III, (ii) any Ancillary Agreement to which the Company is party or (iii) any certificate delivered by the Company pursuant to this Agreement, whether made by the Company or any of its Affiliates or Representatives, and of all Liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to any of the SPAC Parties or any of their respective Affiliates or Representatives (including any opinion, information, projection or advice that may have been or may be provided to any of the SPAC Parties or any of their respective Affiliates or Representatives by the Company or any of its Affiliates or Representatives), other than those set forth in (x) Article III, (y) any Ancillary Agreement to which the Company is party or (z) any certificate delivered by the Company pursuant to this Agreement. Each SPAC Party (I) specifically acknowledges and agrees that, except for the representations and warranties set forth in (A) Article III, (B) any Ancillary Agreement to which the Company is party or (C) any certificate delivered by the Company pursuant to this Agreement, neither the Company nor any of its Affiliates or Representatives has made any other express or implied representation or warranty with respect to any Group Company, any of their respective assets or Liabilities or business or the Transactions, and (II) with respect to the Group Companies, irrevocably and unconditionally waives and relinquishes any and all rights or Proceedings (in each case, whether accrued, absolute, contingent or otherwise, known or unknown, or due or to become due, express or implied, in law or in equity, or based on contract, tort or otherwise) based on or relating to any such other representation or warranty.

* * * * *

Each of the undersigned has caused this Second Amended and Restated Business Combination Agreement to be duly executed as of the date first above written.

SPAC PARTIES:

PANTHER MERGER SUB INC.

By:	/s/ Keith Jaffee
Name: Keith Jaffee
Title: President

BANYAN ACQUISITION CORPORATION

By:	/s/ Keith Jaffee
Name: Keith Jaffee
Title: Chief Executive Officer

COMPANY:

PINSTRIPES, INC.

By:	/s/ Dale Schwartz
Name: Dale Schwartz
Title: Chief Executive Officer

Signature Page to Second Amended and Restated Business Combination Agreement

EXHIBIT A

SERIES I PREFERRED STOCK PURCHASE AGREEMENT

(see attached)

Exhibit A to Second Amended and Restated Business Combination Agreement

EXHIBIT B-1

SECURITY HOLDER SUPPORT AGREEMENT

(see attached)

Exhibit B-1 to Second Amended and Restated Business Combination Agreement

EXHIBIT B-2

LOCKUP AGREEMENT

(see attached)

Exhibit B-1 to Second Amended and Restated Business Combination Agreement

EXHIBIT C

SPONSOR LETTER AGREEMENT

(see attached)

Exhibit C to Second Amended and Restated Business Combination Agreement

EXHIBIT D

FORMS OF SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF THE SPAC AND SECOND AMENDED AND RESTATED BYLAWS OF THE SPAC

(see attached)

Exhibit D to Second Amended and Restated Business Combination Agreement

EXHIBIT E

FORM OF DIRECTOR DESIGNATION AGREEMENT

(see attached)

Exhibit E to Second Amended and Restated Business Combination Agreement

EXHIBIT F

FORM OF LETTER OF TRANSMITTAL

(see attached)

Exhibit F to Second Amended and Restated Business Combination Agreement

EXHIBIT G

POST-CLOSING DIRECTORS AND OFFICERS

Company Director

•	Dale Schwartz*

Company Officer

•	Dale Schwartz, as Chief Executive Officer, President and Secretary

SPAC Directors

•	Class I – Dr. Dan Goldberg* and another individual to be designated after the Execution Date by the Company*

•	Class II – Yorgo Koutsogiorgas* and Larry Kadis*

•	Class III – Dale Schwartz*, Jack Greenberg* and Jerry Hyman (the “SPAC Designated Director”)

SPAC Officers

•	Dale Schwartz, as Chief Executive Officer

* = Designated by the Company

Exhibit G to Second Amended and Restated Business Combination Agreement

EXHIBIT H

FORM OF COMPANY WRITTEN CONSENT

(see attached)

Exhibit H to Second Amended and Restated Business Combination Agreement

Exhibit 10.1

November 22, 2023

Banyan Acquisition Corporation

400 Skokie Blvd., Suite 820

Northbrook, IL 60062

Reference is made to that certain Second Amended and Restated Business Combination Agreement (the “BCA”), dated as of the date hereof, by and among Pinstripes, Inc., a Delaware corporation (the “Company”), Banyan Acquisition Corporation, a Delaware corporation (“SPAC”), and Panther Merger Sub Inc., a Delaware corporation and wholly owned direct subsidiary of SPAC (“Merger Sub”). This letter agreement (this “Letter Agreement”) is being entered into and delivered in connection with the transactions contemplated by the BCA and hereby amends and restates in its entirety that certain letter agreement (the “Prior Letter Agreement”), dated as of June 22, 2023 (the “Prior Letter Agreement Date”), by and among the SPAC, the Company and each of Banyan Acquisition Sponsor LLC, a Delaware limited liability company (the “Sponsor”), and George Courtot, Bruce Lubin, Otis Carter, Kimberley Annette Rimsza, Matt Jaffee and Brett Biggs (the “Insiders”, together with the Sponsor, the “Founder Shareholders”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the BCA.

In consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, SPAC, the Company and each Founder Shareholder hereby agree as follows:

1.	Each Founder Shareholder represents and warrants that such Founder Shareholder holds the number of Founders Shares set forth opposite such Founder Shareholder’s name on Exhibit A under the heading “Total Shares”. As used herein, “Founders Shares” means, collectively, (i) shares of Class A common stock, par value $0.0001 per share, of SPAC, (ii) shares of Class B common stock, par value $0.0001 per share, of SPAC and (iii) shares of undesignated preferred stock, par value $0.0001 per share, of SPAC. Each Founder Shareholder hereby represents that it has not acquired, and agrees that such Founder Shareholder shall not acquire, record or beneficial ownership of any other equity securities of SPAC after the Prior Letter Agreement Date.

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2.	With respect to the number of Founders Shares set forth opposite each Founder Shareholder’s name on Exhibit A under the heading “Sponsor Forfeiture Shares” (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to capital stock of SPAC) (the “Sponsor Forfeiture Shares”), during the period commencing on the Prior Letter Agreement Date and ending on the earlier of (A) the date that is five years after the Closing, (B) the date on which such Sponsor Forfeiture Shares are no longer subject to forfeiture in accordance with Section 3 or Section 4 below, and (C) the valid termination of the BCA pursuant to Article X thereof, each Founder Shareholder agrees that it shall not (a) sell, assign, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase, or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the SEC promulgated thereunder with respect to, any Sponsor Forfeiture Shares, (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Sponsor Forfeiture Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (c) publicly announce any intention to effect any transaction specified in clauses (a) or (b); provided, that (i) each Founder Shareholder may transfer Sponsor Forfeiture Shares as contemplated by clauses (a) through (e) of Section 7(c) of the Initial Letter Agreement (as defined below) if, and only if, the transferee of such Sponsor Forfeiture Shares evidences in writing reasonably satisfactory to the Company such transferee’s agreement to be bound by and subject to the terms and provisions hereof to the same effect as the Founder Shareholders and (ii) notwithstanding anything to the contrary contained herein, at the Closing, the Sponsor may transfer up to a maximum aggregate of (x) 1,000,000 Sponsor Forfeiture Shares in connection with any Non-Redemption Agreement and Assignment of Economic Interest entered into by SPAC and the Sponsor prior to the Prior Letter Agreement Date (the “Non-Redemption Shares”) and (y) 2,000,000 Sponsor Forfeiture Shares (“Reserved Shares”) to investors in, and only in connection with, the Bridge Financing (such shares, to the extent transferred or committed to be transferred to Bridge Financing investors, the “Bridge Financing Shares”) and/or the PIPE Investment (such shares, to the extent transferred or committed to be transferred to PIPE Investors, the “PIPE Investment Shares”, together with the Bridge Financing Shares, the “Released Shares”); provided that, in the case of (1) the Non-Redemption Shares and the Bridge Financing Shares, each transferee of any such Sponsor Forfeiture Shares evidences in writing reasonably satisfactory to the Company such transferee’s agreement to be bound by and subject to the Amended Lockup Period (as defined below) to the same effect as the Founder Shareholders and (2) the PIPE Investment Shares, the Sponsor uses its commercially reasonable efforts to cause each transferee of any such Sponsor Forfeiture Shares to evidence in writing reasonably satisfactory to the Company such transferee’s agreement to be bound by and subject to the Amended Lockup Period (as defined below) to the same effect as the Founder Shareholders. Notwithstanding anything to the contrary in this Letter Agreement, the Non-Redemption Shares, the Bridge Financing Shares and the PIPE Investment Shares shall not be subject to Section 3 or Section 4. To the extent that, as of the Closing, the number of Released Shares is less than 2,000,000 (with the Reserved Shares that are not Released Shares being the “Non-Transferred Reserved Shares”), the lesser of (i) fifty percent (50%) of the Non-Transferred Reserved Shares and (ii) 250,000 Non-Transferred Reserved Shares, shall be retained by the Sponsor (the “Sponsor Non-Transferred Reserved Shares”) and all Non-Transferred Reserved Shares in excess of the Sponsor Non-Transferred Reserved Shares shall be forfeited at the Closing with no consideration to the Sponsor. The Sponsor Non-Transferred Reserved Shares shall cease to be Sponsor Forfeiture Shares upon the Closing and shall be fully vested and shall cease to otherwise be subject to this Letter Agreement.

3.	The Sponsor Forfeiture Shares shall be subject to the following vesting and forfeiture terms:

a)         Upon the date on which the daily volume-weighted average sale price of one share of common stock of SPAC quoted on the New York Stock Exchange (or, if not the New York Stock Exchange, the principal securities exchange on which the shares of common stock of SPAC are then listed) is greater than or equal to $12.00 for any twenty (20) Trading Days (as defined below) (which may or may not be consecutive) within any thirty (30) consecutive Trading Day period commencing five months after the Closing Date and ending on the fifth anniversary of the Closing Date, then 50% of the Sponsor Forfeiture Shares (pro rata among each Founder Shareholder) will vest and no longer be subject to forfeiture and shall no longer be subject to Section 2.

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b)         Upon the date on which the daily volume-weighted average sale price of one share of common stock of SPAC quoted on the New York Stock Exchange (or, if not the New York Stock Exchange, the principal securities exchange on which the shares of common stock of SPAC are then listed) is greater than or equal to $14.00 for any twenty (20) Trading Days (which may or may not be consecutive) within any thirty (30) consecutive Trading Day period commencing at least five months after the Closing Date and ending on the fifth anniversary of the Closing Date, then the remaining Sponsor Forfeiture Shares will vest and no longer be subject to forfeiture and shall no longer be subject to Section 2.

c)         On the date that is the five-year anniversary of the Closing Date, the Founder Shareholders shall forfeit all unvested Sponsor Forfeitures Shares which remain subject to forfeiture, if any.

d)         For the avoidance of doubt, 666,667 shares of Class A Common Stock and 1,698,459 shares of Class B Common Stock of the Founders Shares held by the Sponsor and 49,875 shares of Class B Common Stock of the Founders Shares held by the Insiders will, at the Effective Time, (i) automatically convert into SPAC Class A common stock (if such Founders Shares are Class B Common Stock) and (ii) become fully vested and shall not be subject to any vesting and forfeiture provisions.

The price targets set forth above shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to common stock of SPAC.

For purposes hereof, “Trading Day” means any day on which shares of common stock of SPAC are actually traded on the New York Stock Exchange (or, if not the New York Stock Exchange, the principal securities exchange on which the shares of common stock of SPAC are then listed).

For so long as any Sponsor Forfeiture Shares remain subject to vesting and forfeiture, if SPAC pays or makes any dividends or distributions to the holders of SPAC New Common Shares, the holders of the Sponsor Forfeiture Shares shall not receive any such dividends or distributions but instead shall receive a Dividend Equivalent for each Sponsor Forfeiture Share held thereby; provided, however, that the unvested Sponsor Forfeiture Shares shall not entitle the holder thereof to consideration in connection with any sale or other transaction (other than pursuant to Section 4) or be subject to execution, attachment or similar process, and shall bear a customary legend with respect to such vesting and forfeiture provisions. For purposes hereof, “Dividend Equivalent” means, in connection with SPAC’s payment or making of a distribution or dividend, the right to receive from SPAC, upon the vesting of the Sponsor Forfeiture Share for which such right is issued, the dividend or distribution paid or made in respect of each SPAC New Common Share.

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4.	If, during the five-year period beginning on the first day after the Closing, there is a Change of Control (as defined below) pursuant to which SPAC or its stockholders have the right to receive consideration implying a value per share of common stock of SPAC (as agreed in good faith by the Sponsor and the board of directors of SPAC) of:

a)         less than $12.00, then immediately prior to such Change of Control, each of the Founder Shareholders shall forfeit 100% of the Sponsor Forfeiture Shares of such Founder Shareholder that have not vested earlier pursuant to Section 3(a) and/or Section 3(b);

b)         greater than or equal to $12.00 but less than $14.00, then (A) immediately prior to such Change of Control, each of the Founder Shareholders shall forfeit 50% of the Sponsor Forfeiture Shares of such Founder Shareholder, and (B) thereafter, the remaining Sponsor Forfeiture Shares shall no longer be subject to forfeiture (it being understood and agreed that if Sponsor Forfeiture Shares vested earlier pursuant to Section 3(a) but not Section 3(b), then immediately prior to such Change of Control, each of the Founder Shareholders shall forfeit 100% of the remaining unvested Sponsor Forfeiture Shares of such Founder Shareholder, and if Sponsor Forfeiture Shares were vested fully earlier pursuant to both Section 3(a) and Section 3(b), then the Founder Shareholders shall not forfeit any of the Sponsor Forfeiture Shares in connection with the Change of Control); or

c)         greater than or equal to $14.00, then (A) each of the Founder Shareholders shall forfeit zero Sponsor Forfeiture Shares in connection with the Change of Control, and (B) thereafter, the Sponsor Forfeiture Shares shall no longer be subject to forfeiture.

The parties hereto acknowledge and agree that if the consideration payable in a Change of Control consists in whole or in part of securities publicly traded on a securities exchange or other trading market, the value of each such security shall be deemed to be the volume-weighted average sale price of one share (or other applicable unit) of such security on the principal securities exchange or trading market therefor over a consecutive 15 Trading Day period ending on the Trading Day immediately preceding the day upon which the Change of Control is first publicly announced. For clarity, Sponsor Forfeiture Shares that cease to be subject to forfeiture pursuant to Section 3 or Section 4 shall be entitled to receive the consideration received by the other holders of SPAC New Common Shares in the Change of Control. The price targets set forth above shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to common stock of SPAC. The parties hereto hereby acknowledge and agree that, for purposes of this Section 4, the value per share of common stock implied by the consideration received by SPAC or its stockholders pursuant to a Change of Control shall be calculated inclusive of the consideration received by the Founder Shareholders in respect of any Sponsor Forfeiture Shares that have not vested prior to, but vest upon, such Change of Control and taking into account any such Sponsor Forfeiture Shares.

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For purposes hereof, “Change of Control” means any transaction or series of transactions (a) constituting a merger, consolidation, reorganization or other business combination or equity or similar investment, however effected, following which either (i) the members of the board of directors of SPAC immediately prior to such merger, consolidation, reorganization or other business combination or equity or similar investment do not constitute at least a majority of the board of directors of the company surviving the combination or, if the surviving company is a subsidiary, the ultimate parent thereof or (ii) the voting securities of SPAC immediately prior to such merger, consolidation, reorganization or other business combination or equity or similar investment do not continue to represent or are not converted into fifty percent (50%) or more of the combined voting power of the then outstanding voting securities of the Person resulting from such combination or, if the surviving company is a subsidiary, the ultimate parent thereof; or (b) the result of which is a sale of 50% or more of the assets of SPAC to any Person.

5.	Each Founder Shareholder hereby agrees, from the Prior Letter Agreement Date until the earlier of the Closing and the valid termination of the BCA pursuant to Article X thereof, (a) to vote (or cause to be voted) or execute and deliver a written consent (or cause a written consent to be executed and delivered) at any meeting of the shareholders of SPAC, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the shareholders of SPAC is sought, all of such Founder Shareholder’s Founders Shares (together with any other equity securities of SPAC that such Founder Shareholder held of record or beneficially as of the Prior Letter Agreement Date or acquires (or has acquired) record or beneficial ownership of after the Prior Letter Agreement Date, collectively, the “Subject SPAC Equity Securities”) (i) in favor of the SPAC Stockholder Voting Matters, (ii) against any merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by SPAC (other than the BCA and the Transactions), (iii) against any proposal in opposition to approval of the BCA or in competition with or inconsistent with the BCA or the Transactions, and (iv) against any proposal, action or agreement that would (A) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of SPAC or Merger Sub under the BCA or (B) result in any of the conditions set forth in Article IX of the BCA not being fulfilled, (b) not to redeem, elect to redeem or tender or submit any of its Subject SPAC Equity Securities for redemption in connection with the BCA or the Transactions, (c) not to commit or agree to take any action inconsistent with the foregoing, and (d) to comply with, and fully perform all of its obligations, covenants and agreements set forth in, the Initial Letter Agreement, including the agreement by such Founder Shareholder pursuant to Section 1 therein not to redeem any Shares (as defined therein) owned thereby in connection with the shareholder approval in connection with the Transactions. Each Founder Shareholder further hereby agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any Proceeding, against SPAC, Merger Sub, the Company or any of their respective successors, directors or officers (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Letter Agreement or the BCA or (b) alleging a breach of any fiduciary duty of any Person in connection with the evaluation, negotiation or entry into this Letter Agreement or the BCA.

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6.	SPAC and the Founder Shareholders have previously entered into that certain letter agreement, dated January 19, 2022, in connection with the initial public offering of SPAC (the “Initial Letter Agreement”).

a)      The parties hereto acknowledge and agree that the Initial Letter Agreement shall survive the consummation of the Transactions in accordance with its terms (other than as modified by this Letter Agreement), and each Founder Shareholder shall comply with, and fully perform all of such Founder Shareholder’s obligations, covenants and agreements set forth in, the Initial Letter Agreement (including, for the avoidance of doubt, the lock-up provisions in Section 7 thereof; provided, however, effective as of the Closing Date that the one-year lock-up period contained in sub-clause (A) of Section 7(a) therein shall be amended to refer to a six-month lock-up period commencing on the Closing Date) (the “Amended Lockup Period”).

b)      For the avoidance of doubt, the Non-Redemption Shares and the Bridge Financing Shares shall be subject to the Amended Lockup Period.

c)      Notwithstanding the terms of Section 7 of the Initial Letter Agreement but subject to the Sponsor’s obligations to use commercially reasonable efforts to subject the PIPE Investment Shares to the Amended Lockup Period pursuant to Section 2, to the extent any holder of PIPE Investment Shares fails to agree to subject such holder’s PIPE Investment Shares to the Amended Lockup Period (“Excluded PIPE Investment Shares”), the parties hereto agree that the proviso of Section 7(c) of the Initial Letter Agreement shall be waived with respect to Excluded PIPE Investment Shares and the transfer of Excluded PIPE Investment Shares to PIPE Investors in accordance with the terms of this Letter Agreement shall be permitted.

7.	In the event that on or after the Prior Letter Agreement Date, SPAC issues (or is deemed to issue) any shares of Class A common stock of SPAC (or any equity-linked securities) related to the closing of the Transactions, the undersigned Founder Shareholders constituting holders of at least a majority of the shares of Class B common stock of SPAC hereby agree to waive any anti-dilution, adjustment or similar provisions contained in the Governing Documents of SPAC in respect of the Class B common stock of SPAC, including, without limitation, under Section 4.3 of the Existing SPAC Charter to receive more than one (1) share of SPAC Class A common stock upon automatic conversion of such Founders Shares in accordance with the Existing SPAC Charter in connection with the Transactions. As used herein, the term “equity-linked securities” means any debt or equity securities of SPAC that are convertible, exercisable or exchangeable for Class A common stock of SPAC issued in a financing transaction in connection with the Transactions, including, but not limited to, a private placement of equity or debt.

8.	During the period commencing on the Prior Letter Agreement Date and ending on the earlier of the Closing and the valid termination of the BCA pursuant to Article X thereof, no Founder Shareholder shall modify or amend the Initial Letter Agreement without the prior written consent of the Company, not to be unreasonably withheld. Following the Closing, no Founder Shareholder shall modify or amend the Initial Letter Agreement without the prior written consent of SPAC, not to be unreasonably withheld.

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9.	Each Founder Shareholder hereby acknowledges that such Founder Shareholder has read the BCA and this Letter Agreement and has had the opportunity to consult with such Founder Shareholder’s tax and legal advisors. Each Founder Shareholder shall be bound by and comply with (a) Section 6.5 (Confidential Information), (b) Section 6.9(a) (Communications; Press Release; SEC Filings) and (c) Section 6.17 (Exclusivity) of the BCA (and any relevant definitions contained in any such Sections) as if such Founder Shareholder was an original signatory to the BCA with respect to such provisions, mutatis mutandis.

10.	Subject to the terms and conditions of this Letter Agreement, SPAC and each Founder Shareholder agrees to use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Letter Agreement.

11.	Each Founder Shareholder hereby represents and warrants to SPAC and the Company as follows:

a)   Such Founder Shareholder has all necessary power and authority to execute and deliver this Letter Agreement and to perform such Founder Shareholder’s obligations hereunder. The execution and delivery of this Letter Agreement by such Founder Shareholder has been duly and validly authorized and no other action on the part of such Founder Shareholder is necessary to authorize this Letter Agreement. This Letter Agreement has been duly and validly executed and delivered by such Founder Shareholder and, assuming due authorization, execution and delivery by the other Founder Shareholders, SPAC and the Company, constitutes a legal, valid and binding obligation of such Founder Shareholder, Enforceable against such Founder Shareholder in accordance with its terms.

b)   Such Founder Shareholder, as of the date of this Letter Agreement, is, and as of the Prior Letter Agreement Date was, the sole record and beneficial owner of, and holds and held (as applicable), the number of Founders Shares set forth opposite each such Founder Shareholder’s name on Exhibit A under the heading “Total Shares”, free and clear of any and all Liens, other than those (i) created by this Letter Agreement, the Initial Letter Agreement and the Governing Documents of SPAC or (ii) arising under applicable securities Laws. Such Founder Shareholder has sole voting power (including the right to control such vote as contemplated herein), power of disposition and power to issue instructions with respect to all of such Person’s Founders Shares, and the power to agree to all of the matters applicable to such Founder Shareholder set forth in this Letter Agreement.

c)   The execution and delivery of this Letter Agreement by such Founder Shareholder does not, and the performance of this Letter Agreement by such Founder Shareholder will not: (i) conflict with or violate any applicable Laws applicable to such Founder Shareholder, (ii) contravene or conflict with, or result in any violation or breach of, any provision of any charter, articles of association, operating agreement or similar formation or governing documents and instruments of such Founder Shareholder, or (iii) result in any breach of or constitute a material default (or an event which, with notice or lapse of time or both, would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Founders Shares owned by such Founder Shareholder pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument (whether written or oral) to which such Founder Shareholder is a party or by which such Founder Shareholder is bound, except, in each case, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, would not reasonably be expected to materially impair the ability of such Founder Shareholder to perform such Founder Shareholder’s obligations hereunder or to consummate the transactions contemplated hereby.

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d)   The execution and delivery of this Letter Agreement by such Founder Shareholder does not, and the performance of this Letter Agreement by such Founder Shareholder will not, require any consent, approval, authorization or permit of, or filing with or notification to, or expiration or termination of any waiting period by, any Governmental Entity or any other Person, except (i) for applicable requirements, if any, of the Exchange Act, the Securities Act, and blue sky Laws and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, would not reasonably be expected to materially impair the ability of such Founder Shareholder to perform such Founder Shareholder’s obligations hereunder or to consummate the transactions contemplated hereby.

e)   As of the date of this Letter Agreement, there is no Proceeding pending or, to the knowledge of such Founder Shareholder, threatened against such Founder Shareholder, which in any manner challenges or, individually or in the aggregate, would reasonably be expected to delay or impair the ability of such Founder Shareholder to perform such Founder Shareholder’s obligations hereunder or to consummate the transactions contemplated hereby.

f)    Except for this Letter Agreement and the Initial Letter Agreement, such Founder Shareholder has not: (i) entered into any voting agreement, voting trust or any similar agreement, arrangement or understanding, with respect to the Founders Shares owned by such Founder Shareholder or (ii) granted any proxy, consent or power of attorney with respect to any Founders Shares owned by such Founder Shareholder. Such Founder Shareholder has not entered into any agreement, arrangement or understanding that is otherwise inconsistent with, or would interfere with, or prohibit or prevent such Founder Shareholder from satisfying such Founder Shareholder’s obligations pursuant to this Letter Agreement.

g)   Such Founder Shareholder understands and acknowledges that the Company is entering into the BCA in reliance upon the execution and delivery of this Letter Agreement by the Founder Shareholders.

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12.	This Letter Agreement, together with the BCA to the extent referenced herein, the Initial Letter Agreement and the other agreements entered into by the Founder Shareholders in connection with the initial public offering of SPAC, constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto, written or oral, relating to the subject matter hereof, including the Prior Letter Agreement.

13.	No party hereto may assign either this Letter Agreement or any of its rights, interests or obligations hereunder without the prior written consent of the other parties hereto, and any purported assignment in violation of the foregoing shall be null and void ab initio. This Letter Agreement shall be binding on the parties hereto and their respective successors and assigns.

14.	This Letter Agreement shall be construed and interpreted in a manner consistent with the provisions of the BCA. In the event of any conflict between the terms of this Letter Agreement and the BCA, the terms of this Letter Agreement shall govern. The provisions set forth in Sections 11.1 (Amendment and Waiver), 11.4 (Severability), 11.7 (Governing Law; Waiver of Jury Trial; Jurisdiction), 11.9 (Trust Account Waiver), 11.10 (Counterparts; Electronic Delivery) and 11.11 (Specific Performance), of the BCA, as in effect as of the date hereof, are hereby incorporated by reference into, and shall be deemed to apply to, this Letter Agreement, mutatis mutandis.

15.	Any notice, consent or request to be given in connection with any of the terms or provisions of this Letter Agreement shall be in writing and shall be sent in the same manner as provided in the BCA, with (a) notices to SPAC and the Company being sent to the applicable addresses set forth therein, in each case, with all copies as required thereunder, and (b) notices to each Founder Shareholder being sent to the address set forth opposite such Founder Shareholder’s name on Exhibit A under the heading “Address”.

16.	This Letter Agreement shall terminate, and have no further force and effect, if the BCA is terminated in accordance with its terms prior to the Effective Time. Upon termination of this Letter Agreement, none of the parties hereto shall have any further obligations or liabilities under this Letter Agreement; provided, however, that nothing in this Section 16 shall relieve any party hereto of liability for any willful material breach of this Letter Agreement prior to such termination.

17.	Except for claims pursuant to the BCA or any other Ancillary Agreement by any party(ies) thereto against any other party(ies) thereto, each party hereto agrees that (other than in respect of any permitted transferees of any Founders Shares and any permitted successors and assigns of any party hereto or such transferees) (a) this Letter Agreement may only be enforced against, and any action for breach of this Letter Agreement may only be made against, the parties hereto, and (b) no Person other than the parties hereto shall have any liability arising out of or relating to this Letter Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby.

18.	Notwithstanding anything in this Letter Agreement to the contrary, (a) none of the Founder Shareholders make any agreement or understanding herein in any capacity other than in such Founder Shareholder’s capacity as a record holder and beneficial owner of Founders Shares, each Insider makes no agreement or understanding herein in any capacity other than in such Insider’s capacity as a direct or indirect investor in the Sponsor, and not, in the case of any Insider, in such Insider’s capacity as a director, officer or employee of any SPAC Party, and (b) nothing herein will be construed to limit or affect any action or inaction by any Insider or any representative of the Sponsor serving as a member of the board of directors (or other similar governing body) of any SPAC Party or as an officer, employee or fiduciary of any SPAC Party, in each case, acting in such person’s capacity as a director, officer, employee or fiduciary of such SPAC Party.

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19.	Each of Matt Jaffee and Brett Biggs hereby agrees that any verbal advisory services agreement (or any other verbal agreement) either may be party to with SPAC, shall be automatically terminated and of no further force and effect, and upon such termination, SPAC shall have no further obligations or liabilities thereunder to either of Matt Jaffee or Brett Biggs.

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Please indicate your agreement to the terms of this Letter Agreement by signing where indicated below.

Very truly yours,

BANYAN ACQUISITION SPONSOR LLC

By:	/s/ Jerry Hyman
Name: Jerry Hyman
Title: Manager

/s/ George Courtot
George Courtot

/s/ Bruce Lubin
Bruce Lubin

/s/ Otis Carter
Otis Carter

/s/ Brett Biggs
Brett Biggs

/s/ Matt Jaffee
Matt Jaffee

/s/ Kimberley Annette Rimsza
Kimberley Annette Rimsza

Acknowledged and agreed

as of the date of this Letter Agreement:

BANYAN ACQUISITION CORPORATION

By:	/s/ Keith Jaffee
Name: Keith Jaffee
Title: Chief Executive Officer

PINSTRIPES, INC.

By:	/s/ Dale Schwartz
Name: Dale Schwartz
Title: Chief Executive Officer

Signature Page to Sponsor Letter Agreement

EXHIBIT A

Founder Shareholder	Address	Total Shares	Sponsor Forfeiture Shares
Banyan Acquisition Sponsor LLC	400 Skokie Blvd, Suite 820 Northbrook, Illinois 60062	2,000,000 Class A Common Stock 5,095,375 Class B Common Stock	1,333,333 Class A Common Stock 3,396,916 Class B Common Stock
George Courtot	400 Skokie Blvd, Suite 820 Northbrook, Illinois 60062	5,250 Class B Common Stock	3,500 Class B Common Stock
Bruce Lubin	400 Skokie Blvd, Suite 820 Northbrook, Illinois 60062	39,375 Class B Common Stock	26,250 Class B Common Stock
Otis Carter	400 Skokie Blvd, Suite 820 Northbrook, Illinois 60062	26,250 Class B Common Stock	17,500 Class B Common Stock
Brett Biggs	400 Skokie Blvd, Suite 820 Northbrook, Illinois 60062	26,250 Class B Common Stock	17,500 Class B Common Stock
Matt Jaffee	400 Skokie Blvd, Suite 820 Northbrook, Illinois 60062	26,250 Class B Common Stock	17,500 Class B Common Stock
Kimberley Annette Rimsza	400 Skokie Blvd, Suite 820 Northbrook, Illinois 60062	26,250 Class B Common Stock	17,500 Class B Common Stock